   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1996
                                                   REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            TICKETMASTER GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            ILLINOIS                          7999                         36-3597489
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                       3701 WILSHIRE BOULEVARD, 7TH FLOOR
                         LOS ANGELES, CALIFORNIA 90010
                                 (213) 381-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             NED S. GOLDSTEIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                            TICKETMASTER GROUP, INC.
                       3701 WILSHIRE BOULEVARD, 7TH FLOOR
                         LOS ANGELES, CALIFORNIA 90010
                                 (213) 381-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

             COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS
                 SENT TO AGENT FOR SERVICE, SHOULD BE SENT TO:

           CHARLES EVANS GERBER, ESQ.                      TIMOTHY E. PETERSON, ESQ.
             NORMAN J. GANTZ, ESQ.                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
            NEAL, GERBER & EISENBERG                           ONE NEW YORK PLAZA
            TWO NORTH LASALLE STREET                           NEW YORK, NY 10004
            CHICAGO, ILLINOIS 60602                              (212) 859-8000
                 (312) 269-8000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                       AGGREGATE                AMOUNT OF
          SECURITIES TO BE REGISTERED                 OFFERING PRICE         REGISTRATION FEE(1)
---------------------------------------------------------------------------------------------------
Common Stock, no par value.....................        $125,062,500              $42,704.41
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) The registration fee is the sum of (i) $39,655.17, which amount was paid by the Registrant in connection with Registration Statement No. 333-12413 with an aggregate offering price of $115,000,000 and (ii) $3,049.24, which amount is computed pursuant to Rule 457 under the Securities Act and relates to the additional $10,062,500 of aggregate offering price covered by this Registration Statement.

     Pursuant to Rule 429 under the Securities Act, the prospectus which forms a part hereof includes an aggregate offering price of $115,000,000 previously registered on Registration Statement No. 333-12413.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 11, 1996

PROSPECTUS
                                7,250,000 SHARES

                              [TICKETMASTER LOGO]
                            TICKETMASTER GROUP, INC.

                                  COMMON STOCK

     All of the shares of common stock, no par value (the "Common Stock"), offered hereby (the "Offering") are being sold by Ticketmaster Group, Inc. ("Ticketmaster" or the "Company"). Following the Offering, the Company's directors, principal shareholders and certain of their affiliates will own beneficially approximately 68.4% of the outstanding shares of Common Stock. See "Principal Shareholders." Prior to the Offering, there has been no public market for the Common Stock.

     The Company's Common Stock has been approved for quotation on the National Market System of the NASD under the symbol "TKTM", subject to official notice of issuance.
                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                         COMMENCING ON PAGE 10 HEREOF.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


======================================================================================================
                                                            UNDERWRITING DISCOUNT      PROCEEDS TO
                                          PRICE TO PUBLIC     AND COMMISSION(1)       COMPANY(2)
------------------------------------------------------------------------------------------------------
Per Share..............................        $14.50              $1.015               $13.485
------------------------------------------------------------------------------------------------------
Total(3)...............................     $105,125,000         $7,358,750           $97,766,250
======================================================================================================


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $1,695,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,087,500 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Commission, and Proceeds to Company will be $120,893,750, $8,462,563 and $112,431,188, respectively.

                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the certificates for the Common Stock will be made at the offices of Allen & Company Incorporated, 711 Fifth Avenue, New York, New York 10022, on or about November 22, 1996.
                            ------------------------

ALLEN & COMPANY
        INCORPORATED
                   LAZARD FRERES & CO. LLC
                                                   SMITH BARNEY INC.

               The date of this Prospectus is December   , 1996.

     The inside front cover is a gatefold which contains a multicolor graphic layout containing, centered at the top of the layout, the Ticketmaster logo beneath which is written the words "Great Performances Start Here." In clockwise fashion from this point are four photographers depicting the following images:
(i) a page from Ticketmaster Online, the Company's site on the World Wide Web,
(ii) a view of Big Ben in London, England, upon which is superimposed the logo "Ticketmaster Travel," the Company's travel agency, (iii) two tickets imprinted generally with the Company's logo and the words "Your Ticket to the Best Seat in Town" and (iv) an upcoming cover of Live! magazine with a photograph of Barbra Streisand. In the center of the layout is a photograph of one of the Company's call centers.

     The gatefold opens to a multicolor graphic layout, in the center of which is the Ticketmaster logo. In clockwise fashion from this point are fourteen photographs depicting the following images: (i) the Rockettes on-stage at Radio City Music Hall, (ii) a cover of Live! magazine with a photograph of Bruce Springsteen, (iii) Julie Andrews on-stage in the Broadway musical "Victor/Victoria", (iv) the Red Rock Amphitheatre outside of Denver, Colorado,
(v) the musical artists The Eagles, (vi) the cast of Sesame Street Live, (vii) the interior of the Fox Theater in Detroit, Michigan, (viii) a cast of a Christmas production, (ix) a basketball game, (x) a football game, (xi) a cover of Live! magazine with a photograph of Smashing Pumpkins, alternative musical artists, (xii) a classical violinist, (xiii) the Broadway musical "The King and I" and (xiv) a ballerina.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (the "Consolidated Financial Statements") included elsewhere in this Prospectus. As used in this Prospectus, references to a "fiscal" year refer to the 12-month period ending on January 31 of each year (e.g., "fiscal 1996" shall mean the Company's fiscal year ended January 31, 1996). Unless otherwise indicated, all information contained in this Prospectus assumes that (i) the Underwriters' over-allotment option has not been exercised, (ii) any outstanding options to purchase shares of Common Stock have not been exercised, (iii) any outstanding shares of Preferred Stock convertible into shares of Common Stock have not been converted and (iv) any outstanding notes exchangeable for shares of Common Stock have not been exchanged. In addition, all share amounts and per share data in this Prospectus reflect a recently effected 1-for-3 reverse stock split. Unless the context otherwise requires, references to "Ticketmaster" or the "Company" include Ticketmaster Group, Inc., its predecessors and its subsidiaries. References to the "Managed Businesses" include the Company's wholly and majority owned subsidiaries (the "Consolidated Businesses") together with the Company's interest in those unconsolidated joint ventures in which it acts as managing partner (the "Unconsolidated Joint Ventures").

                                  THE COMPANY

     Ticketmaster, through the Managed Businesses (the Consolidated Businesses together with the Unconsolidated Joint Ventures), is the leading provider of automated ticketing services in the U.S. with over 3,500 clients, including many of the country's foremost entertainment facilities and promoters and 73 professional sports franchises. The Company has established its market position by providing these clients with comprehensive ticket inventory control and management, a broad distribution network and dedicated marketing and support services. Ticket orders are received and fulfilled through operator-staffed call centers and independent sales outlets remote to the facility box office. Revenue is generated principally from convenience charges received by the Company for tickets sold on its clients' behalf. The Company generally serves as an exclusive agent for its clients and typically has no financial risk for unsold tickets. The Company, through the Managed Businesses, sold 53.1 million tickets in fiscal 1996 and 30.4 million tickets during the first six months of fiscal 1997, while generating revenues of $241.3 million and $146.2 million, respectively, for those periods.

     Based upon recent trends in the entertainment, sporting and leisure industries, the Company believes that its principal business, live entertainment ticketing, will experience increased revenues under existing venue contracts. The Company believes that significant opportunities exist through continued penetration of this principal market. Additionally, the Company believes that further ticketing opportunities will arise from the construction of new and larger facilities, the increase in the number of professional sports teams and the development of new sports leagues. Furthermore, the Company plans to continue to broaden its client base to include such venues as museums, zoos, amusement parks, state and county fairs and other locations such as golf courses, ski resorts and trade shows.

     The Company also believes that significant opportunities exist internationally to attract additional venues in a historically under-penetrated market for ticketing services. In addition, the continued enthusiasm for soccer and growing popularity of major American sports such as football, baseball and basketball should lead to increased utilization of these international venues and provide additional revenue opportunities. In order to be in a position to capitalize on these trends, the Company expects to expand its existing operations in the U.K., Australia and, through a new joint venture, in Mexico, and is exploring further opportunities in Europe, the Pacific Rim and Central and South America.

     The Company is continuing to leverage its widely recognized brand name and extensive distribution capabilities by developing new opportunities in related areas, such as entertainment information and publishing, merchandising, advertising, promotional services and direct marketing. Specific examples of its efforts include offering integrated brand management and marketing services to strategic partners, such as MasterCard International and Sprint Communications, through sponsorship advertising opportunities during live events, during telephone ticketing services, on its ticket stock and envelopes, on event promotional material and in additional media outlets which the Company is developing. In addition, in February 1996, the Company launched Live!, a monthly entertainment magazine and event guide which the Company believes is a natural extension of its existing distribution channels. The Company has also recently launched Ticketmaster Online (http://www.ticketmaster.com), its site on the World Wide Web, designed to promote ticket sales for live events, disseminate event information and offer transactional and merchandising services. These efforts to create new promotional, marketing and distribution opportunities by utilizing and integrating the Company's traditional principal ticketing services and brand name have formed the basis for new growth opportunities in the future.

     The Company believes that its proprietary inventory control management and ticketing system (the "Ticketmaster System") and its extensive distribution capabilities provide a competitive advantage that enhances the Company's ability to attract new clients and maintain its existing client base. The Ticketmaster System, which includes both hardware and software, is typically installed in a client's facility box office and provides a single centralized inventory control management system capable of tracking total ticket inventory for all events, whether sales are made on a season, subscription, group or individual ticket basis. The Ticketmaster System is capable of processing over 100,000 tickets per hour in certain markets.

     Through its Managed Businesses, Ticketmaster has a comprehensive domestic distribution system that includes approximately 2,800 remote sales outlets in 44 states covering many of the major metropolitan areas in the U.S. and 17 call centers with approximately 1,750 operator positions. The Company provides the public with convenient access to tickets and information regarding entertainment events. Ticket purchasers are assessed a convenience charge for each ticket sold by the Company on behalf of its clients. These charges are negotiated and included in the Company's contracts with its clients. The versatility of the Ticketmaster System allows it to be customized to satisfy a full range of client requirements.

     From fiscal 1991 through fiscal 1996, the number of tickets sold and revenues for the Managed Businesses have grown from 29.1 million tickets and $96.1 million of revenues to 53.1 million tickets and $241.3 million of revenues, a compounded annual growth rate of 13% and 20%, respectively.

                               BUSINESS STRATEGY

     Ticketmaster believes that future growth will be derived principally from the following:

     - Continued penetration of its principal ticketing market in the U.S. and expansion of both its live entertainment ticketing services and sales of its automated general admission ticketing and concession sales/control systems by broadening its client base to include such venues as museums, zoos, amusement parks, state and county fairs, golf courses, ski resorts and trade shows.

     - International expansion of its live entertainment ticketing services and sales of its automated general admission ticketing and concession sales/control systems in Europe (including the U.K.), Australia, Canada, Mexico, Central America and South America.

     - Leveraging of its existing assets, including its brand name, fulfillment capabilities, distribution network and user base, by offering integrated brand management and expanded marketing services through both traditional and new media for the benefit of its strategic partners and clients by:

       - actively pursuing marketing and joint promotion agreements with third parties, similar to its recent agreements with MasterCard International and Sprint Communications;

       - expanding the offerings on the Company's Web site, Ticketmaster Online, and continuing to explore opportunities on the Internet;

       - increasing subscription levels, advertising pages and related revenues of Live! magazine;

       - creating promotional and merchandising business opportunities through membership programs, including the development of a co-branded Ticketmaster credit card; and

       - accessing its customer database to create direct marketing programs.

                              RECENT TRANSACTIONS

     In furtherance of its growth strategy, the Company has recently begun to acquire, by purchase, redemption or otherwise, certain of the rights to use the Company's name and the Ticketmaster System that had been previously granted to licensees and the remaining interests in certain joint ventures.

     Completed Transactions. Acquisitions completed by the Company since January 31, 1996, in furtherance of its growth strategy (all of such completed acquisitions being collectively referred to herein as the "Completed Transactions") include the following: (i) on June 7, 1996, the Company acquired the 50% equity interest of its joint venture partner in the European Joint Venture (as defined herein) for $6.0 million in cash and an Exchangeable Promissory Note in the principal amount of $5.0 million; (ii) on October 3, 1996, the Company acquired the license rights and related assets of its Delaware Valley (Philadelphia) licensee for $19.0 million in cash; (iii) on February 12, 1996 and August 31, 1996, respectively, the Company acquired the license rights and related assets of its Nashville, Tennessee and Albuquerque, New Mexico licensees for an aggregate of $1.8 million in cash; (iv) on October 10, 1996, the Company acquired a 27% equity interest in the Company's Mexico licensee for $1.8 million in cash and 5% of net distributions received with respect to such equity interest by the Company through December 31, 1998; (v) as of November 15, 1996, the Company acquired its joint venture partner's 50% equity interest in Ticketmaster-Indiana for Preferred Stock automatically convertible into shares of Common Stock having a value of $27.0 million based on the initial public offering price of the Common Stock in the Offering; and (vi) on July 29, 1996, the Company acquired the remaining 50% equity interest not already owned of its Pacer/CATS/CCS operations; together with its initial 50% interest, aggregate consideration paid by the Company for the Pacer/CATS/CCS operations totaled $16.0 million in cash and the assumption of $7.5 million in debt.

     Pending Transactions. Acquisitions in furtherance of the Company's growth strategy that are pending but not yet completed (all of such proposed acquisitions being subject to signed letters of intent or definitive agreements and collectively referred to herein as the "Pending Transactions") include the following: (i) on October 16, 1996, the Company entered into an agreement to acquire the 20% equity interest of its partner in the Company's operating subsidiary in Texas for $6.0 million in cash; (ii) on October 25, 1996, the Company entered into an agreement to purchase the 20% equity interest of its partner in the Company's operating subsidiary in Florida for shares of Common Stock having a value of $4.6 million based on the initial public offering price of the Common Stock in the Offering; and (iii) on June 20, 1996, the Company entered into a letter of intent with the owner of a 73% equity interest in the Company's Mexico licensee to form a Latin American Joint Venture (as defined herein) for the purpose of marketing and operating the Ticketmaster System throughout Central and South America and, in connection therewith, acquire an additional 23% equity interest in the Company's Mexico licensee. See "Risk Factors -- Failure to Close Pending Transactions" and "Business -- Joint Ventures and Licensees."

     Consummation of the Pending Transactions (or any one of the Pending Transactions) is not a condition to the closing of the Offering.

                                  THE OFFERING

Common Stock offered(1)..............  7,250,000 shares(1)
Common Stock to be outstanding after
  the Offering.......................  22,560,405 shares(1)(2)
Use of proceeds......................  The Company intends to use the net proceeds of the
                                       Offering (i) to repay outstanding indebtedness ($19.0
                                       million) incurred to acquire the license rights and
                                       related assets of its Delaware Valley (Philadelphia)
                                       licensee; (ii) to repay a portion of the outstanding
                                       indebtedness (estimated to be $56.1 million) under the
                                       Company's credit agreement (the "Credit Agreement");
                                       (iii) to repay outstanding indebtedness under the
                                       Exchangeable Promissory Note ($5.0 million) incurred
                                       to acquire the Company's joint venture partner's 50%
                                       equity interest in the European Joint Venture; (iv) to
                                       purchase an interest not previously owned by the
                                       Company in its operating subsidiary in Texas ($6.0
                                       million); and (v) for general corporate purposes. See
                                       "Management's Discussion and Analysis of Financial
                                       Condition and Results of Operations -- Liquidity and
                                       Capital Resources" and "Description of Certain
                                       Indebtedness."
Nasdaq Market System symbol..........  TKTM

---------------

(1) Does not include up to 1,087,500 shares of Common Stock subject to the over-allotment option granted to the Underwriters. See "Underwriting."

(2) Does not include 1,331,340 shares of Common Stock reserved for future issuance pursuant to an option granted to Fredric D. Rosen, the Company's President and Chief Executive Officer (the "Rosen Option"), and 3,250,000 shares of Common Stock reserved for future issuance under the Ticketmaster Stock Plan (the "Stock Plan") of which options covering 3,066,811 shares have been granted. See "Management -- Employment Agreements" and
    "Management -- Stock Plan." Also, does not include shares of Common Stock
    (i) issuable in lieu of cash repayment at the election of the Company's joint venture partner, in connection with the Company's acquisition of that partner's 50% equity interest in the European Joint Venture, in June 1996,
    (ii) issuable upon conversion of convertible Preferred Stock issued in connection with the acquisition of the Company's joint venture partner's 50% equity interest in Ticketmaster-Indiana, and (iii) issuable in connection with the Company's acquisition of the 20% equity interest of its partner in the Company's operating subsidiary in Florida, expected to close shortly after the consummation of the Offering, all of which, at the initial public offering price of $14.50 per share, will total 2,524,138 shares of Common Stock. See "Business -- Joint Ventures and Licensees."
                            ------------------------

     The Company was organized in 1988 as a corporation under the laws of the State of Illinois. The principal executive office of the Company is currently located at 3701 Wilshire Boulevard, 7th Floor, Los Angeles, California 90010, and the telephone number at that address is (213) 381-2000. See "Business -- Properties."

                                  RISK FACTORS

     INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER "RISK FACTORS" COMMENCING ON PAGE 10 BEFORE PURCHASING SHARES OF COMMON STOCK.

                             SUMMARY FINANCIAL DATA
                            HISTORICAL AND PRO FORMA

     The following table sets forth summary consolidated financial data of the Company and summary combined financial data of the Unconsolidated Joint Ventures, consisting of the Unconsolidated Ticketing Joint Ventures (as defined herein) and the Pacer/CATS/CCS Joint Venture (as defined herein), for the years ended January 31, 1994, 1995 and 1996 and for the six months ended July 31, 1995 and 1996. The summary financial data for the three years ended January 31, 1996 presented below was derived from the Company's Consolidated Financial Statements, the Unconsolidated Ticketing Joint Ventures' Financial Statements and the Pacer/CATS/CCS Joint Venture's Financial Statements, all of which were audited by KPMG Peat Marwick LLP, independent auditors, whose reports with respect thereto, together with such financial statements, appear elsewhere herein. The summary financial data presented below as of and for the six months ended July 31, 1995 and 1996 is unaudited. In the opinion of the management of the Company, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information included herein. Results for the interim periods are not necessarily indicative of results to be expected during the remainder of the current fiscal year or for any future period.

     The following table also includes certain unaudited pro forma financial information for the fiscal year ended January 31, 1996 and for the six months ended July 31, 1996 which gives effect to the following as if each transaction had occurred as of February 1, 1995 for statement of operations purposes and as of July 31, 1996 for balance sheet purposes: (i) the formation of the Australian Joint Ventures (as defined herein), which occurred in December 1995, in which the Company acquired a 50% equity interest, (ii) the 100% acquisition of license rights and related assets of the Company's Nashville, Tennessee licensee, which occurred in February 1996, (iii) the acquisitions of its joint venture partners' 50% equity interests in each of the European Joint Venture and the Pacer/CATS/CCS Joint Venture, which occurred in June and July of 1996, respectively, (iv) the acquisition of the license rights and related assets of the Company's Delaware Valley (Philadelphia) licensee, which occurred in October 1996, (v) the acquisition of a 27% equity interest in the Company's Mexico licensee, which occurred in October 1996, (vi) the acquisition of its joint venture partner's 50% equity interest in Ticketmaster-Indiana, (vii) the proposed acquisitions of its partners' 20% equity interests in each of the Company's Texas and Florida operating subsidiaries and the proposed acquisition of an additional 23% equity interest in its Mexico licensee (all of such proposed acquisitions being subject to signed letters of intent or definitive agreements), (viii) the purchase of a building to serve as corporate headquarters and (ix) the sale by the Company of 7,250,000 shares of Common Stock offered hereby and application of proceeds therefrom as described in Notes to Pro Forma Financial Information. See "Pro Forma Financial Information." Such pro forma financial information is not necessarily indicative of actual results that would have been achieved and is not indicative of future results. The information set forth below should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

     In the aggregate, consideration paid or to be paid for the acquisitions referenced in clauses (i) through (vii) above totals approximately $63.9 million in cash, the assumption of $7.5 million in debt, an Exchangeable Promissory Note in the principal amount of $5.0 million (which, at the option of the holder, can be repaid in cash or exchanged for shares of Common Stock at the initial public offering price of the Common Stock in the Offering, but is herein assumed to be repaid in cash) and shares of Common Stock issued directly or upon conversion of convertible Preferred Stock having a value of $31.6 million at the initial public offering price of the Common Stock in the Offering. See
"Business -- Joint Ventures and Licensees."

     The Company's Managed Businesses are comprised of the Consolidated Businesses together with the Unconsolidated Joint Ventures. The Company believes that a meaningful measure of its operating results, in addition to those of the Company on a historical consolidated basis, is a period to period comparison of the results of the Company's Managed Businesses. Accordingly, certain additional operating data which the Company believes is helpful to obtain a better understanding of historical performance is discussed in terms of the Company's attributable beneficial interest in (i.e., its pro rata share of the results of) the Managed Businesses, regardless of whether or not fully consolidated. Through the acquisition of the other joint venture partner's 50% interest in the European Joint Venture, the acquisition of the other joint venture partner's 50% equity interest in the Pacer/CATS/CCS Joint Venture and the acquisitions of third party interests in certain of the Company's other joint ventures and licensees as described above (see
"Business -- Joint Ventures and Licensees"), the Consolidated Businesses will constitute approximately 84% of revenues of the Managed Businesses on a pro forma basis for the year ended January 31, 1996.

                             SUMMARY FINANCIAL DATA
                            HISTORICAL AND PRO FORMA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                     SIX MONTHS ENDED JULY                PRO FORMA
                                   FISCAL YEAR ENDED JANUARY 31,              31,            ------------------------------------
                                 ---------------------------------   ---------------------   FISCAL YEAR ENDED   SIX MONTHS ENDED
                                   1994        1995        1996        1995        1996      JANUARY 31, 1996     JULY 31, 1996
                                 ---------   ---------   ---------   ---------   ---------   -----------------   ----------------
                                                                          (UNAUDITED)                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
CONSOLIDATED BUSINESSES(1)
REVENUES:
 Ticketing operations..........  $ 137,304   $ 172,002   $ 149,115   $  78,816   $  87,893       $ 186,558          $  107,950
 Concession and control
   systems.....................         --          --          --          --          --          22,985              12,964
 Publications..................      4,575       4,640       4,198       1,766       4,512           5,697               4,688
 Sponsorship & promotion.......      1,724       1,849       3,972         955       4,777           4,461               4,954
 Other.........................      3,037       4,459       3,965       2,195       2,777           3,965               2,777
                                 ---------   ---------   ---------   ---------   ---------       ---------           ---------
   Total.......................    146,640     182,950     161,250      83,732      99,959         223,666             133,333
                                 ---------   ---------   ---------   ---------   ---------       ---------           ---------
OPERATING COSTS AND EXPENSES:
 Ticketing operations..........    117,020     141,612     124,895      65,114      74,933         152,612              89,842
 Concession and control
   systems.....................         --          --          --          --          --          25,746              13,149
 Publications..................      2,297       2,908       9,129       3,368       9,115          10,176               9,215
 Other.........................     11,738      22,444      16,649       7,940       9,622          16,649               9,622
 Depreciation and
   amortization................      9,399      13,301       9,325       4,763       4,929          17,620               8,852
 Equity in net (income) of
   unconsolidated
   affiliates..................     (1,577)     (1,360)     (1,458)     (1,345)     (2,136)         (2,622)             (1,632)
                                 ---------   ---------   ---------   ---------   ---------       ---------           ---------
Operating income...............      7,763       4,045       2,710       3,892       3,496           3,485               4,285
Interest expense, net..........      3,211      12,409      12,782       6,528       5,917          10,807               4,912
Net income (loss)..............         40      (6,678)     (8,095)     (2,327)     (2,418)         (4,479)               (393)
Net income (loss) per share....  $    0.01   $   (0.44)  $   (0.53)  $   (0.15)  $   (0.16)      $   (0.18)         $    (0.02)
Shares used in per share
 calculation(5)................      4,993      15,310      15,310      15,310      15,310          24,740              24,740
UNCONSOLIDATED JOINT
 VENTURES(2)
REVENUES:
 Ticketing operations..........  $  39,457   $  46,921   $  54,178   $  27,530   $  32,708       $  40,862          $   20,020
 Publications..................      1,599       2,129       1,939       1,009         176             787                  --
 Sponsorship & promotion.......        756         865         951         515         387             463                 210
 Concession and control
   systems.....................         --      19,354      22,985      10,755      12,964              --                  --
                                 ---------   ---------   ---------   ---------   ---------       ---------           ---------
   Total.......................     41,812      69,269      80,053      39,809      46,235          42,112              20,230
                                 ---------   ---------   ---------   ---------   ---------       ---------           ---------
OPERATING COSTS AND EXPENSES:
 Ticketing operations..........     32,033      37,302      40,068      20,285      24,402          32,399              15,604
 Publications..................      1,108       1,261       1,148         611         128             530                  --
 Concession and control
   systems.....................         --      20,932      25,746      11,995      13,149              --                  --
 Depreciation and
   amortization................      4,826       5,062       4,401       2,219       2,587           2,142               1,261
                                 ---------   ---------   ---------   ---------   ---------       ---------           ---------
Operating income...............      3,845       4,712       8,690       4,699       5,969           7,041               3,365
Interest expense, net..........        107         580         942         436         356             399                 184
Net income.....................      3,738       3,632       7,443       4,197       5,364           6,358               3,129
Ticketmaster's share of net
 income(7).....................  $   1,577   $   1,360   $   1,458   $   1,345   $   2,136       $   2,622          $    1,632

                                                                                                     AS OF JULY 31, 1996
                                                                                             ------------------------------------
                                                                                                  ACTUAL            PRO FORMA
                                                                                             -----------------   ----------------
                                                                                                         (UNAUDITED)
BALANCE SHEET DATA:
CONSOLIDATED BUSINESSES(1)
 Total assets..............................................................................      $ 147,174          $  232,448
 Total debt................................................................................        183,606             135,335
 Shareholders' equity (deficiency).........................................................       (110,268)             17,403
UNCONSOLIDATED JOINT VENTURES
 Total assets..............................................................................      $  29,309          $   23,092
 Total debt................................................................................            111                 111
 Venturers' capital........................................................................         11,993              10,217

Footnotes on following page

                             SUMMARY FINANCIAL DATA
                            HISTORICAL AND PRO FORMA
                                 (IN THOUSANDS)

                                                                        SIX MONTHS ENDED                  PRO FORMA
                                     FISCAL YEAR ENDED JANUARY 31,          JULY 31,         ------------------------------------
                                   ---------------------------------   -------------------   FISCAL YEAR ENDED   SIX MONTHS ENDED
                                     1994        1995        1996        1995       1996     JANUARY 31, 1996     JULY 31, 1996
                                   ---------   ---------   ---------   --------   --------   -----------------   ----------------
                                                                           (UNAUDITED)                   (UNAUDITED)
SUPPLEMENTAL INFORMATION: (UNAUDITED)
NUMBER OF TICKETS SOLD:
 Consolidated Businesses(1)......     38,655      42,458      37,619     19,630     21,580          48,144             26,866
 Unconsolidated Joint
   Ventures(2)...................     12,194      13,156      15,497      7,546      8,823           9,639              5,036
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............     50,849      55,614      53,116     27,176     30,403          57,783             31,902
                                   =========== =========== =========== ========== ==========   ===========         ==========
GROSS DOLLAR VALUE OF TICKET
 SALES:
 Consolidated Businesses(1)......  $1,001,098  $1,308,310  $1,116,660  $571,210   $619,806       $1,389,801          $767,456
 Unconsolidated Joint
   Ventures(2)...................    282,274     345,491     414,918    202,145    250,188         269,984            144,499
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............  $1,283,372  $1,653,801  $1,531,578  $773,355   $869,994       $1,659,785          $911,955
                                   =========== =========== =========== ========== ==========   ===========         ==========
TOTAL REVENUES:
 Consolidated Businesses(1)......  $ 146,640   $ 182,950   $ 161,250   $ 83,732   $ 99,959       $ 223,666           $133,333
 Unconsolidated Joint
   Ventures(2)...................     41,812      69,269      80,053     39,809     46,235          42,112             20,230
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............  $ 188,452   $ 252,219   $ 241,303   $123,541   $146,194       $ 265,778           $153,563
                                   =========== =========== =========== ========== ==========   ===========         ==========
EBITDA(3):
 Consolidated Businesses(1)......  $  15,585   $  15,986   $  10,577   $  7,310   $  6,289       $  18,483           $ 11,505
 Unconsolidated Joint
   Ventures(2)...................      8,671       9,774      13,091      6,918      8,556           9,183              4,626
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............  $  24,256   $  25,760   $  23,668   $ 14,228   $ 14,845       $  27,666           $ 16,131
                                   =========== =========== =========== ========== ==========   ===========         ==========
ATTRIBUTABLE EBITDA(4)...........  $  18,235   $  19,503   $  15,222   $ 10,425   $ 10,068       $  23,272           $ 14,035
                                   =========== =========== =========== ========== ==========   ===========         ==========
NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES
 Consolidated Businesses(1)......  $  14,571   $  12,309   $  (3,068)  $ (2,778)  $  7,457       $   1,239           $ 15,142
 Unconsolidated Joint
   Ventures(2)...................      6,439      15,761      17,658      5,698      6,721          14,927                 56
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............  $  21,010   $  28,070   $  14,590   $  2,920   $ 14,178       $  16,166           $ 15,198
                                   =========== =========== =========== ========== ==========   ===========         ==========
NET CASH USED IN INVESTING
 ACTIVITIES
 Consolidated Businesses(1)......  $  (6,250)  $ (14,553)  $  (9,452)  $ (4,440)  $ (4,658)      $ (12,107)          $ (5,790)
 Unconsolidated Joint
   Ventures(2)...................     (4,654)     (1,772)     (6,508)    (1,081)    (6,851)         (3,793)            (1,547)
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............  $ (10,904)  $ (16,325)  $ (15,960)  $ (5,521)  $(11,509)      $ (15,900)          $ (7,337)
                                   =========== =========== =========== ========== ==========   ===========         ==========
NET CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES
 Consolidated Businesses(1)......  $  (2,732)  $  15,086   $   7,772   $  3,847   $ 10,347       $   7,439           $ 10,342
 Unconsolidated Joint
   Ventures(2)...................     (5,406)     (9,133)     (5,011)    (5,417)    (3,943)           (645)            (2,463)
                                   ----------- ----------- ----------- ---------- ----------   -----------         ----------
 Managed Businesses..............  $  (8,138)  $   5,953   $   2,761   $ (1,570)  $  6,404       $   6,794           $  7,879
                                   =========== =========== =========== ========== ==========   ===========         ==========
Net income (loss)(6).............                                                                $  (4,390)          $   (620)
Net income (loss) per share(6)...                                                                $    (.24)          $   (.03)
Shares used in per share
 calculation(6)..................                                                                   18,295             18,295

---------------
(1) Defined as results of operations from businesses included in the Company's Consolidated Financial Statements included elsewhere in this Prospectus, which include the accounts of the Company, its wholly owned subsidiaries and majority (80% or greater) owned companies and joint ventures. Investments in companies and joint ventures, in which ownership ranges from 33 1/3%-50% and in which the Company exercises significant influence over operating and financial policies, are accounted for using the equity method.

(2) Defined as the combined results of operations from Unconsolidated Ticketing Joint Ventures and Pacer/CATS/CCS Joint Venture, the individual financial statements of which are included elsewhere in this Prospectus. Ticketmaster's ownership interests in these businesses range from 33 1/3%-50% and are in companies and joint ventures in which Ticketmaster exercises significant influence over operating and financial policies, and are accounted for under the equity method included in the Consolidated Businesses.

(3) Defined as revenue less operating costs before interest, depreciation and amortization, and taxes ("EBITDA"). Managed Business EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operations performance or to cash flows from operations as a measure of liquidity. Management believes that an EBITDA presentation is an important factor in evaluating the amount of cash available for repayment of debt, future investments, dividends and in determining cash available for future distributions.

(4) Defined as Ticketmaster's pro rata share in the results of its Consolidated Businesses and Unconsolidated Joint Ventures' revenue less operating costs before interest, depreciation and amortization, and taxes. EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity. Management believes that an EBITDA presentation is an important factor in evaluating the amount of cash available for repayment of debt, future investments, dividends and in determining cash available for future distributions.

(5) See Note 1 to the Notes to Consolidated Financial Statements for per share calculations for historical data and "Pro Forma Financial Information" for unaudited pro forma data. For pro forma purposes, includes 15,310,405 pro forma weighted average common and common equivalent shares outstanding at January 31, 1996 and July 31, 1996, 7,250,000 shares of Common Stock offered by the Company in connection with the Offering, and 1,862,069 and 317,241 shares of Common Stock expected to be issued in connection with the acquisition, by purchase, redemption or otherwise, of its joint venture partner's 50% equity interest in Ticketmaster-Indiana and the proposed acquisition of its partner's 20% equity interest in the Company's Florida operating subsidiary, respectively.

(6) Represents earnings and earnings per share information giving effect to the reduction in interest expense associated with the repayment of a portion of the outstanding indebtedness (see "Use of Proceeds"). Share information reflects the increase in weighted average common shares assuming the issuance of shares directly proportionate to the corresponding repayment of indebtedness.

(7) Represents Ticketmaster's share of net income from Unconsolidated Joint Ventures defined in Note (2) above and Ticketmaster's share of net income from various investments in other unconsolidated joint ventures in which Ticketmaster maintains ownership interests ranging from 25%-50%.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock.

     High Leverage. As a result of its growth and cash distributions to shareholders, the Company has incurred significant amounts of debt and is highly leveraged. As of July 31, 1996, the Company had consolidated long-term debt of $183.6 million. On a pro forma basis after giving effect to the sale of Common Stock in the Offering and the application of the net proceeds therefrom, the Pending Transactions and the Completed Transactions, the Company would have had, as of July 31, 1996, consolidated long-term debt of $135.3 million. See "Capitalization." The Company may incur additional indebtedness, including borrowings under credit facilities, in the future, subject to certain limitations contained in its debt instruments. See "Description of Certain Indebtedness." The Company's ability to satisfy the financial obligations under its indebtedness outstanding from time to time will depend upon its future operating performance, which is subject to certain prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to cover its debt service obligations. The Company's current and future debt service obligations could have important consequences to holders of Common Stock, including the following:
(i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness; (iii) the Company's high degree of leverage may make it more vulnerable to economic downturns; and (iv) a portion of the Company's borrowings is at variable interest rates, subject to prescribed limits.

     Net Losses for the Consolidated Businesses. The Company incurred net operating losses, after interest expense, from the Consolidated Businesses during each of the fiscal years ended January 31, 1995 and January 31, 1996 and for the six-month period ended July 31, 1996. The net losses were primarily the result of the Company's high leverage and the commencement of new business ventures, including, without limitation, the launch of Live! in February 1996 and the formation of the Pacer/CATS/CCS Joint Venture during April 1994. The Company may continue to incur net losses from the Consolidated Businesses in the future as a result of, but not limited to, high leverage and expenses associated with existing new business ventures and any additional new business ventures it may undertake in the future.

     Dependence on Entertainment, Sporting and Leisure Events. Pursuant to contracts with arenas, stadiums, theaters and other facilities, sports teams, promoters and others, the Company, in its capacity as agent, sells tickets relating to entertainment, sporting and leisure events and, accordingly, the Company's ticketing business is directly affected by the popularity, frequency and location of such events. Factors affecting such events, including general economic conditions, consumer trends and work stoppages (such as the 1994 strike by the Major League Baseball Players Association against major league baseball), could have a material adverse effect on the Company.

     Quarterly Fluctuations in Revenues. The Company has historically experienced quarterly fluctuations in ticket operation revenues, which vary depending upon the dates when tickets for events are released for sale by its clients. The scheduling of popular events has generally been more concentrated during the warm weather months. This factor, together with the general practice of commencing ticket sales several months prior to the event date, tends to result in higher revenues in the Company's first six months of operations during each fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

     Dependence upon President and Chief Executive Officer. The Company is dependent to a large extent on the services of Fredric D. Rosen, its President and Chief Executive Officer. Loss of the services of Mr. Rosen could have a material adverse effect on the Company's business and operations. The Company and Mr. Rosen have entered into an employment agreement with an initial term ending on January 31, 1999, subject to various termination rights. See "Management -- Employment Agreements."

     Control by Existing Owners. Upon completion of the Offering, Paul G. Allen will beneficially own approximately 54.2% of the then-outstanding shares of Common Stock (49.4% taking into account the shares of Common Stock issuable in connection with the proposed acquisition of its partner's 20% equity interest in the Company's Florida operating subsidiary and the conversion of Preferred Stock issued in connection with the acquisition of its partner's 50% equity interest in Ticketmaster-Indiana). Under Illinois law, Mr. Allen will effectively have control of the Company and will have sufficient voting power to determine the composition of the Board of Directors or the outcome of any matter submitted to shareholders for approval. Under Illinois law, Mr. Allen also will be permitted to take action by written consent without holding a shareholders' meeting or providing the Company's other shareholders with the opportunity to consider and vote upon the matters to be acted upon by the shareholders. However, should Mr. Allen take any action by written consent, the Company will distribute to the other shareholders an information statement to the extent required by and meeting the requirements of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at least 20 calendar days prior to effecting any such corporate action by Mr. Allen pursuant to a written consent. See "Principal Shareholders" and "Description of Capital Stock."

     Failure to Close Pending Transactions. The Company has entered into letters of intent or definitive agreements to acquire, by purchase, redemption or otherwise, the interest of certain joint venturers and licensees. See
"Business -- Joint Ventures and Licensees." However, the completion of the Pending Transactions remains subject to certain conditions. If any of such conditions are not satisfied with respect to any of the Pending Transactions, the Company may be unable to complete such transactions. If the Company is unable, for any reason, to complete any of the Pending Transactions, the Company will be unable to include those Pending Transactions in its consolidated financial statements and may be unable to directly access the operating income and related cash flows attributable to the interests to be acquired in the Pending Transactions. See "-- High Leverage." No assurances can be given that any of such transactions will be completed.

     Changing Technology; Absence of Patent Protection. The automated ticketing business is dependent upon the efficiencies created by the computer hardware and software utilized by each service provider, such as the Company. The automated ticketing industry is characterized by continual enhancement to existing technology to improve these efficiencies and provide additional capabilities. The Company, with its research and development staff, continues to improve the Ticketmaster System. The failure of the Company to develop or have access to current technology could adversely affect the Company's competitive position.

     The Company presently has no patents pertaining to its products. The technology used by the Company in its products is likely to be within the state of the art and may not be more advanced than the technology used by or available to certain of its competitors and potential competitors. The Company may be unable to prevent its competitors and others from incorporating features of the Company's products into their own products. See "Business -- Trademarks and Patents."

     New Ventures. The Company plans to continue to leverage its brand name and extensive distribution capabilities to develop businesses in related areas. Certain of these initiatives have entailed and other initiatives may entail substantial start-up costs. There can be no assurance that the Company will be successful in these endeavors. See "Business -- Strategy and Growth Opportunities."

     International Operations. The Company presently conducts business in the U.K. and conducts business in Canada and Mexico through licensees and in Australia through joint ventures. In fiscal 1996, revenues from international operations accounted for 6.2% of total revenues of the Managed Businesses. The Company intends to continue to expand its operations outside of the U.S. and to enter additional markets, which will require additional resources. International operations are generally subject to various risks not present in domestic operations. Various foreign jurisdictions have laws limiting the right and ability of foreign subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met. Risks exist with respect to foreign currency fluctuations and difficulties in staffing and managing international operations. As the Company continues to expand its international operations, exposures to gains and losses on foreign currency transactions may increase. See "Business -- Strategy and Growth Opportunities" and "Business -- Joint Ventures and Licensees."

     Competition. The automated ticketing business is highly competitive, and the Company faces competition, and potential competition, from numerous parties offering similar services. In addition to competitors which perform services similar to the Company on behalf of third parties, existing technology makes it possible for individual facilities and promoters, or groups of facilities and promoters, to operate their own automated ticketing systems. See "Risk
Factors -- Changing Technology; Absence of Patent Protection,"
"Business -- Client Relationships" and "Business -- Competition."

     Government Investigations and Litigation. Federal, state and local authorities have from time to time commenced investigations or inquiries with respect to the Company's compliance with antitrust, unfair business practice and other laws. The most recent federal investigation was commenced in 1994 by the Antitrust Division of the United States Department of Justice and was concluded in 1995 with no enforcement action being taken against the Company.

     During 1994, the Company was also named as a defendant in multiple class action lawsuits alleging that the Company's activities violated federal antitrust laws. All of such federal lawsuits were consolidated by the Judicial Panel on Multidistrict Litigation for pretrial proceedings. After an amended and consolidated complaint was filed by the plaintiffs, the Company filed a motion to dismiss and, on May 31, 1996, the United States District Court for the Eastern District of Missouri granted the motion to dismiss for failure to state a claim upon which relief could be granted. On June 12, 1996, plaintiffs appealed the court's dismissal of such lawsuits.

     The Company is also named as a defendant in a lawsuit filed by Moviefone, Inc. and The Teleticketing Company, L.P. Plaintiffs allege that the Company has violated antitrust laws and has tortiously interfered with contractual and prospective business relationships. The Company has denied the allegations and intends to vigorously defend such lawsuit.

     The Company believes that it has conducted its business in substantial compliance with all applicable laws. However, given the status of the foregoing matters, no assurances can be given as to the effect that they may have on the Company. The Company has incurred significant legal expenses in connection with these and other investigations and lawsuits and will likely incur additional significant legal expenses in the future should similar investigations or additional lawsuits be instituted. See "Business -- Government Investigations and Litigation."

     Risk of Business Interruption. The Company's operations are dependent upon its ability to protect its call centers, computer and telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption or failure, natural disaster and other similar events. In the event that the Company experiences a temporary or permanent interruption at one or more of its call centers through casualty, equipment malfunction or otherwise, the Company's business could be adversely affected. While the Company maintains secondary and tertiary backup facilities as well as property and business interruption insurance, such facilities and insurance may not adequately protect the Company or compensate the Company for all losses that it may incur.

     Shares Eligible for Future Sale. A substantial number of shares of Common Stock will become available for sale in the public market at prescribed times following the effective date of the Offering. No predictions can be made as to the effect, if any, that market sales of such shares, or the availability of such shares for future sales, will have upon the market price of shares of Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options, pursuant to automatic conversion of Preferred Stock or, at the election of the holder, the Exchangeable Promissory Note), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. The directors, officers and shareholders of the Company have agreed that, without the written consent of Allen & Company Incorporated on behalf of the Underwriters, they will not offer to sell, contract to sell or otherwise sell or dispose of their shares of Common Stock for a period of 180 days after the date of this Prospectus, except for certain stock repurchases that may be required pursuant to employment agreements. Persons who may receive shares of Common Stock in connection with certain of the Completed Transactions and the Pending Transactions have also agreed to be bound by similar restrictions. At any time following the expiration or termination of such period, certain of the existing shareholders will have the right, pursuant to existing agreements, to require the Company, subject to certain qualifications, to effect the registration under the Securities Act of 1933, as amended (the "Securities Act"), of all or a specified number of their shares of Common Stock.

     The Common Stock offered hereby will be freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. See "Underwriting." All remaining outstanding shares of Common Stock may be sold under Rule 144 or Regulation S promulgated under the Securities Act, subject to the holding period, volume, manner of sale and other restrictions of Rule 144 or Regulation S and subject to the 180-day lock-up agreements with the Underwriters. See "Shares Eligible for Future Sale," "Underwriting,"
"Management -- Employment Agreements" and "Certain Transactions."

     Absence of Prior Public Market. Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price was determined by negotiations between the Company and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market will develop after the Offering or, if developed, that such a market will be sustained. Further, the trading price of the Common Stock may be highly volatile. The market price for shares of Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations or changes in general economic, industry or market conditions.

     Dilution. Purchasers of the shares of Common Stock offered hereby will incur immediate and substantial dilution in the net tangible book value of their investment. See "Dilution."

     Dividends. The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Furthermore, the Credit Agreement imposes restrictions and limitations on the payment of dividends to the Company's shareholders. See "Dividend Policy" and "Description of Certain Indebtedness."

     Forward-Looking Statements and Associated Risks. This Prospectus contains forward-looking statements, including statements regarding, among other items,
(i) the Company's growth strategies; (ii) anticipated trends in the Company's business; and (iii) the Company's future liquidity requirements and capital resources. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from those anticipated by these forward-looking statements as a result of various factors including the risks set forth in this section. In light of these risks and uncertainties, there can be no assurance that events anticipated by the forward-looking statements contained in this Prospectus will in fact transpire.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock pursuant to the Offering, after deducting expenses payable by the Company in connection with the Offering, are estimated to be approximately $96.1 million (approximately $110.7 million if the Underwriters' over-allotment option is exercised in full) based on the initial public offering price of $14.50 per share. The Company intends to use such proceeds, in the indicated approximate amounts, for the following purposes (dollars in millions):

        Repayment of outstanding indebtedness incurred to acquire the license rights and related assets of its Delaware Valley (Philadelphia)
          licensee, issued on September 27, 1996, maturing on June 24, 1997 and bearing interest at the London Inter-Bank Offering Rate
          ("LIBOR") (5.59% at October 23, 1996) plus the applicable margin, as defined (1.625%)................................................  $19.0
        Repayment of a portion of the outstanding indebtedness under the
          Credit Agreement, issued in August 1995, maturing on December 31,
          1999 and bearing interest at LIBOR plus the applicable margin, as
          defined (1.625%)...................................................   56.1
        Repayment of outstanding Exchangeable Promissory Note incurred to acquire the Company's joint venture partner's 50% equity interest in the European Joint Venture, issued on June 7, 1996, maturing on
          June 7, 1997 and bearing interest at the prime rate (8.25% at
          October 23, 1996)(1)...............................................    5.0
        Purchase of the 20% equity interest not previously owned by the
          Company in its operating subsidiary in Texas(2)....................    6.0
        General corporate purposes...........................................   10.0
                                                                               -----
                  Total......................................................  $96.1
                                                                               =====

---------------

(1) At the election of the holder, the Exchangeable Promissory Note is repayable in cash or may be converted into shares of Common Stock. The exchange provisions of the Exchangeable Promissory Note provide that it may be converted, only in its entirety, into shares of Common Stock equal to the outstanding principal amount of the Exchangeable Promissory Note divided by the initial public offering price of the Common Stock in the Offering. Accordingly, should the Exchangeable Promissory Note be exchanged for Common Stock as opposed to being repaid in cash, the use of proceeds attributed to the repayment of the Exchangeable Promissory Note would alternatively be used to repay additional portions of the outstanding indebtedness under the Credit Agreement.

(2) In the event this transaction is not consummated, the use of proceeds attributed to the purchase of the interest in the operating subsidiary in Texas would alternatively be used to repay additional portions of the outstanding indebtedness under the Credit Agreement.

     Any proceeds from the exercise of the Underwriters' over-allotment option will be used to further repay of a portion of the outstanding indebtedness under the Credit Agreement. For information relative to the indebtedness to be repaid using the net proceeds of the Offering, see "Description of Certain Indebtedness." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

     Since November 17, 1993, the Company has not declared or paid any dividends upon its Common Stock. The Company presently intends to retain earnings during the foreseeable future for general corporate purposes, including business expansion and capital expenditures. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, capital needs, future prospects and other factors deemed relevant by the Board of Directors.

     Furthermore, the Credit Agreement imposes restrictions and limitations on the making of dividends and distributions to the Company's shareholders. Accordingly, the future ability of the Company to declare and pay dividends on its Common Stock will be limited by virtue of the restrictions under the Credit Agreement. See "Description of Certain Indebtedness."

     In addition, the separate credit agreement pertaining to the Company's Pacer/CATS/CCS operations restricts the ability of that entity to transfer funds to the Company in the form of cash dividends, loans or advances. See "Description of Certain Indebtedness."

                                    DILUTION

     At July 31, 1996, on a pro forma basis to reflect pending and completed transactions, the Company had net tangible book value (deficiency) of $(173.8) million, or $(9.94) per share. After giving effect to the sale of the shares of Common Stock offered in the Offering and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," the pro forma net tangible book value (deficiency) of the Company at July 31, 1996 would have been approximately $(77.7) million, or $(3.14) per share of Common Stock. This represents an immediate decrease in such net tangible book deficiency of $6.79 per share to existing shareholders and an immediate dilution of $17.64 per share to purchasers of shares of Common Stock in the Offering. Dilution per share is determined by subtracting the pro forma net tangible book value (deficiency) per share of Common Stock after completion of the Offering from the per share price paid by purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:

    Initial public offering price per share...................................     $ 14.50
      Pro forma net tangible book value (deficiency) per share as of
         July 31, 1996...............................................  $ (9.94)
      Decrease in net tangible book deficiency per share attributable
         to the Offering.............................................     6.79
                                                                        ------
    Adjusted pro forma net tangible book value (deficiency) per share
      after the Offering......................................................       (3.14)
                                                                                    ------
    Dilution per share to purchasers of Common Stock in the Offering..........     $ 17.64
                                                                                    ======

     The following table sets forth as of July 31, 1996 (calculated on the same basis as set forth in the preceding paragraph) the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing shareholders of the Company and the number of shares of Common Stock to be purchased from the Company, the total consideration to be paid and the average price per share to be paid by purchasers of the Common Stock pursuant to the Offering:

                                   SHARES PURCHASED          TOTAL CONSIDERATION
                                ----------------------     ------------------------     AVERAGE PRICE
                                  NUMBER       PERCENT        AMOUNT        PERCENT       PER SHARE
                                ----------     -------     ------------     -------     -------------
    Existing shareholders.....  17,489,715       70.7%     $196,484,000       65.1%        $ 11.23
    New investors.............   7,250,000       29.3       105,125,000       34.9           14.50
                                ----------      -----      ------------      -----
              Total...........  24,739,715      100.0%     $301,609,000      100.0%
                                ==========      =====      ============      =====

     The computations in the tables above (i) reflect a recently effected 1-for-3 reverse stock split, (ii) do not assume exercise of the over-allotment option granted to the Underwriters, (iii) exclude shares of Common Stock reserved for issuance pursuant to the Rosen Option and options which have been and may be granted under the Stock Plan or otherwise, and (iv) exclude shares of Common Stock reserved for issuance pursuant to any conversion of the Exchangeable Promissory Note. To the extent options are exercised or exchangeable notes are exchanged, there may be further dilution to investors. See "Capitalization" and "Management."

     Additionally, the calculations assume the issuance of shares of Common Stock in connection with the Company's proposed acquisition of its partner's 20% equity interest in the Company's Florida operating subsidiary and the conversion of Preferred Stock issued in connection with the acquisition of its partner's 50% equity interest in Ticketmaster-Indiana. If the Pending Transactions are not consummated, the pro forma net tangible book value (deficiency) per share prior to the Offering would be $(9.83), and the decrease in net tangible book deficiency per share attributable to the Offering would be $6.85, which would result in an adjusted pro forma net tangible book value (deficiency) per share after the Offering of $(2.98). The resultant dilution per share to purchasers of Common Stock in the Offering would be $17.48.

                                 CAPITALIZATION

     The following table sets forth as of July 31, 1996: (i) the actual capitalization of the Company, including the current portion of long-term debt and capitalized lease obligations, (ii) the pro forma capitalization of the Company after giving effect to the Completed Transactions and the Pending Transactions as well as the purchase of the building to serve as corporate headquarters and (iii) the pro forma, as adjusted, capitalization of the Company after giving effect to the receipt of net proceeds from the sale of the 7,250,000 shares of Common Stock pursuant to the Offering and application thereof, the conversion of the Company's Preferred Stock into Common Stock, the issuance of Common Stock in connection with the Company's proposed acquisition of the 20% equity interest not previously owned by the Company in its Florida operating subsidiary and the repayment of the Exchangeable Promissory Note with cash:

                                                                          JULY 31, 1996
                                                             ----------------------------------------
                                                                                          PRO FORMA
                                                                          PRO FORMA          FOR
                                                                             FOR        TRANSACTIONS,
                                                              ACTUAL     TRANSACTIONS    AS ADJUSTED
                                                             ---------   ------------   -------------
                                                                          (IN THOUSANDS)
Current portion of long-term debt and capitalized lease
  obligations..............................................  $     205    $      205      $      --
Long-term debt, net of current portion.....................    178,401       216,201        135,335
Exchangeable Promissory Note...............................      5,000         5,000             --
Stockholders' equity (deficiency):
  Preferred Stock, no par value, 20,000,000 shares
     authorized; no shares outstanding actual, one share
     outstanding pro forma, no shares outstanding as
     adjusted..............................................         --        27,000             --
  Common Stock, no par value, 80,000,000 shares authorized;
     15,310,405 shares outstanding actual and pro forma;
     24,739,715 shares outstanding as adjusted(1)..........         --            --             --
  Additional paid-in capital...............................         --         4,600        127,671
Retained earnings (deficit)................................   (110,268)     (110,268)      (110,268)
                                                             ----------   ----------    ------------
Total stockholders' equity (deficiency)....................   (110,268)      (78,668)        17,403
                                                             ----------   ----------    ------------
          Total capitalization.............................  $  73,338    $  142,738      $ 152,738
                                                             ==========   ==========    ============

---------------

(1) Gives effect to the recent 1-for-3 reverse stock split and excludes 1,596,451 shares of Common Stock reserved for issuance upon exercise of outstanding options and 2,801,700 shares reserved for future option grants. See "Management -- Executive Compensation," "Management -- Stock Plan" and
    Note 13 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA
                            HISTORICAL AND PRO FORMA

     The following table sets forth selected consolidated financial data of the Company and summary combined financial data of the Unconsolidated Joint Ventures, consisting of the Unconsolidated Ticketing Joint Ventures and the Pacer/CATS/CCS Joint Venture, for the years ended January 31, 1992, 1993, 1994, 1995 and 1996 and for the six months ended July 31, 1995 and 1996. The selected financial data as of January 31, 1995 and 1996 and for each of the years in the three year period ended January 31, 1996 presented below was derived from the Company's Consolidated Financial Statements, the Unconsolidated Ticketing Joint Ventures' Financial Statements and the Pacer/CATS/CCS Joint Venture's Financial Statements, all of which were audited by KPMG Peat Marwick LLP, independent auditors, whose reports with respect thereto, together with such financial statements, appear elsewhere herein. The selected financial data for each of the years in the two-year period ended January 31, 1993 were derived from audited financial statements of the Company not included herein. The selected financial data presented below as of and for the six months ended July 31, 1995 and 1996 is unaudited. In the opinion of the management of the Company, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information included herein. Results for the interim periods are not necessarily indicative of results to be expected during the remainder of the current fiscal year or for any future period.

     The following table also includes certain unaudited pro forma financial information for the fiscal year ended January 31, 1996 and for the six months ended July 31, 1996 which gives effect to the following as if each transaction had occurred as of February 1, 1995 for statement of operations purposes and as of July 31, 1996 for balance sheet purposes: (i) the formation of the Australian Joint Ventures, which occurred in December 1995, in which the Company acquired a 50% equity interest, (ii) the 100% acquisition of license rights and related assets of the Company's Nashville, Tennessee licensee, which occurred in February 1996, (iii) the acquisitions of its joint venture partners' 50% equity interests in each of the European Joint Venture and the Pacer/CATS/CCS Joint Venture, which occurred in June and July of 1996, respectively, (iv) the acquisition of the license rights and related assets of the Company's Delaware Valley (Philadelphia) licensee, which occurred in October 1996, (v) the acquisition of a 27% equity interest in the Company's Mexico licensee, which occurred in October 1996, (vi) the acquisition of its joint venture partner's 50% equity interest in Ticketmaster-Indiana, (vii) the proposed acquisitions of its partners' 20% equity interests in the Company's Texas and Florida operating subsidiaries, and the proposed acquisition of an additional 23% equity interest in its Mexico licensee (all of such proposed acquisitions being subject to signed letters of intent or definitive agreements), (viii) the purchase of a building to serve as corporate headquarters, and (ix) the sale by the Company of 7,250,000 shares of Common Stock offered hereby and application of proceeds therefrom as described in Notes to Pro Forma Financial Information. See "Pro Forma Financial Information." Such pro forma financial information is not necessarily indicative of actual results that would have been achieved and is not indicative of future results. The information set forth below should be read in conjunction with "Summary Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

     In the aggregate, consideration paid or to be paid for the acquisitions referenced in clauses (i) through (vii) above totals approximately $63.9 million in cash, the assumption of $7.5 million in debt, an Exchangeable Promissory Note in the principal amount of $5.0 million (which, at the option of the holder, can be repaid in cash or exchanged for shares of Common Stock at the initial public offering price of the Common Stock in the Offering, but is herein assumed to be repaid in cash) and shares of Common Stock issued directly or upon conversion of convertible Preferred Stock having a value of $31.6 million at the initial public offering price of the Common Stock in the Offering. See
"Business -- Joint Ventures and Licensees."

     The Company's Managed Businesses are comprised of the Consolidated Businesses together with the Unconsolidated Joint Ventures. The Company believes that a meaningful measure of its operating results, in addition to those of the Company on a historical consolidated basis, is a period to period comparison of the results of the Company's Managed Businesses. Accordingly, certain additional operating data which the Company believes is helpful to obtain a better understanding of historical performance is discussed in terms of the Company's attributable beneficial interest in (i.e., its pro rata share of the results of) the Managed Businesses, regardless of whether or not fully consolidated. Through the acquisition of the other joint venture partner's 50% interest in the European Joint Venture, the acquisition of the other joint venture partner's 50% interest in the Pacer/CATS/CCS Joint Venture and the acquisitions of third party interests in certain of the Company's other joint ventures and licensees as described above (see "Business -- Joint Ventures and Licensees"), the Consolidated Businesses will constitute approximately 84% of revenues of the Managed Businesses on a pro forma basis for the year ended January 31, 1996.

                            SELECTED FINANCIAL DATA
                            HISTORICAL AND PRO FORMA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                                                PRO FORMA
                                                                                       SIX MONTHS        ------------------------
                                                                                          ENDED          FISCAL YEAR   SIX MONTHS
                                       FISCAL YEAR ENDED JANUARY 31,                    JULY 31,            ENDED        ENDED
                            ----------------------------------------------------   -------------------   JANUARY 31,    JULY 31,
                              1992       1993       1994       1995       1996       1995       1996        1996          1996
                            --------   --------   --------   --------   --------   --------   --------   -----------   ----------
                                                                                       (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
CONSOLIDATED BUSINESSES(1)
REVENUES:
  Ticketing operations....  $106,533   $129,937   $137,304   $172,002   $149,115   $ 78,816   $ 87,893    $ 186,558     $107,950
  Concession and control
    systems...............        --         --         --         --         --         --         --       22,985       12,964
  Publications............     2,990      2,793      4,575      4,640      4,198      1,766      4,512        5,697        4,688
  Sponsorship and
    promotion.............     1,525      2,075      1,724      1,849      3,972        955      4,777        4,461        4,954
  Other...................        --         --      3,037      4,459      3,965      2,195      2,777        3,965        2,777
                            --------   --------   --------   --------   --------   --------   --------   ----------     --------
  Total...................   111,048    134,805    146,640    182,950    161,250     83,732     99,959      223,666      133,333
                            --------   --------   --------   --------   --------   --------   --------   ----------     --------
OPERATING COSTS AND
  EXPENSES:
  Ticketing operations....    89,732    107,444    117,020    141,612    124,895     65,114     74,933      152,612       89,842
  Concession and control
    systems...............        --         --         --         --         --         --         --       25,746       13,149
  Publications............     1,196      1,117      2,297      2,908      9,129      3,368      9,115       10,176        9,215
  Other...................     3,344      3,331     11,738     22,444     16,649      7,940      9,622       16,649        9,622
  Depreciation and
    amortization..........     9,299      9,398      9,399     13,301      9,325      4,763      4,929       17,620        8,852
  Equity in net (income)
    of unconsolidated
    affiliates............    (1,746)    (1,061)    (1,577)    (1,360)    (1,458)    (1,345)    (2,136)      (2,622)      (1,632)
                            --------   --------   --------   --------   --------   --------   --------   ----------     --------
Operating income..........     9,223     14,576      7,763      4,045      2,710      3,892      3,496        3,485        4,285
Interest expense, net.....     1,872      1,311      3,211     12,409     12,782      6,528      5,917       10,807        4,912
Net income (loss).........     4,037      7,501         40     (6,678)    (8,095)    (2,327)    (2,418)      (4,479)        (393)
Net income (loss) per
  share...................  $   1.34   $   2.48   $   0.01   $  (0.44)  $  (0.53)  $  (0.15)  $  (0.16)   $   (0.18)    $  (0.02)
Shares used in per share
  calculation(5)..........     3,021      3,021      4,993     15,310     15,310     15,310     15,310       24,740       24,740
UNCONSOLIDATED JOINT
  VENTURES(2)
REVENUES:
  Ticketing operations....  $ 24,254   $ 34,050   $ 39,457   $ 46,921   $ 54,178   $ 27,530   $ 32,708    $  40,862     $ 20,020
  Publications............       645        818      1,599      2,129      1,939      1,009        176          787           --
  Sponsorship and
    promotion.............       454      1,125        756        865        951        515        387          463          210
  Concession and control
    systems...............        --         --         --     19,354     22,985     10,755     12,964           --           --
                            --------   --------   --------   --------   --------   --------   --------   ----------     --------
  Total...................    25,353     35,993     41,812     69,269     80,053     39,809     46,235       42,112       20,230
                            --------   --------   --------   --------   --------   --------   --------   ----------     --------
OPERATING COSTS AND
  EXPENSES:
  Ticketing operations....    18,406     28,727     32,033     37,302     40,068     20,285     24,402       32,399       15,604
  Publications............       258        327      1,108      1,261      1,148        611        128          530           --
  Sponsorship and
    promotion.............        --         --         --         --         --         --         --           --           --
  Concession and control
    systems...............        --         --         --     20,932     25,746     11,995     13,149           --           --
  Depreciation and
    amortization..........     2,931      4,278      4,826      5,062      4,401      2,219      2,587        2,142        1,261
                            --------   --------   --------   --------   --------   --------   --------   ----------     --------
Operating income..........     3,758      2,661      3,845      4,712      8,690      4,699      5,969        7,041        3,365
Interest expense, net.....       (39)        35        107        580        942        436        356          399          184
Net income................     3,797      2,625      3,738      3,632      7,443      4,197      5,364        6,358        3,129
Ticketmaster's share of
  net income(7)...........  $  1,746   $  1,061   $  1,577   $  1,360   $  1,458   $  1,345   $  2,136    $   2,622     $  1,632
BALANCE SHEET DATA:
CONSOLIDATED BUSINESSES(1)
  Total assets............  $ 75,369   $ 78,530   $ 90,424   $108,592   $105,397   $106,760   $147,174                  $232,448
  Total debt..............    24,306     18,080    135,473    151,599    159,909    155,829    183,606                   135,335
  Shareholders' equity
    (deficiency)..........    20,831     22,084    (93,020)   (99,698)  (107,793)  (102,025)  (110,268)                   17,403
UNCONSOLIDATED JOINT
  VENTURES(2)
  Total assets............  $ 17,070   $ 30,930   $ 28,514   $ 46,013   $ 56,927   $ 32,614   $ 29,309                  $ 23,092
  Total debt..............        --      1,309      1,048      9,667      8,360        608        111                       111
  Venturers' capital......     9,814     14,153     12,760     11,006     13,118     10,563     11,993                    10,217

Footnotes on Following Page

                            HISTORICAL AND PRO FORMA
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                                                                      SIX
                                                                                                                     MONTHS
                                                                                                                     ENDED
                                                                 FISCAL YEAR ENDED JANUARY 31,                      JULY 31,
                                                ----------------------------------------------------------------    --------
                                                  1992         1993          1994          1995          1996         1995
                                                --------    ----------    ----------    ----------    ----------    --------
                                                                                                                    (UNAUDITED)
SUPPLEMENTAL INFORMATION: (UNAUDITED)
NUMBER OF TICKETS SOLD:
Consolidated Businesses(1).....................   30,579        36,881        38,655        42,458        37,619      19,630
Unconsolidated Joint Ventures(2)...............    8,594        11,057        12,194        13,156        15,497       7,546
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses.............................   39,173        47,938        50,849        55,614        53,116      27,176
                                                ========    ==========    ==========    ==========    ==========    ========
GROSS DOLLAR VALUE OF TICKET SALES:
Consolidated Businesses(1)..................... $700,641    $  898,121    $1,001,098    $1,308,310    $1,116,660    $571,210
Unconsolidated Joint Ventures(2)...............  172,639       246,378       282,274       345,491       414,918     202,145
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $873,280    $1,144,499    $1,283,372    $1,653,801    $1,531,578    $773,355
                                                ========    ==========    ==========    ==========    ==========    ========
TOTAL REVENUES:
Consolidated Businesses(1)..................... $111,048    $  134,805    $  146,640    $  182,950    $  161,250    $ 83,732
Unconsolidated Joint Ventures(2)...............   25,353        35,993        41,812        69,269        80,053      39,809
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $136,401    $  170,798    $  188,452    $  252,219    $  241,303    $123,541
                                                ========    ==========    ==========    ==========    ==========    ========
EBITDA(3):
Consolidated Businesses(1)..................... $ 16,776    $   22,913    $   15,585    $   15,986    $   10,577    $  7,310
Unconsolidated Joint Ventures(2)...............    6,689         6,939         8,671         9,774        13,091       6,918
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $ 23,465    $   29,852    $   24,256    $   25,760    $   23,668    $ 14,228
                                                ========    ==========    ==========    ==========    ==========    ========
ATTRIBUTABLE EBITDA(4)......................... $ 18,656    $   25,262    $   18,235    $   19,503    $   15,222    $ 10,425
NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES:
Consolidated Businesses(1)..................... $ 21,236    $   21,384    $   14,571    $   12,309    $   (3,068)   $ (2,778)
Unconsolidated Joint Ventures(2)...............    3,622        12,439         6,439        15,761        17,658       5,698
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $ 24,858    $   33,823    $   21,010    $   28,070    $   14,590    $  2,920
                                                ========    ==========    ==========    ==========    ==========    ========
NET CASH USED IN INVESTING ACTIVITIES
Consolidated Businesses(1)..................... $(20,009)   $   (4,830)   $   (6,250)   $  (14,553)   $   (9,452)   $ (4,440)
Unconsolidated Joint Ventures(2)...............   (4,229)      (10,431)       (4,654)       (1,772)       (6,508)     (1,081)
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $(24,238)   $  (15,261)   $  (10,904)   $  (16,325)   $  (15,960)   $ (5,521)
                                                ========    ==========    ==========    ==========    ==========    ========
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES
Consolidated Businesses(1)..................... $  6,022    $  (14,017)   $   (2,732)   $   15,086    $    7,772    $  3,847
Unconsolidated Joint Ventures(2)...............     (228)        3,119        (5,406)       (9,133)       (5,011)     (5,417)
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $  5,794    $  (10,898)   $   (8,138)   $    5,953    $    2,761    $ (1,570)
                                                ========    ==========    ==========    ==========    ==========    ========
CAPITAL EXPENDITURES:
Consolidated Businesses(1)..................... $  5,779    $    7,500    $    3,072    $    6,838    $    3,644    $  2,012
Unconsolidated Joint Ventures(2)...............    1,994         1,148         1,139         1,927         2,801       1,121
                                                --------    ----------    ----------    ----------    ----------    --------
Managed Businesses............................. $  7,773    $    8,648    $    4,211    $    8,765    $    6,445    $  3,133
                                                ========    ==========    ==========    ==========    ==========    ========
Net income (loss)(6)...........................
Net income (loss) per share(6).................
Shares used in per share calculation(6)........



                                                   SIX               PRO FORMA
                                                  MONTHS     -------------------------
                                                  ENDED      FISCAL YEAR    SIX MONTHS
                                                 JULY 31,       ENDED         ENDED
                                                 --------    JANUARY 31,     JULY 31,
                                                   1995         1996           1996
                                                 --------    -----------    ----------
                                                 (UNAUDITED)        (UNAUDITED)

SUPPLEMENTAL INFORMATION: (UNAUDITED)
NUMBER OF TICKETS SOLD:
Consolidated Businesses(1).....................    21,580        48,144        26,866
Unconsolidated Joint Ventures(2)...............     8,823         9,639         5,036
                                                 --------    ----------      --------
Managed Businesses.............................    30,403        57,783        31,902
                                                 ========    ==========      ========
GROSS DOLLAR VALUE OF TICKET SALES:
Consolidated Businesses(1).....................  $619,806    $1,389,801      $767,456
Unconsolidated Joint Ventures(2)...............   250,188       269,984       144,499
                                                 --------    ----------      --------
Managed Businesses.............................  $869,994    $1,659,785      $911,955
                                                 ========    ==========      ========
TOTAL REVENUES:
Consolidated Businesses(1).....................  $ 99,959    $  223,666      $133,333
Unconsolidated Joint Ventures(2)...............    46,235        42,112        20,230
                                                 --------    ----------      --------
Managed Businesses.............................  $146,194    $  265,778      $153,563
                                                 ========    ==========      ========
EBITDA(3):
Consolidated Businesses(1).....................  $  6,289    $   18,483      $ 11,505
Unconsolidated Joint Ventures(2)...............     8,556         9,183         4,626
                                                 --------    ----------      --------
Managed Businesses.............................  $ 14,845    $   27,666      $ 16,131
                                                 ========    ==========      ========
ATTRIBUTABLE EBITDA(4).........................  $ 10,068    $   23,272      $ 14,035
NET CASH PROVIDED BY (USED IN) OPERATING
 ACTIVITIES:
Consolidated Businesses(1).....................  $  7,457    $    1,239      $ 15,142
Unconsolidated Joint Ventures(2)...............     6,721        14,927            56
                                                 --------    ----------      --------
Managed Businesses.............................  $ 14,178    $   16,166      $ 15,198
                                                 ========    ==========      ========
NET CASH USED IN INVESTING ACTIVITIES
Consolidated Businesses(1).....................  $ (4,658)   $  (12,107)     $ (5,790)
Unconsolidated Joint Ventures(2)...............    (6,851)       (3,793)       (1,547)
                                                 --------    ----------      --------
Managed Businesses.............................  $(11,509)   $  (15,900)     $ (7,337)
                                                 ========    ==========      ========
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES
Consolidated Businesses(1).....................  $ 10,347    $    7,439      $ 10,342
Unconsolidated Joint Ventures(2)...............    (3,943)         (645)       (2,463)
                                                 --------    ----------      --------
Managed Businesses.............................  $  6,404    $    6,794      $  7,879
                                                 ========    ==========      ========
CAPITAL EXPENDITURES:
Consolidated Businesses(1).....................  $  3,260    $    5,796      $  5,260
Unconsolidated Joint Ventures(2)...............     1,873           696           742
                                                 --------    ----------      --------
Managed Businesses.............................  $  5,133    $    6,492      $  6,002
                                                 ========    ==========      ========
Net income (loss)(6)...........................              $   (4,390)     $   (620)
Net income (loss) per share(6).................              $     (.24)     $   (.03)
Shares used in per share calculation(6)........                  18,295        18,295

---------------
(1) Defined as results of operations from businesses included in the Company's Consolidated Financial Statements included elsewhere in this Prospectus, which include the accounts of the Company, its wholly owned subsidiaries and majority (80% or greater) owned companies and joint ventures. Investments in companies and joint ventures, which ownership ranges from 33 1/3%-50% and in which the Company exercises significant influence over operating and financial policies, are accounted for using the equity method.
(2) Defined as the combined results of operations from Unconsolidated Ticketing Joint Ventures and Pacer/CATS/CCS, the individual financial statements of which are included elsewhere in this Prospectus. Ticketmaster's ownership interest in these businesses range from 33 1/3%-50% and are companies and joint ventures in which Ticketmaster exercises significant influence over operating and financial policies, and are accounted for under the equity method included in the Consolidated Businesses.
(3) Defined as revenue less operating costs before interest, depreciation and amortization, and taxes ("EBITDA"). EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operations performance or to cash flows from operations as a measure of liquidity. Management believes that an EBITDA presentation is an important factor in evaluating the amount of cash available for repayment of debt, future investments, dividends and in determining cash available for future distributions.
(4) Defined as Ticketmaster's pro rata share in the results of the Consolidated Businesses and of its Unconsolidated Joint Ventures' revenue less operating costs before interest, depreciation and amortization, and taxes. EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity. Management believes that an EBITDA presentation is an important factor in evaluating the amount of cash available for repayment of debt, future investments, dividends and in determining cash available for future distributions.
(5) See Note 1 to the Notes to Consolidated Financial Statements for per share calculations for historical data and "Pro Forma Financial Information" for unaudited pro forma data. For pro forma purposes, includes 15,310,405 pro forma weighted average common and common equivalent shares outstanding at January 31, 1996 and July 31, 1996, 7,250,000 shares of Common Stock offered by the Company in connection with the Offering, and 1,862,069 and 317,241 shares of Common Stock expected to be issued in connection with the acquisition, by purchase, redemption or otherwise, of its joint venture partner's 50% equity interest in Ticketmaster-Indiana and the proposed acquisition of its partner's 20% equity interest in the Company's Florida operating subsidiary, respectively.
(6) Represents earnings and earnings per share information giving effect to the reduction in interest expense associated with the repayment of a portion of the outstanding indebtedness (see "Use of Proceeds"). Share information reflects the increase in weighted average common shares assuming the issuance of shares directly proportionate to the corresponding repayment of indebtedness.
(7) Represents Ticketmaster's share of net income from Unconsolidated Joint Ventures defined in Note (2) above and Ticketmaster's share of net income from various investments in other unconsolidated joint ventures in which Ticketmaster maintains ownership interests ranging from 25%-50%.

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma financial information (the "Pro Forma Financial Information") is based on the historical financial statements of the Company and has been prepared to illustrate the effects of the acquisitions described below and the related financing transactions and the application of the proceeds of the Offering as set forth under "Use of Proceeds." The Pro Forma Financial Information does not purport to represent what the Company's financial position and results of operations actually would have been if such transactions had in fact occurred on such dates. The pro forma adjustments are based on currently available information and upon certain assumptions that management believes are reasonable under current circumstances. The Pro Forma Financial Information and accompanying notes should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, and other financial information pertaining to the Company, the acquired businesses and businesses proposed to be acquired included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

     The pro forma combined balance sheet as of July 31, 1996 and the pro forma combined statements of operations for the year ended January 31, 1996 and for the six months ended July 31, 1996 give effect to the following as if each transaction had occurred as of February 1, 1995 for statement of operations purposes and as of July 31, 1996 for balance sheet purposes: (i) the formation of the Australian Joint Ventures, which occurred in December 1995, in which the Company acquired a 50% equity interest, (ii) the 100% acquisition of license rights and related assets of the Company's Nashville, Tennessee licensee, which occurred in February 1996, (iii) the acquisitions of its joint venture partners' 50% equity interests in each of the European Joint Venture and the Pacer/CATS/CCS Joint Venture, which occurred in June and July of 1996, respectively, (iv) the acquisition of the license rights and related assets of the Company's Delaware Valley (Philadelphia) licensee, which occurred in October 1996, (v) the acquisition of a 27% equity interest in the Company's Mexico licensee, which occurred in October 1996, (vi) the acquisition of its joint venture partner's 50% equity interest in Ticketmaster-Indiana, (vii) the proposed acquisitions of its partners' 20% equity interests in the Company's Texas and Florida operating subsidiaries, and the proposed acquisition of an additional 23% equity interest in its Mexico licensee (all of such proposed acquisitions being subject to signed letters of intent or definitive agreements,
(viii) the purchase of a building to serve as corporate headquarters and (ix) the sale by the Company of 7,250,000 shares of Common Stock offered hereby and application of proceeds therefrom.

     In the aggregate, consideration paid or to be paid for the acquisitions referenced in clauses (i) through (vii) above totals approximately $63.9 million in cash, the assumption of $7.5 million in debt, an Exchangeable Promissory Note in the principal amount of $5.0 million (which, at the option of the holder, can be repaid in cash or exchanged for shares of Common Stock at the initial public offering price of the Common Stock in the Offering, but is herein assumed to be repaid in cash) and shares of Common Stock issued directly or upon conversion of convertible Preferred Stock having a value of $31.6 million at the initial public offering price of the Common Stock in the Offering. See
"Business -- Joint Ventures and Licensees."

     The acquisitions will be accounted for using the purchase method of accounting. The total purchase costs of the acquisitions will be allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the Pro Forma Financial Information is preliminary; however, the final allocation is not expected to differ materially from the preliminary allocation.

                            TICKETMASTER GROUP, INC.

                            PRO FORMA BALANCE SHEET
                                  (UNAUDITED)

                                 JULY 31, 1996
                                 (IN THOUSANDS)

                                    ASSETS:

                                                           TICKETMASTER                                      PRO FORMA
                                                           CONSOLIDATED     ACQUIRED      PRO FORMA          COMBINED
                                                            BUSINESSES     BUSINESSES    ADJUSTMENTS       BALANCE SHEET
                                                           ------------    ----------    -----------       -------------
CURRENT ASSETS
  Cash and cash equivalents...............................  $   47,093      $  5,985      $  30,000 (1)      $  62,878
                                                                                            105,125 (2)
                                                                                            (73,271)(3)
                                                                                            (19,000)(5a)
                                                                                             (6,000)(5b)
                                                                                             (1,800)(5c)
                                                                                             (5,000)(6)
                                                                                            (11,200)(7)
                                                                                             (9,054)(8)
  Account receivable, ticket sales........................      10,785         1,760                            12,545
  Account receivable, other...............................       8,059            84                             8,143
  Inventory...............................................       4,454             4                             4,458
  Prepaid expenses........................................       5,969           535                             6,504
                                                              --------       -------                         ---------
        Total current assets..............................      76,360         8,368                            94,528
                                                              --------       -------                         ---------
OTHER ASSETS
  Property, equipment and leasehold improvements, net.....      16,276         1,812         11,200 (7)         29,288
  Investments in and advances to affiliated entities......       8,334           347         (1,228)(4a)         8,065
                                                                                                612 (5c)
  Cost in excess net of assets acquired...................      27,333                       20,619 (4a)         69,890
                                                                                              3,632 (4b)
                                                                                             12,427 (5a)
                                                                                              4,691 (5b)
                                                                                              1,188 (5c)
  Intangible and other assets, net........................      13,401            56          5,500 (4a)        25,207
                                                                                                350 (4b)
                                                                                              5,000 (5a)
                                                                                                900 (5b)
  Deferred income taxes, net..............................       5,470                                           5,470
                                                              --------       -------                         ---------
        Total other assets................................      70,814         2,215                           137,920
                                                              --------       -------                         ---------
        Total assets......................................  $  147,174      $ 10,583                         $ 232,448
                                                              ========       =======                         =========


                                   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY):
CURRENT LIABILITIES
  Current portion of long-term debt.......................  $      205      $             $    (205)(3)      $      --
  Accounts payable, trade.................................       8,401         2,270                            10,671
  Accounts payable, clients...............................      36,024         2,892                            38,916
  Accrued expenses........................................      13,500         1,340                            14,840
  Deferred income.........................................       8,847            73                             8,920
                                                              --------       -------                         ---------
        Total current liabilities.........................      66,977         6,575                            73,347
                                                              --------       -------                         ---------
LONG-TERM LIABILITIES
  Long-term debt, net of current portion..................     178,401                       30,000 (1)        135,335
                                                                                            (73,066)(3)
  Deferred rent and other.................................       5,963           326                             6,289
  Minority interests......................................       1,101                         (618)(4b)            74
                                                                                               (409)(5b)
  Exchangeable Promissory Note............................       5,000                       (5,000)(6)             --
SHAREHOLDERS' EQUITY (DEFICIENCY)
  Preferred stock.........................................
  Common stock............................................
  Additional paid in capital..............................                                  105,125 (2)        127,671
                                                                                             27,000 (4a)
                                                                                              4,600 (4b)
                                                                                             (9,054)(8)
  Accumulated earnings (deficit)..........................    (110,268)        3,682         (2,109)(4a)      (110,268)
                                                                                             (1,573)(5a)
                                                              --------       -------                         ---------
        Total shareholders' equity (deficiency)...........    (110,268)        3,682                            17,403
                                                              --------       -------                         ---------
        Total liabilities and shareholders' equity........  $  147,174      $ 10,583                         $ 232,448
                                                              ========       =======                         =========

Notes Following

                            TICKETMASTER GROUP, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                       FISCAL YEAR ENDED JANUARY 31, 1996
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                         OTHER ACQUIRED
                                             TICKETMASTER    ACQUIRED    BUSINESSES --
                                             CONSOLIDATED   TICKETING        PACER/        PRO FORMA        COMBINED
                                              BUSINESSES    BUSINESSES      CATS/CCS      ADJUSTMENTS       PRO FORMA
                                             ------------   ----------   --------------   -----------      -----------
Revenue:
  Ticketing operations...................... $    149,115    $ 37,681       $               $  (238)(9)    $   186,558
  Concession control systems................                                  22,985                            22,985
  Publications..............................        4,198       1,499                                            5,697
  Sponsorship & promotion...................        3,972         489                                            4,461
  Merchandising.............................        2,201                                                        2,201
  Sales of ticketing equipment..............        1,764                                                        1,764
                                              -----------     -------        -------                       -----------
                                                  161,250      39,669         22,985                           223,666
                                              -----------     -------        -------                       -----------
Operating costs, expenses and other items:
  Ticketing operations......................       97,147      20,289                          (238)(9)        117,198
  Ticketing selling, general and
    administrative..........................       27,748       7,666                                           35,414
  Concession control systems operations.....                                  18,844                            18,844
  Concession control systems selling,
    general and administrative..............                                   6,902                             6,902
  Publications..............................        9,129       1,047                                           10,176
  Merchandising.............................        1,891                                                        1,891
  Corporate general and administrative......       14,758                                                       14,758
  Depreciation and amortization.............        9,325       2,250            956          4,722(10a)        17,620
                                                                                                367(10b)
  Equity in net (income) of unconsolidated
    affiliates..............................       (1,458)       (157)                       (1,007)(11)        (2,622)
                                              -----------     -------        -------                       -----------
         Operating income (loss)............        2,710       8,574         (3,717)                            3,485
Other expenses:
  Interest expense, net.....................       12,782          69            985         (3,029)(12)        10,807
  Minority interests........................          273                                      (129)(13)           144
                                              -----------     -------        -------                       -----------
         Income (loss) before income
           taxes............................      (10,345)      8,505         (4,702)                           (7,466)
  Income tax provision (benefit)............       (2,250)                       305         (1,042)(14)        (2,987)
                                              -----------     -------        -------                       -----------
         Net income (loss).................. $     (8,095)   $  8,505       $ (5,007)                      $    (4,479)
                                              ===========     =======        =======                       ===========
Net income (loss) per share................. $      (0.53)                                                 $      (.18)
                                              ===========                                                  ===========
Weighted average number of common shares
  outstanding(16)...........................   15,310,405                                                   24,739,715
                                              ===========                                                  ===========
Supplemental Financial Information:
         Attributable EBITDA(15).....................................................................      $    23,272
         Net cash provided by operating activities...................................................            1,239
         Net cash used in investing activities.......................................................          (12,107)
         Net cash provided by financing activities...................................................            7,439
                                                                                                           ===========

Notes Following

                            TICKETMASTER GROUP, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                         SIX MONTHS ENDED JULY 31, 1996
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                      OTHER ACQUIRED
                                          TICKETMASTER    ACQUIRED    BUSINESSES --
                                          CONSOLIDATED   TICKETING        PACER/        PRO FORMA        COMBINED
                                           BUSINESSES    BUSINESSES      CATS/CCS      ADJUSTMENTS       PRO FORMA
                                          ------------   ----------   --------------   -----------      -----------
Revenue:
  Ticketing operations................... $     87,893    $ 20,176       $               $  (119)(9)    $   107,950
  Concession control systems.............                                  12,964                            12,964
  Publications...........................        4,512         176                                            4,688
  Sponsorship & promotion................        4,777         177                                            4,954
  Merchandising..........................        1,395                                                        1,395
  Sales of ticketing equipment...........        1,382                                                        1,382
                                           -----------     -------        -------                          --------
                                                99,959      20,529         12,964                           133,333
                                           -----------     -------        -------                          --------
Operating costs, expenses and other
  items:
  Ticketing operations...................       58,655      11,698                          (119)(9)         70,234
  Ticketing selling, general and
    administrative.......................       16,278       3,330                                           19,608
  Concession control systems
    operations...........................                                  10,133                            10,133
  Concession control systems selling,
    general and administrative...........                                   3,016                             3,016
  Publications...........................        9,115         100                                            9,215
  Merchandising..........................        1,226                                                        1,226
  Corporate general and administrative...        8,396                                                        8,396
  Depreciation and amortization..........        4,929         875            504          2,361(10a)         8,852
                                                                                             183(10b)
  Equity in net loss (income) of
    unconsolidated affiliates............       (2,136)        (57)                          561(11)         (1,632)
                                           -----------     -------        -------                          --------
    Operating income
      (loss).............................        3,496       4,583           (689)                            4,285
Other expenses:
  Interest expense, net..................        5,917          25            484         (1,514)(12)         4,911
  Minority interests.....................          126                                       (98)(13)            28
                                           -----------     -------        -------                          --------
    Income (loss) before income taxes....       (2,547)      4,558         (1,173)                             (655)
  Income tax provision (benefit).........         (129)                                     (133)(14)          (262)
                                           -----------     -------        -------                          --------
    Net income (loss).................... $     (2,418)   $  4,558       $ (1,173)                      $      (392)
                                           ===========     =======        =======                          ========
Net income (loss) per share.............. $      (0.16)                                                 $      (.02)
                                           ===========                                                     ========
Weighted average number of common shares
  outstanding(16)........................   15,310,405                                                   24,739,715
                                           ===========                                                     ========
Supplemental Financial Information:
         Attributable EBITDA(15)..................................................................      $    14,035
         Net cash provided by operating activities................................................           15,142
         Net cash used in investing activities....................................................           (5,790)
         Net cash provided by financing activities................................................           10,342
                                                                                                           ========

Notes Following

                    NOTES TO PRO FORMA FINANCIAL INFORMATION
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
 (1) Represents borrowings incurred by the Company to purchase a building which will serve as corporate headquarters and acquire the license rights and related assets of its Delaware Valley (Philadelphia) licensee. (See notes 7 and 5a).
 (2) Gross proceeds from the sale by the Company of 7,250,000 shares of Common Stock issued at the initial public offering price of $14.50 per share.
 (3) Represents the portion of net proceeds from the Offering used for repayment of outstanding indebtedness under the Company's Credit Agreement.
 (4) Represents:
   a. 1,862,069 shares of Common Stock to be issued in connection with the acquisition of the other joint venturer's interest in Ticketmaster-Indiana at the initial public offering price of $14.50 per share. The acquisition reflects an elimination of Ticketmaster-Indiana's investment and equity balances and provides for an allocation of the purchase price to net assets acquired, contracts and cost in excess of net asset acquired.
   b. 317,241 shares of Common Stock to be issued in connection with the proposed acquisition of the 20% equity interest of its partner in Ticketmaster-Florida, Inc. at the initial public offering price of $14.50 per share. The adjustments reflect an elimination of a minority interest balance and provide for an allocation of the purchase price to net assets acquired, contracts and cost in excess of net assets acquired.
 (5) Represents:
   a. cash used by the Company to acquire the license rights and related assets of its Delaware Valley (Philadelphia) licensee. The adjustments reflect the allocation of the purchase price to net assets acquired, contracts and cost in excess of net assets acquired. (See note 1).
   b. cash used by the Company in connection with the proposed acquisition of the 20% equity interest of its partner in the Company's Texas operating subsidiary. The adjustments reflect the allocation of the purchase price to net assets acquired, contracts and cost in excess of assets acquired.
   c. cash used to acquire a 50% joint venture interest in the Company's Mexico licensee. The adjustments reflect recognition of an investment in the licensee and an allocation to cost in excess of net assets acquired.
 (6) Represents proceeds used by the Company to repay an outstanding Exchangeable Promissory Note arising from the acquisition of the other joint venturer's interest in the European Joint Venture.
 (7) Represents cash used by the Company to purchase a building to serve as corporate headquarters. (See Note 1).
 (8) Represents the underwriting discount commission and estimated offering expenses.
 (9) Reflects elimination of license fees earned by Ticketmaster and paid by joint ventures and licensees in Delaware Valley (Philadelphia) and Nashville.
(10) Represents:
   a. amortization arising from the purchased user agreements and excess purchase price paid or to be paid for the net assets of a joint venturer partner's 50% equity interest in the European Joint Venture, a licensee's 100% equity interest in Nashville, Tennessee, a joint venture partner's 50% equity interest in Ticketmaster-Indiana, a licensee's 100% equity interest in Delaware Valley (Philadelphia), a partner's 20% equity interest in the Company's Florida operating subsidiary, a partner's 20% equity interest in the Company's Texas operating subsidiary and a licensee's 50% equity interest in its Mexico licensee. The purchased user agreements are being amortized using a discounted cash flow method through the expiration date of the underlying contracts (amortization totals $3,008 and $1,504 for fiscal 1996 and the six months ended July 31, 1996, respectively). The cost in excess of net assets acquired is being amortized over a 30 year period (amortization totals $1,714 and $857 for fiscal 1996 and the six months ended July 31, 1996 respectively).
   b. depreciation arising from the purchase of the building which will serve as corporate headquarters. (See note 7).

(11) Represents the consolidation of income earned by Ticketmaster-Indiana and the European Joint Venture, aggregating $3,709 in fiscal 1996 and $1,734 for the six months ended July 31, 1996, and losses incurred by the Pacer/CATS/CCS Joint Venture, totaling $4,211 in fiscal 1996 and $1,173 for the six months ended July 31, 1996, offset by an increase of $505 in equity for the inclusion of the Australian Joint Ventures for the entire period.
(12) Represents the reduction in interest expense resulting from the repayment of indebtedness under the Company's Credit Agreement ($3,029 and $1,514 for fiscal 1996 and the six months ended July 31, 1996, respectively), at approximate rates of interest incurred by the Company during the respective periods, approximately 7.0%.
(13) Represents a decrease in the minority interests held by the Company's partners in its Florida and Texas operating subsidiaries.
(14) Represents the related income tax effect of the pro forma adjustments utilizing a statutory rate of 40%.
(15) Defined as Ticketmaster's pro rata share of its Consolidated Businesses and Unconsolidated Joint Ventures' revenue less operating costs before interest, depreciation, amortization and taxes ("EBITDA"). EBITDA does not represent cash flows from operations, as defined by generally accepted accounting principles, and should not be considered to be an alternative to net income as an indicator of operating performance or to cash flows from operations as a measure of liquidity.
(16) Includes 15,310,405 pro forma weighted average common and common equivalent shares outstanding at January 31, 1996 and July 31, 1996, 7,250,000 shares of Common Stock offered by the Company in connection with the Offering, and 1,862,069 and 317,241 shares of Common Stock expected to be issued in connection with the acquisition, by purchase, redemption or otherwise, of its joint venture partner's 50% equity interest in Ticketmaster-Indiana and the proposed acquisition of its partner's 20% equity interest in the Company's Florida operating subsidiary, respectively.
(17) Summary data for Ticketmaster-Indiana, an acquisition not yet completed included in the acquired businesses columns is as follows:

                                                      FISCAL YEAR ENDED     SIX MONTHS ENDED
                                                      JANUARY 31, 1996       JULY 31, 1996
                                                      -----------------     ----------------
        Revenue......................................      $20,759              $ 11,036
        Operating costs and expenses.................       14,526                 8,118
                                                      -------------         -------------
        Net income...................................      $ 6,233              $  2,918
                                                      =============         =============

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Summary and Selected Financial Data, Consolidated Financial Statements and related Notes thereto and the Pro Forma Financial Information along with the other financial information appearing elsewhere in this Prospectus. Unless otherwise noted, references to a specific fiscal year are to the 12-month period ending on January 31 of such year.

GENERAL

     The Company's Managed Businesses are comprised of the Consolidated Businesses together with the Unconsolidated Joint Ventures. The Company seeks to optimize the performance of each of the Managed Businesses regardless of its percentage ownership. The Company provides the same scope of ticket inventory control and management, distribution and dedicated marketing and support services to its joint ventures as it does to its wholly owned operating subsidiaries. Consequently, certain aspects of the performance of the Managed Businesses are better understood by measuring their performance as a whole without regard to the Company's ownership interest. Where relevant, certain aspects of the performance of the Managed Businesses are also discussed with regard to the Consolidated Businesses and Unconsolidated Joint Ventures separately.

     The Company believes that a meaningful measure of its operating results, in addition to those of the Company on a historical consolidated basis, is a period to period comparison of the results of the Managed Businesses. Accordingly, in order to obtain a better understanding of the factors affecting the Company's performance, additional operating data is presented to show the Company's attributable beneficial interest in (i.e., its pro rata share of the results of) the Managed Businesses regardless of whether or not fully consolidated. Through the acquisition of the remaining 50% joint venturer's interest in the European Joint Venture, which was completed in June 1996, the acquisition of the remaining 50% joint venturer's interest in the Pacer/CATS/CCS Joint Venture, which was completed in July 1996, and the acquisitions of third party interests in certain of the Company's other joint ventures and licensees (see
"Business -- Joint Ventures and Licensees"), the Consolidated Businesses will constitute approximately 84% of revenues of the Managed Businesses on a pro forma basis for the year ended January 31, 1996.

REVENUES

     Historically, ticket operations revenues have accounted for approximately 95% of the Company's consolidated revenues. Ticket operation revenues are primarily comprised of convenience charges which the Company generates by providing clients with access to the Company's extensive distribution capabilities including Company-owned call centers, an independent network of sales outlets remote to the client's box office and non-traditional distribution channels such as the Internet. Other components of ticket operations revenue include handling fees attributed to the sale and distribution of tickets through channels other than remote sales outlets, credit card fee reimbursements and licensing fees. In addition, the Company generates revenues from the sale of ticketing systems to licensees and other third party users, which revenues historically have averaged between 1% and 2% of total revenues on an annual basis.

     The Company generally contracts with each client to be its exclusive agent for ticket distribution for a specified period, typically three to five years, and has experienced a high contract renewal rate. In contracts with clients, the Company is granted the right to collect from ticket purchasers a per ticket convenience charge on all tickets sold by the Company and an additional per order handling charge on those tickets sold by the Company at other than remote sales outlets.

     Fluctuations in ticket operation revenues occur largely as a result of changes in the number of tickets sold and changes in the Company's average revenue per ticket. The number of tickets sold by the Company can vary as a result of (i) additions or deletions to the list of client facilities serviced by the Company; (ii) fluctuations in the scheduling of events, particularly for popular performers; (iii) overall consumer demand for live entertainment events; and (iv) the percentage of tickets for events which are sold directly by the Company's clients and not through the Company's distribution system.

     The average revenue per ticket will vary as a result of the amount of convenience charges earned on each ticket. The amount of the convenience charge typically varies based upon numerous factors, including the type of event and whether the ticket is purchased at a retail sales outlet or through call centers, as well as the services to be rendered to the client, the amount and cost of equipment to be installed at the client's facility and the amount of advertising and/or promotional allowances to be provided by the Company. Contracts with clients provide for scheduled increases in convenience charges during the term of the contract.

     The sale of tickets for an event often commences several months prior to the date of the event. The Company recognizes ticket operation revenue when the ticket is sold. If an event is likely to be canceled, a reserve is established in the financial statements for potential convenience charge refunds. Except for major league sports' work stoppages, the losses attributable to cancellations have been very limited because most events are postponed and rescheduled rather than cancelled.

     The Company has generated revenue through the sale of subscriptions to the Ticketmaster Entertainment Guides, which were produced and distributed by the Company to provide the ticket buying public with regional information regarding future live entertainment events. Significant growth in the number of subscribers to the Entertainment Guide led, in part, to the creation of Live! magazine, a monthly entertainment publication whose first edition was published in February 1996. Each edition of Live! contains a supplemental regional Entertainment Guide inserted for the reader's benefit. The first nine issues of the magazine have had an aggregate of 259 pages of advertising.

     In July 1994, the Company commenced operating Entertainment To Go (ETG), a merchandising business designed to leverage the Company's inbound call center traffic, its database of consumers and its relationships with the music and entertainment industries to effectively sell at retail prices music, tour and entertainment related merchandise products to consumers.

     Additional revenues are generated through the development of integrated marketing programs designed to provide a strategic partner with access to the Company's extensive distribution capabilities and media assets such as Live! magazine and Ticketmaster Online (a 75,000 page World Wide Web site). Additional sponsorship and promotion opportunities exist through call center music on hold, ticketbacks, inserts and ticket envelopes.

OPERATING COSTS

     The Company records ticket operations costs specifically associated with the distribution of tickets sold through its system. The largest components of these operating costs are payroll, telecommunication charges, data communication costs and commissions paid on tickets distributed through outlets away from the box office, along with the clients' share of convenience charges, and other expenses with lesser components including ticket stock and postage. These costs are primarily variable in nature. Direct payroll costs relate to the Company's call centers, which are located throughout the U.S., and in the U.K., Australia and Mexico. Outlet commissions are paid to music chains, department stores and other independent retail locations in exchange for their providing space and personnel to service ticket purchases. The participation, if any, by clients in the Company's revenues from convenience charges and other revenues is set forth in the Company's contracts with its clients.

     Costs associated with the production and fulfillment of Live! magazine include production (paper and printing), editorial and distribution costs. These costs are primarily variable in nature and fluctuate based upon the number of copies produced and the number of pages in each edition.

     The costs recorded by the Company for its merchandising operations are directly related to the procurement of products which are ultimately sold and distributed to consumers. The Company acquires its products through licensees of major touring acts and other copyright owners and does not generally invest in or hold inventory prior to sale; consequently, operations are designed to quickly access product inventory to fulfill orders.

     Because many operating expenses such as those attributable to technology support, sales and marketing, human resources management and other administrative functions are not allocable to specific businesses, they are recorded as corporate general and administrative expenses. These cost characteristics of maintaining the Company's Consolidated Businesses differ from the cost characteristics of the Unconsolidated Joint Ventures; consequently, Consolidated Businesses have higher costs of services as a percentage of revenue than Unconsolidated Joint Ventures.

OTHER

     Although the Company collects ticket receipts, representing the full ticket sales price, on behalf of its clients, it only records as revenue the convenience charges and handling fees included in the ticket sales price. The remainder of the ticket sales price constitutes funds being held on behalf of clients, which the Company is obligated to remit to its clients at times specified by contracts with each client. As a result, a significant portion of the Company's cash, accounts receivable and accounts payable relates to funds received and held on behalf of clients. Accounts payable primarily represent the ticket proceeds payable to its clients, which are paid according to the terms specified in each contract, typically weekly. Accounts receivable primarily represent the portion of ticket proceeds, including the convenience charges, due the Company from its independent outlets and from credit card companies. The Company's contracts with outlets set forth payment terms, generally ranging from daily to weekly, which together with other collection procedures virtually eliminate losses from these receivables.

RESULTS OF OPERATIONS

     The following tables set forth operating results for the Managed Businesses showing the results of the Consolidated Businesses and the Unconsolidated Joint Ventures as a percentage of total revenues. The percentages shown for the Unconsolidated Joint Ventures represent the full balance for each line item and are not reduced by the joint venture ownership interests held by entities other than the Company.

                                                                                     SIX MONTHS
                                                     FISCAL YEAR ENDED JANUARY          ENDED
                                                                31,                   JULY 31,
                                                     -------------------------     ---------------
                                                     1994      1995      1996      1995      1996
                                                     -----     -----     -----     -----     -----
I. CONSOLIDATED BUSINESSES:
  Revenue:
     Ticketing operations...........................  93.6%     94.0%     92.5%     94.1%     87.9%
     Publications...................................   3.1       2.6       2.6       2.1       4.5
     Sponsorship & promotion........................   1.2       1.0       2.5       1.2       4.8
     Merchandising..................................   0.0       0.7       1.3       1.5       1.4
     Sales of ticketing equipment...................   2.1       1.7       1.1       1.1       1.4
                                                     -----     -----     -----     -----     -----
                                                     100.0     100.0     100.0     100.0     100.0
                                                     -----     -----     -----     -----     -----
  Operating costs, expenses and other items:
     Ticketing operations...........................  60.1      61.6      60.2      61.4      58.7
     Ticketing selling, general and
       administrative...............................  19.7      15.8      17.2      16.4      16.3
     Publications...................................   1.6       1.6       5.7       4.0       9.1
     Merchandising..................................   0.0       0.7       1.2       1.3       1.2
     Corporate general and administrative...........   8.0       7.5       9.2       8.2       8.4
     Write-off of in process research and
       development..................................   0.0       4.1       0.0       0.0       0.0
     Depreciation, amortization and other...........   6.4       7.3       5.8       5.7       4.9
     Equity in income of unconsolidated
       affiliates................................... (1.1)     (0.7)     (0.9)     (1.6)     (2.1)
                                                     -----     -----     -----     -----     -----
     Operating income...............................   5.3       2.1       1.6       4.6       3.5
  Interest expense and other........................   2.7       7.3       8.1       8.1       6.0
                                                     -----     -----     -----     -----     -----
     Income (loss) before income taxes..............   2.6     (5.2)     (6.5)     (3.5)     (2.5)
  Income tax provision (benefit)....................   2.6     (1.5)     (1.4)     (0.7)     (0.1)
                                                     -----     -----     -----     -----     -----
     Net income (loss)..............................   0.0%    (3.7)%    (5.1)%    (2.8)%    (2.4)%
                                                     =====     =====     =====     =====     =====
II. UNCONSOLIDATED JOINT VENTURES:
  Revenue:
     Ticketing operations...........................  94.4%     67.7%     67.7%     69.2%     70.7%
     Publications...................................   3.8       3.1       2.4       2.5       0.4
     Sponsorship & promotion........................   1.8       1.3       1.2       1.3       0.8
     Concession control systems ....................   0.0      27.9      28.7      27.0      28.1
                                                     -----     -----     -----     -----     -----
                                                     100.0     100.0     100.0     100.0     100.0
                                                     -----     -----     -----     -----     -----
  Operating costs, expenses and other items:
     Ticketing operations...........................  54.6      40.7      38.5      39.3      39.7
     Ticketing selling, general and
       administrative...............................  22.0      13.1      11.5      11.6      13.1
     Publications...................................   2.6       1.8       1.4       1.5       0.3
     Concession control systems operations..........   0.0      17.6      19.9      18.2      18.3
     Concession control systems selling, general and
       administrative...............................   0.0      12.7      12.3      11.9      10.1
     Depreciation and amortization..................  11.5       7.3       5.5       5.6       5.6
                                                     -----     -----     -----     -----     -----
       Operating income.............................   9.3       6.8      10.9      11.9      12.9
  Interest expense and other........................   0.3       0.8       1.2       1.1       0.8
                                                     -----     -----     -----     -----     -----
       Income before income tax.....................   9.0       6.0       9.7      10.8      12.1
  Income tax provision..............................   0.0       0.7       0.4       0.2       0.5
                                                     -----     -----     -----     -----     -----
       Net income...................................   9.0%      5.3%      9.3%     10.6%     11.6%
                                                     =====     =====     =====     =====     =====

SIX MONTHS ENDED JULY 31, 1996 COMPARED WITH SIX MONTHS ENDED JULY 31, 1995

     The following tables set forth unaudited operating results for the Consolidated Businesses and the Unconsolidated Joint Ventures, collectively, the Managed Businesses. The amounts shown for the Unconsolidated Joint Ventures represent the full balance for each line item and do not give effect to the joint venture ownership interests held by entities other than the Company.

                                    SIX MONTHS ENDED JULY 31, 1995               SIX MONTHS ENDED JULY 31, 1996
                              ------------------------------------------   ------------------------------------------
                              CONSOLIDATED   UNCONSOLIDATED    MANAGED     CONSOLIDATED   UNCONSOLIDATED    MANAGED
                               BUSINESSES    JOINT VENTURES   BUSINESSES    BUSINESSES    JOINT VENTURES   BUSINESSES
                              ------------   --------------   ----------   ------------   --------------   ----------
                                                                  (IN THOUSANDS)
Revenues:
  Ticketing operations.......   $ 78,816        $ 27,530       $ 106,346     $ 87,893        $ 32,708       $ 120,601
  Concession control
     systems.................         --          10,755          10,755           --          12,964          12,964
  Publications...............      1,766           1,009           2,775        4,512             176           4,688
  Sponsorship & promotion....        955             515           1,470        4,777             387           5,164
  Merchandising..............      1,255              --           1,255        1,395              --           1,395
  Sales of ticketing
     equipment...............        940              --             940        1,382              --           1,382
                                 -------         -------        --------      -------         -------        --------
          Total Revenues.....     83,732          39,809         123,541       99,959          46,235         146,194
                                 -------         -------        --------      -------         -------        --------
Operating costs:
  Ticketing operations.......     51,383          15,652          67,035       58,655          18,344          76,999
  Ticketing selling, general
     and administrative......     13,731           4,633          18,364       16,278           6,058          22,336
  Concession control systems
     operations..............         --           7,246           7,246           --           8,462           8,462
  Concession control systems
     selling, general and
     administrative..........         --           4,749           4,749           --           4,687           4,687
  Publications...............      3,368             611           3,979        9,115             128           9,243
  Merchandising..............      1,066              --           1,066        1,226              --           1,226
  Corporate general and
     administrative..........      6,874              --           6,874        8,396              --           8,396
  Depreciation and
     amortization............      4,763           2,219           6,982        4,929           2,587           7,516
                                 -------         -------        --------      -------         -------        --------
          Total Operating
            Costs............     81,185          35,110         116,295       98,599          40,266         138,865
                                 -------         -------        --------      -------         -------        --------
                                   2,547        $  4,699       $   7,246        1,360        $  5,969       $   7,329
                                                 =======        ========                      =======        ========
  Equity in net income of
     unconsolidated
     affiliates..............     (1,345)                                      (2,136)
                                 -------                                      -------
Operating income.............      3,892                                        3,496
Interest expense and other...      6,809                                        6,043
Income tax (benefit).........       (590)                                        (129)
                                 -------                                      -------
Net loss.....................   $ (2,327)                                    $ (2,418)
                                 =======                                      =======
Supplemental Information:
  EBITDA.....................   $  7,310        $  6,918       $  14,228     $  6,289        $  8,556       $  14,845
                                 =======         =======        ========      =======         =======        ========
  Attributable EBITDA........                                  $  10,425                                    $  10,068
                                                                ========                                     ========
  Net cash provided by (used
     in) operating
     activities..............     (2,778)          5,698           2,920        7,457           6,721          14,178
  Net cash (used in)
     investing activities....     (4,440)         (1,081)         (5,521)      (4,658)         (6,851)        (11,509)
  Net cash provided by (used
     in) financing
     activities..............      3,847          (5,417)         (1,570)      10,347          (3,943)          6,404

  CONSOLIDATED BUSINESSES

     Ticketing operations revenues increased by $9.1 million, or 12%, to $87.9 million for the first six months of fiscal 1997 from $78.8 million for the first six months of fiscal 1996. The increase is attributed to an increase of 10% in the number of tickets sold (from 19.6 million to 21.6 million tickets). The increase in the number of tickets sold resulted from the acquisition of a joint venturer's interest in (and subsequent consolidation of) the European Joint Venture (0.7 million tickets), an increase in ticket sales of Major League Baseball (0.9 million tickets) and the National Hockey League (0.1 million tickets) as compared to the first six months of fiscal 1996 when these leagues were experiencing the residual effects of work stoppages, sales attributable to new clients including a number of Major League Soccer teams (0.1 million tickets) and the acquisition of the Company's Nashville licensee (0.2 million tickets) in February 1996.

     Publications revenues increased by $2.7 million, or 155%, to $4.5 million for the first six months of fiscal 1997 from $1.8 million for the first six months of fiscal 1996. The increase is attributed to Ticketmaster Publications' launch of Live! magazine, a monthly entertainment magazine, which distributed its first issue in February 1996. Live! was created as an extension of the Entertainment Guide which was published and distributed without significant advertising revenue by the Company during fiscal 1996. Since the February 1996 launch of Live!, the subscription base has remained relatively constant, with the increase in revenues arising from increases in annual subscription rates and advertising.

     Sponsorship & promotions revenues increased by $3.8 million, or 400%, to $4.8 million for the first six months of fiscal 1997 from $1.0 million for the first six months of fiscal 1996. The increase is primarily attributed to an increase in sponsorship and promotion activity with strategic marketing partners resulting from the Company's efforts to create integrated marketing opportunities around live events, its call centers, ticket stock and envelopes, event promotional material and in additional media outlets such as Ticketmaster Online and Ticketmaster Travel.

     Ticketing operations costs increased by $7.3 million, or 14%, to $58.7 million for the first six months of fiscal 1997 from $51.4 million for the first six months of fiscal 1996. As a percentage of ticketing operations revenues, these expenses increased from 65% to 67%, which was primarily attributed to increased costs resulting from the development of Ticketmaster Online and Ticketmaster Travel.

     Ticketing selling, general and administrative costs increased by $2.6 million, or 19%, to $16.3 million for the first six months of fiscal 1997 from $13.7 million for the first six months of fiscal 1996. The increase is largely attributed to the development of Ticketmaster Online ($0.6 million) and Ticketmaster Travel ($0.2 million) and promotional activity ($1.6 million) with strategic marketing partners in the Company's efforts to develop additional integrated marketing opportunities around live events.

     Publications costs increased by $5.7 million, or 171%, to $9.1 million for the first six months of fiscal 1997 from $3.4 million for the first six months of fiscal 1996. The increase is attributed to the increased production costs resulting from the launch of Live! magazine.

     Corporate general and administrative costs increased by $1.5 million, or 22%, to $8.4 million for the first six months of fiscal 1997 from $6.9 million for the first six months of fiscal 1996. Much of the increase resulted from increased compensation expense associated with growth in administrative functions necessary to support the development of the Company's principal business, and more recent development efforts in Ticketmaster Publications ($0.3 million), Ticketmaster Online ($0.3 million) and Ticketmaster Travel ($0.2 million).

     Depreciation and amortization increased by $0.2 million, or 3%, to $4.9 million for the first six months of fiscal 1997 from $4.8 million for the first six months of fiscal 1996. The increase is largely attributed to amortization cost in excess of net assets acquired which resulted from the valuation of purchased user agreements in connection with the acquisition of Ticketmaster's Nashville licensee in February 1996.

     The income tax benefit decreased by $0.5 million, or 78%, to $0.1 million for the first six months of fiscal 1997 from $0.6 million for the first six months of fiscal 1996. The decrease is attributed to higher earnings subject to state and foreign taxes and the effect of nondeductible amortization of intangible foreign assets.

     As a result of the foregoing, net losses from Consolidated Businesses increased by $0.1 million, or 4%, to $2.4 million for the first six months of fiscal 1997 from $2.3 million for the first six months of fiscal 1996.

  UNCONSOLIDATED JOINT VENTURES

     Ticket operations revenues increased by $5.2 million, or 19%, to $32.7 million for the first six months of fiscal 1997 from $27.5 million for the first six months of fiscal 1996. The increase is attributed to an increase of 17% in the number of tickets sold (from 7.5 million to 8.8 million tickets). The increase in the number of tickets sold resulted from the formation of joint ventures with the Company's Australian licensee (1.2 million tickets) commencing in December 1995, an increase in popular music activity, an increase in ticket sales of Major League Baseball and the National Hockey League (0.1 million tickets) as compared to the first six months of fiscal 1996 when these leagues were experiencing the residual effects of work stoppages and an increase related to new clients including a number of new Major League Soccer teams (0.1 million tickets).

     Concession control systems revenues increased by $2.2 million, or 21%, to $13.0 million for the first six months of fiscal 1997 from $10.8 million in the first six months of fiscal 1996, as a result of sales related to the release of a new product.

     Publication revenue decreased by $0.8 million or 83%, to $0.2 million for the first six months of fiscal 1997 from $1.0 million for the first six months of fiscal 1996 due to the discontinued distribution of the monthly Entertainment Guide, which has been replaced with Live! magazine, a publication of Ticketmaster Publications, all costs and revenues of which are included in the Consolidated Businesses.

     Ticketing operations costs increased by $2.7 million, or 17%, to $18.3 million for the first six months of fiscal 1997 from $15.7 million for the first six months of fiscal 1996. As a percentage of ticketing operations revenues, these expenses decreased from 57% to 56%.

     Concession control systems operating costs increased by $1.2 million, or 17%, to $8.5 million for the first six months of fiscal 1997 from $7.2 million in the first six months of fiscal 1996, as a result of the increase in revenues. As a percentage of concession control systems revenues, these costs decreased from 67% to 65%.

     Concession control systems selling, general and administrative costs decreased by $0.1 million, or 1%, to $4.7 million in the first six months of fiscal 1997 from $4.8 million in the first six months of fiscal 1996.

     Publications costs decreased by $0.5 million, or 79%, to $0.1 million for the first six months of fiscal 1997 from $0.6 million for the first six months of fiscal 1996 due to the discontinued distribution of the monthly Entertainment Guide, which has been replaced with Live! magazine, a publication of Ticketmaster Publications, all costs and revenues of which are included in the Consolidated Businesses.

     Depreciation and amortization increased by $0.4 million, or 17%, to $2.6 million for the first six months of fiscal 1997 from $2.2 million for the first six months of fiscal 1996. The increase is attributed to the amortization cost in excess of net assets acquired which resulted from the valuation of purchased user agreements in connection with the formation in December 1995 of the Australian Joint Ventures.

     As a result of the foregoing, net income from Unconsolidated Joint Ventures increased by $1.2 million, or 28%, to $5.4 million for the first six months of fiscal 1997 from $4.2 million for the first six months of fiscal 1996.

  MANAGED BUSINESSES

     Aggregate revenues for the Managed Businesses increased by $22.7 million, or 18%, to $146.2 million for the first six months of fiscal 1997 from $123.5 million for the first six months of fiscal 1996 principally as a result of an increase of $14.3 million, or 12%, to $120.6 million in ticket operation revenue and an increase of $3.7 million or 251% to $5.2 million for the first six months of fiscal 1997 from $1.5 million from the first six months of fiscal 1996 in sponsorship and promotion revenue.

     EBITDA for the Managed Businesses increased by $0.6 million, or 4%, to $14.8 million for the first six months of fiscal 1997 from $14.2 million for the first six months of fiscal 1996.

FISCAL YEAR 1996 COMPARED WITH FISCAL YEAR 1995

     The following tables set forth operating results for the Consolidated Businesses and the Unconsolidated Joint Ventures, collectively, the Managed Businesses. The amounts shown for the Unconsolidated Joint Ventures represent the full balance for each line item and do not give effect to the joint venture ownership interests held by entities other than the Company.

                                     YEAR ENDED JANUARY 31, 1995                  YEAR ENDED JANUARY 31, 1996
                              ------------------------------------------   ------------------------------------------
                              CONSOLIDATED   UNCONSOLIDATED    MANAGED     CONSOLIDATED   UNCONSOLIDATED    MANAGED
                               BUSINESSES    JOINT VENTURES   BUSINESSES    BUSINESSES    JOINT VENTURES   BUSINESSES
                              ------------   --------------   ----------   ------------   --------------   ----------
                                                                  (IN THOUSANDS)
Revenues:
  Ticketing operations.......   $172,002        $ 46,921       $ 218,923     $149,115        $ 54,178       $ 203,293
  Concession control
     systems.................         --          19,354          19,354           --          22,985          22,985
  Publications...............      4,640           2,129           6,769        4,198           1,939           6,137
  Sponsorship & promotion....      1,849             865           2,714        3,972             951           4,923
  Merchandising..............      1,321              --           1,321        2,201              --           2,201
  Sales of ticketing
     equipment...............      3,138              --           3,138        1,764              --           1,764
                                --------         -------        --------     --------         -------        --------
          Total Revenues.....    182,950          69,269         252,219      161,250          80,053         241,303
                                --------         -------        --------     --------         -------        --------
Operating costs:
  Ticketing operations.......    112,695          28,208         140,903       97,147          30,836         127,983
  Ticketing selling, general
     and administrative......     28,917           9,094          38,011       27,748           9,232          36,980
  Concession control systems
     operations..............         --          12,162          12,162           --          15,912          15,912
  Concession control systems
     selling, general and
     administrative..........         --           8,770           8,770           --           9,834           9,834
  Publications...............      2,908           1,261           4,169        9,129           1,148          10,277
  Merchandising..............      1,222              --           1,222        1,891              --           1,891
  Corporate general and
     administrative..........     13,722              --          13,722       14,758              --          14,758
  Write off of in-process
     research and
     development.............      7,500              --           7,500           --              --              --
  Depreciation and
     amortization............     13,301           5,062          18,363        9,325           4,401          13,726
                                --------         -------        --------     --------         -------        --------
          Total Operating
            Costs............    180,265          64,557         244,822      159,998          71,363         231,361
                                --------         -------        --------     --------         -------        --------
                                   2,685        $  4,712       $   7,397        1,252        $  8,690       $   9,942
                                                 =======        ========                      =======        ========
  Equity in net income of
     unconsolidated
     affiliates..............     (1,360)                                      (1,458)
                                --------                                     --------
Operating income.............      4,045                                        2,710
Interest expense and other...     13,393                                       13,055
Income tax (benefit).........     (2,670)                                      (2,250)
                                --------                                     --------
Net loss.....................   $ (6,678)                                    $ (8,095)
                                ========                                     ========
Supplemental Information:
  EBITDA.....................   $ 15,986        $  9,774       $  25,760     $ 10,577        $ 13,091       $  23,668
                                ========         =======        ========     ========         =======        ========
  Attributable EBITDA........                                  $  19,503                                    $  15,222
                                                                ========                                     ========
  Net cash provided by (used
     in) operating
     activities..............     12,309          15,761          28,070       (3,068)         17,658          14,590
  Net cash (used in)
     investing activities....    (14,553)         (1,772)        (16,325)      (9,452)         (6,508)        (15,960)
  Net cash provided by (used
     in) financing
     activities..............     15,086          (9,133)          5,953        7,772          (5,011)          2,761

  CONSOLIDATED BUSINESSES

     Revenues from ticketing operations decreased by $22.9 million, or 13%, to $149.1 million for fiscal 1996 from $172.0 million for fiscal 1995. The decrease is primarily attributed to a decrease of 12% in the number of tickets sold (from
42.5 million to 37.6 million tickets) and in the Company's average per ticket operation revenue of 2% (from $4.05 to $3.97). The decrease in the number of tickets sold was largely attributable to fewer performances by popular music performers during fiscal 1996 as compared to fiscal 1995. The 2% decrease in average revenue per ticket is comparable to the 4% decrease in average gross price per ticket of tickets sold (from $30.81 to $29.68).

     Publications revenues decreased by $0.4 million, or 10%, to $4.2 million for fiscal 1996 from $4.6 million for fiscal 1995. The decrease is largely attributed to fewer subscription sales of the Entertainment Guide during fiscal 1996. The decrease in subscriptions is consistent with the decrease in ticket sales through the Company's call centers which was the only distribution channel through which the Entertainment Guide was sold.

     Sponsorship & promotions revenues increased by $2.2 million, or 115%, to $4.0 million for fiscal 1996 from $1.8 million for fiscal 1995. The increase is primarily attributed to an increase in sponsorship and promotion activity with strategic marketing partners resulting from the Company's efforts to create integrated marketing opportunities revolving around live events, call centers, ticket stock and envelopes and event promotional material.

     Merchandising revenues increased by $0.9 million, or 67%, to $2.2 million for fiscal 1996 from $1.3 million in fiscal 1995. Fiscal 1996 revenues include a full year of operations while fiscal 1995 revenues include six months of operations.

     Ticketing operations costs decreased by $15.5 million, or 14%, to $97.1 million in fiscal 1996 from $112.7 million in fiscal 1995. This decrease is attributed to the decrease in ticketing operations revenues as these costs are primarily variable in nature. As a percentage of ticketing operation revenues, these expenses amounted to 66% and 65% in fiscal 1995 and 1996, respectively.

     Publications costs increased by $6.2 million, or 214%, to $9.1 million in fiscal 1996 from $2.9 million in fiscal 1995. This increase is attributed to the design and pre-production cost attributable to the launch of Live! magazine by Ticketmaster Publications.

     Merchandising costs increased by $0.7 million, or 55%, to $1.9 million in fiscal 1996 from $1.2 million in fiscal 1995. Fiscal 1996 costs include a full year of operations while fiscal 1995 costs include six months of operations.

     Corporate general and administrative costs increased by $1.0 million, or 8%, to $14.8 million in fiscal 1996 from $13.7 million in fiscal 1995. The increase is primarily attributed to costs associated with litigation against the Company and investigations into its operations by government agencies, see "Business - Government Investigation and Litigation."

     During fiscal 1995, the Company incurred a charge of $7.5 million to write off purchased in-process research and development in connection with the formation of the Pacer/CATS/CCS Joint Venture.

     Depreciation and amortization decreased by $4.0 million, or 30%, to $9.3 million in fiscal 1996 from $13.3 million in fiscal 1995. The decrease is attributed to the absence of a $3.8 million charge to amortization to write-off the value of covenants-not-to-compete which was incurred in fiscal 1995 in connection with the formation of the Pacer/CATS/CCS Joint Venture.

     The income tax benefit decreased by $0.4 million, or 16%, to $2.3 million in fiscal 1996 from $2.7 million in fiscal 1995. Income tax benefit as a percentage of pre-tax loss decreased from 29% to 22% from fiscal 1995 to fiscal 1996. The decrease is attributed to higher earnings subject to state and foreign taxes and the effect of nondeductible amortization of intangible foreign assets.

     As a result of the foregoing, net loss from Consolidated Businesses increased by $1.4 million, or 21%, to $8.1 million for fiscal 1996 from $6.7 million for fiscal 1995.

  UNCONSOLIDATED JOINT VENTURES

     Revenues from ticket operations increased by $7.3 million, or 15%, to $54.2 million in fiscal 1996 from $46.9 million in fiscal 1995. This increase is primarily attributed to an increase of 18% in the number of tickets sold (from
13.2 million to 15.5 million tickets). The increase in the number of tickets sold was largely attributed to approximately a 39% growth in ticket sales from the Company's venture in the United Kingdom (0.8 million tickets), increased popularity of professional sport franchises (1.2 million tickets) in areas serviced by these joint ventures, and the formation of joint ventures with the Company's Australian licensee (0.4 million tickets) during fiscal 1996.

     Concession control systems revenues increased by $3.6 million, or 19%, to $23.0 million in fiscal 1996 from $19.4 million in fiscal 1995, because fiscal 1995 figures represent the results of operations from inception (April 15, 1994) through fiscal year end.

     Ticketing operations costs increased by $2.6 million, or 9%, to $30.8 million in fiscal 1996 from $28.2 million in fiscal 1995. This increase is attributed to the increase in ticketing operations revenues as these costs are primarily variable in nature. Ticket operations costs decreased as a percentage of ticket operations revenues to 57% in fiscal 1996 from 60% in fiscal 1995. Much of this decrease is attributed to increased efficiencies in the call centers which service these joint ventures and increased revenue per ticket.

     Concession control systems operating costs increased by $3.7 million, or 31%, to $15.9 million in fiscal 1996 from $12.2 million in fiscal 1995 because fiscal 1996 costs represent a full year of operations as noted previously. As a percentage of concession control systems revenues, these costs increased from 63% to 69% due to increased research and new product development expenses.

     Concession control systems selling, general and administrative costs increased by $1.1 million, or 12%, to $9.8 million in the fiscal 1996 from $8.8 million in fiscal 1995 because fiscal 1996 costs represent a full year of operations as noted previously.

     Depreciation and amortization decreased by $0.7 million, or 13%, to $4.4 million in fiscal 1996 from $5.1 million in fiscal 1995. The decrease is attributed to certain purchased user agreements having become fully amortized during fiscal 1995.

     As a result of the foregoing, net income from Unconsolidated Joint Ventures increased by $3.8 million, or 105%, to $7.4 million for fiscal 1996, from $3.6 million for fiscal 1995.

  MANAGED BUSINESSES

     Aggregate revenues for the Managed Businesses decreased by $10.9 million, or 4%, to $241.3 million in fiscal 1996 from $252.2 million in fiscal 1995, principally as a result of a decrease of $15.6 million, or 7%, to $203.2 million in ticket operations revenue, offset by increases in sponsorship and promotion revenue of $2.2 million and concession control systems revenue of $3.6 million in fiscal 1996.

     EBITDA for the Managed Businesses decreased by $2.1 million, or 8%, to $23.7 million in fiscal 1996 from $25.8 million in fiscal 1995, principally as a result of an increase of $6.1 million, or 147%, to $10.3 million in publications costs resulting from the anticipated fiscal 1997 launch of Live! magazine and losses incurred in the concession control systems businesses of the Pacer/CATS/CCS Joint Venture offset by the effect of the write-off of in-process research and development of $7.5 million in fiscal 1995.

FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994

     The following tables set forth operating results for the Consolidated Businesses and the Unconsolidated Joint Ventures, collectively, the Managed Businesses. The amounts shown for the Unconsolidated Joint Ventures represent the full balance for each line item and do not give effect to the joint venture ownership interests held by entities other than the Company.

                                   YEAR ENDED JANUARY 31, 1994                  YEAR ENDED JANUARY 31, 1995
                            ------------------------------------------   ------------------------------------------
                                           UNCONSOLIDATED                               UNCONSOLIDATED
                            CONSOLIDATED       JOINT         MANAGED     CONSOLIDATED       JOINT         MANAGED
                             BUSINESSES       VENTURES      BUSINESSES    BUSINESSES       VENTURES      BUSINESSES
                            ------------   --------------   ----------   ------------   --------------   ----------
                                                                (IN THOUSANDS)
Revenues:
  Ticketing operations.....   $137,304        $ 39,457       $ 176,761     $172,002        $ 46,921       $ 218,923
  Concession control
     systems...............         --              --              --           --          19,354          19,354
  Publications.............      4,575           1,599           6,174        4,640           2,129           6,769
  Sponsorship &
     promotion.............      1,724             756           2,480        1,849             865           2,714
  Merchandising............         --              --              --        1,321              --           1,321
  Sales of ticketing
     equipment.............      3,037              --           3,037        3,138              --           3,138
                              --------        --------        --------     --------        --------        --------
       Total Revenues......    146,640          41,812         188,452      182,950          69,269         252,219
                              --------        --------        --------     --------        --------        --------
Operating costs:
  Ticketing operations.....     88,089          22,846         110,935      112,695          28,208         140,903
  Ticketing selling,
     general and
     administrative........     28,931           9,187          38,118       28,917           9,094          38,011
  Concession control
     systems operations....         --              --              --           --          12,162          12,162
  Concession control
     systems selling,
     general and
     administrative........         --              --              --           --           8,770           8,770
  Publications.............      2,297           1,108           3,405        2,908           1,261           4,169
  Merchandising............         --              --              --        1,222              --           1,222
  Corporate general and
     administrative........     11,738              --          11,738       13,722              --          13,722
  Write off of in-process
     research and
     development...........         --              --              --        7,500              --           7,500
  Depreciation and
     amortization..........      9,399           4,826          14,225       13,301           5,062          18,363
                              --------        --------        --------     --------        --------        --------
       Total Operating
          Costs............    140,454          37,967         178,421      180,265          64,557         244,822
                              --------        --------        --------     --------        --------        --------
                                 6,186        $  3,845       $  10,031        2,685        $  4,712       $   7,397
                                              ========        ========                     ========        ========
  Equity in net income of
     unconsolidated
     affiliates............     (1,577)                                      (1,360)
                              --------                                     --------
Operating income...........      7,763                                        4,045
Interest expense and
  other....................      3,923                                       13,393
Income tax provision
  (benefit)................      3,800                                       (2,670)
                              --------                                     --------
Net (loss) income..........   $     40                                     $ (6,678)
                              ========                                     ========
Supplemental Information:
  EBITDA...................   $ 15,585        $  8,671       $  24,256     $ 15,986        $  9,774       $  25,760
                              ========        ========        ========     ========        ========        ========
  Attributable EBITDA......                                  $  18,235                                    $  19,503
                                                              ========                                     ========
  Net cash provided by
     operating
     activities............     14,571           6,439          21,010       12,309          15,761          28,070
  Net cash (used in)
     investing
     activities............     (6,250)         (4,654)        (10,904)     (14,553)         (1,772)        (16,325)
  Net cash provided by
     (used in) financing
     activities............     (2,732)         (5,406)         (8,138)      15,086          (9,133)          5,953

  CONSOLIDATED BUSINESSES

     Revenues from ticketing operations increased by $34.7 million, or 25%, to $172.0 million in fiscal 1995 from $137.3 million in fiscal 1994. The increase is attributed to an increase of 10% in the number of tickets sold (from 38.7 million to 42.5 million tickets) and in the Company's average per ticket operation revenue of 14% (from $3.55 to $4.05). The increase in the number of tickets sold was largely attributable to a strong performance schedule that included a large number of event dates. The 18% increase in average per ticket operation revenue is comparable to the 19% increase in average gross price per ticket of tickets sold (from $25.90 to $30.81), which was a result of a trend on the part of certain popular music performers toward higher ticket prices.

     Sponsorship & promotions revenues increased by $0.1 million, or 7%, to $1.8 million for fiscal 1995 from $1.7 million in fiscal 1994. The increase is a result of increased sponsorship and promotional activity created around live events, ticket stock and envelopes and event promotional material.

     Merchandising was included in the consolidated results of the Company for the first time in fiscal year 1995 with revenues totaling $1.3 million.

     Ticketing operations costs increased by $24.6 million, or 28%, to $112.7 million in fiscal 1995 from $88.1 million in fiscal 1994. This increase is attributed to the increase in ticketing operations revenues as these costs are primarily variable in nature. As a percentage of ticketing operations revenues, these expenses remained relatively constant at 66% and 64% in fiscal 1995 and fiscal 1994, respectively.

     Publications costs increased by $0.6 million, or 27%, to $2.9 million in fiscal 1995 from $2.3 million in fiscal 1994. The increase is attributed to an increase in the distribution of complimentary issues of the Entertainment Guide during fiscal 1995 as compared to fiscal 1994.

     Merchandising had its first year of operations in fiscal 1995; costs totaled $1.2 million or 93% of merchandising revenue.

     Corporate general and administrative costs increased by $2.0 million, or 17%, to $13.7 million in fiscal 1995 from $11.7 million in fiscal 1994. The increase is primarily attributed to costs associated with litigation against the Company and investigations into its operations by government agencies, see "Business -- Government Investigations and Litigation."

     During fiscal 1995, the Company incurred a charge of $7.5 million to write off purchased in-process research and development in connection with the formation of the Pacer/CATS/CCS Joint Venture.

     Depreciation and amortization increased by $3.9 million, or 42%, to $13.3 million in fiscal 1995 from $9.4 million in fiscal 1994. The increase is attributed to a write off of $3.8 million which had been allocated to covenants-not-to-compete based upon an independent valuation prepared for the Company related to its formation of the Pacer/CATS/CCS Joint Venture.

     Interest expense and other increased by $9.5 million, or 241%, to $13.4 million in fiscal 1995 from $3.9 million in fiscal 1994. The increase is attributed to an increase in average bank borrowings outstanding during fiscal 1995 as compared to borrowings outstanding during fiscal 1994.

     Income taxes changed by $6.5 million, or 170%, to a benefit of $2.7 million in fiscal 1995 from an expense of $3.8 million in fiscal 1994.

     As a result of the foregoing, the Consolidated Businesses recognized a net loss of $6.7 million for fiscal 1995. In the absence of a $3.8 million charge to amortization to write off the value of covenants-not-to-compete and a $7.5 million charge to write off in-process research and development (both charges incurred in connection with the formation of the Pacer/CATS/CCS Joint Venture), the Consolidated Businesses would have recognized net income of $4.6 million.

  UNCONSOLIDATED JOINT VENTURES

     Revenues from ticket operations increased by $7.4 million, or 19%, to $46.9 million in fiscal 1995 from $39.5 million in fiscal 1994. This increase is primarily attributed to an increase of 8% in the number of tickets sold (from
12.2 million to 13.2 million tickets) and in average per ticket operation revenue of 10% (from $3.24 to $3.57). The increase in the number of tickets sold was largely attributable to a strong performance schedule that included a large number of event dates. The 15% increase in average revenue per ticket is comparable to the 13% increase in average gross price per ticket of tickets sold (from $23.15 to $26.26), which was a result of a trend on the part of certain popular music performers toward higher ticket prices.

     Publication revenues increased by $0.5 million, or 33%, to $2.1 million in fiscal 1995 from $1.6 million in fiscal 1994 as a result of increased subscription sales of the Entertainment Guide.

     Concession control systems commenced operations in fiscal 1995 (inception, April 15, 1994) and resulted in revenues of $19.4 million.

     Ticketing operations costs increased by $5.4 million, or 23%, to $28.2 million in fiscal 1995 from $22.8 million in fiscal 1994. This increase is attributed to the increase in ticketing operations revenues as these costs are primarily variable in nature. Ticket operations costs increased as a percentage of ticket operations revenues to 60% in fiscal 1995 from 58% in fiscal 1994.

     Publications costs increased by $0.2 million, or 14%, to $1.3 million in fiscal 1995 from $1.1 million in fiscal 1994 as a result of increased subscription sales of the Entertainment Guide.

     Concession control systems commenced operations in fiscal 1995 (inception, April 15, 1994) and incurred related costs of $12.2 million or 63% of revenue; selling, general and administrative costs incurred by concession control systems totaled $8.8 million or 45% of revenue.

     Depreciation and amortization increased by $0.3 million, or 5%, to $5.1 million in fiscal 1995 from $4.8 million in fiscal 1994. The increase is attributed to the formation of the Pacer/CATS/CCS Joint Venture.

     As a result of the foregoing, net income from Unconsolidated Joint Ventures decreased by $0.1 million, or 3%, to $3.6 million for fiscal year 1995 from $3.7 million for fiscal 1994. The decrease is due to the net loss incurred by the Pacer/CATS/CCS Joint Venture, which totaled $3.3 million, offset by a $3.2 million increase in the ticketing Joint Ventures' net income.

  MANAGED BUSINESSES

     Aggregate revenues for the Managed Businesses increased by $63.7 million, or 34%, to $252.2 million in fiscal 1995 from $188.5 million in fiscal 1994, principally as a result of an increase of $42.1 million, or 24%, to $218.9 million in ticket operations revenue and the concession control systems revenue of $19.4 million in fiscal 1995.

     EBITDA for the Managed Businesses increased by $1.5 million, or 6%, to $25.8 million in fiscal 1995 from $24.3 million in fiscal 1994, principally as a result of an increase of $12.3 million, or 18%, to $81.2 million in ticketing operations income net of ticketing operations costs offset by the write off of in-process research and development of $7.5 million and covenants-not-to-compete of $3.8 million.

LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth selected cash flow information for the periods indicated:

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED JANUARY 31,               JULY 31,
                                          --------------------------------     -------------------
                                           1994         1995        1996        1995        1996
                                          -------     --------     -------     -------     -------
Net cash provided by (used in) operating
  activities............................  $14,571     $ 12,309     $(3,068)    $(2,778)    $ 7,457
Net cash (used in) investing
  activities............................   (6,250)     (14,553)     (9,452)     (4,440)     (4,658)
Net cash provided by (used in) financing
  activities............................   (2,732)      15,086       7,772       3,847      10,347

     Historically, the Company's principal sources of cash have been cash flows from operations and borrowings under its bank credit facilities. For fiscal 1994, 1995 and 1996, and the first six months of fiscal 1997, the Company generated an aggregate of $31.3 million in cash from operating activities.

     As of July 31, 1996, the Company had cash and cash equivalents of $11.1 million for its own account, exclusive of funds held in accounts on behalf of venues and promoters and working capital of $9.4 million. The Company historically has had small positive or negative working capital balances, depending upon the timing of the use of cash for the purchase of property and equipment or investments in other income producing noncurrent assets.

     Cash used in investing activities has been primarily to fund investments in property, equipment and fixed and other long term assets aggregating $3.6 million and $3.3 million during fiscal 1996 and for the six months ended July 31, 1996, respectively. Excluding the acquisitions and formations of new venture investment activity, the Company's anticipated capital expenditures for fiscal 1997 and immediately beyond are expected to include $14.0 million for the purchase of a building and tenant improvements, $4.5 million of replacements or upgrades, $5.5 million in expanded call center capacity and additional amounts which management determines are necessary in order to maintain the Company's competitive position or to otherwise achieve its business strategies.

     Amounts available under the Credit Agreement are limited to the lower of the commitment amount or a borrowing base calculated as a multiple of cash flow as defined in the Credit Agreement. As of July 31, 1996, the Company had $95.8 million in outstanding bank borrowings under its $100 million revolving bank credit line and $75 million outstanding on a bank term loan, payable December 31, 1999. As of that date, the borrowing base calculation did not restrict the Company's availability under the Credit Agreement. The Company's Credit Agreement contains other covenants and restrictions, all of with which the Company was in compliance at July 31, 1996. See "Description of Certain Indebtedness."

     Also as of July 31, 1996, Pacer/CATS/CCS had indebtedness of $7.5 million outstanding under a bank term loan, with monthly interest payments only due through June 1997 and principal and interest payable monthly from July 1997 through June 1999. The loan agreement is secured by all of Pacer/CATS/CCS' assets and contains certain restrictions and covenants, with which the joint venture is in full compliance. Ticketmaster Corporation has entered into an interest keep-well agreement expiring July 31, 1997 (or sooner, subject to its terms) covering $500,000 of Pacer/CATS/CCS' interest payments on this debt. See "Description of Certain Indebtedness."

     As of July 31, 1996, the Company's future commitments included a $5 million Exchangeable Promissory Note due in June 1997, which is a portion of the payment remaining from the Company's June 1996 acquisition of a 50% interest in the European Joint Venture, as well as annual office and equipment lease expenses of approximately $5.5 million. In addition, the Company has entered into letters of intent or definitive agreements to acquire the 20% equity interest of its partner in its Texas operating subsidiary; to acquire the 20% equity interest of its partner in its Florida operating subsidiary; and to acquire a 23% equity interest in its Mexico licensee in consideration of the Company entering into a joint venture with the parent of its Mexico licensee to market and operate the Ticketmaster System throughout Central and South America. In the event that all of the transactions contemplated by such letters of intent or agreements are consummated, the aggregate consideration would be approximately $10.6 million in cash or Common Stock.

     The Company intends to use the net proceeds of the Offering (i) to repay outstanding indebtedness incurred to acquire the license rights and related assets of its Delaware Valley (Philadelphia) licensee, (ii) to repay a portion of the outstanding indebtedness under the Credit Agreement, (iii) to repay outstanding indebtedness under the Exchangeable Promissory Note incurred to acquire the Company's joint venture partner's 50% equity interest in the European Joint Venture, (iv) to purchase an interest not previously owned by the Company in its operating subsidiary in Texas, and (v) for general corporate purposes. The Company anticipates that funds from the Offering, from operations and from its restated bank lending facilities will be sufficient to meet its working capital, capital expenditure and debt service requirements through the expiration of the Credit Agreement (December 31, 1999) at a minimum and ultimately until its credit agreements are extended, renegotiated or replaced with other forms of capitalization. However, to the extent that such funds are insufficient, the Company may need to incur additional indebtedness and/or refinance existing indebtedness.

The Company's ability to do so may be restricted by borrowing base calculations and other financial covenants described above and within the Credit Agreement.

SEASONALITY AND QUARTERLY RESULTS

     The Company's ticketing operations results for its Managed Businesses are impacted by fluctuations in the availability of events for sale to the public, which varies depending upon scheduling by clients. This, together with the general practice of scheduling the commencement of ticket sales several months prior to event dates, tends to benefit the Company's first two fiscal quarters. Set forth below are quarterly ticket quantities and gross sales for the Managed Businesses for the past three fiscal years and the first two quarters of the current fiscal year:

                                  TICKETS SOLD
                                 (IN THOUSANDS)

         FISCAL YEAR            FIRST QUARTER    SECOND QUARTER     THIRD QUARTER    FOURTH QUARTER        TOTAL
-----------------------------   -------------    ---------------    -------------    ---------------    -----------
  1994.......................        12,207            14,325            12,522            11,795            50,849
  1995.......................        16,649            14,939            11,649            12,377            55,614
  1996.......................        13,509            13,667            12,759            13,181            53,116
  1997 (six months only).....        15,268            15,135                                                30,403

                             GROSS TICKET RECEIPTS
                                 (IN THOUSANDS)

         FISCAL YEAR            FIRST QUARTER    SECOND QUARTER     THIRD QUARTER    FOURTH QUARTER        TOTAL
-----------------------------   -------------    ---------------    -------------    ---------------    -----------
  1994.......................     $ 283,518         $ 351,741         $ 334,190         $ 313,923        $1,283,372
  1995.......................       489,721           455,799           352,675           355,606         1,653,801
  1996.......................       383,564           389,791           379,741           378,482         1,531,578
  1997 (six months only).....       425,382           444,612                                               869,994

INFLATION RISK

     General economic inflation has not had a significant impact on the Company's operations during the periods covered by the accompanying Consolidated Financial Statements.

FOREIGN CURRENCY RISK

     The Company is not presently subject to significant foreign exchange risk as international operations currently constitute a minor part of its operations.

EFFECT OF RECENT ACCOUNTING CHANGES

     In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 encourages a new method of recognizing stock-based compensation expense using the estimated fair value of employee stock options. Alternatively, companies may choose to retain the approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide expanded footnote disclosures. The statement is effective for the Company's fiscal 1997. The Company does not plan to use the fair value method when it adopts the pronouncement. Accordingly, if the Company makes this election, SFAS No. 123 will have no impact on the Company's financial position or results of operations for future periods.

                                    BUSINESS

GENERAL

     Ticketmaster, through the Managed Businesses (the Consolidated Businesses together with the Unconsolidated Joint Ventures), is the leading provider of automated ticketing services in the U.S. with over 3,500 clients, including many of the country's foremost entertainment facilities and promoters and 73 professional sports franchises. The Company has established its market position by providing these clients with comprehensive ticket inventory control and management, a broad distribution network and dedicated marketing and support services. Ticket orders are received and fulfilled through operator-staffed call centers and independent sales outlets remote to the facility box office. Revenue is generated principally from convenience charges received by the Company for tickets sold on its clients' behalf. The Company generally serves as an exclusive agent for its clients and typically has no financial risk for unsold tickets. The Company, through the Managed Businesses, sold 53.1 million tickets in fiscal 1996 and 30.4 million tickets during the first six months of fiscal 1997, while generating revenues of $241.3 million and $146.2 million, respectively, for those periods.

     Based upon recent trends in the entertainment, sporting and leisure industries, the Company believes that its principal business, live entertainment ticketing, will experience increased revenues under existing venue contracts. The Company believes that significant opportunities exist through continued penetration of this principal market. Additionally, the Company believes that further ticketing opportunities will arise from the construction of new and larger facilities, the increase in the number of professional sports teams and the development of new sports leagues. Furthermore, the Company plans to continue to broaden its client base to include such venues as museums, zoos, amusement parks, state and county fairs and other locations such as golf courses, ski resorts and trade shows.

     The Company also believes that significant opportunities exist internationally to attract additional venues in a historically under-penetrated market for ticketing services. In addition, the continued enthusiasm for soccer and growing popularity of major American sports such as football, baseball and basketball should lead to increased utilization of these international venues and provide additional revenue opportunities. In order to be in a position to capitalize on these trends, the Company expects to expand its existing operations in the U.K., Australia and, through a new joint venture, in Mexico, and is exploring further opportunities in Europe, the Pacific Rim and Central and South America.

     The Company is continuing to leverage its widely recognized brand name and extensive distribution capabilities by developing new opportunities in related areas, such as entertainment information and publishing, merchandising, advertising, promotional services and direct marketing. Specific examples of its efforts include offering integrated brand management and marketing services to strategic partners, such as MasterCard International and Sprint Communications, through sponsorship advertising opportunities during live events, during telephone ticketing services, on its ticket stock and envelopes, on event promotional material and in additional media outlets which the Company is developing. In addition, in February 1996, the Company launched Live!, a monthly entertainment magazine and event guide which the Company believes is a natural extension of its existing distribution channels. The Company has also recently launched Ticketmaster Online (http://www.ticketmaster.com), its site on the World Wide Web, designed to promote ticket sales for live events, disseminate event information and offer transactional and merchandising services. In September 1996, Ticketmaster Online began to offer transactional services and is currently capable of processing ticketing and merchandising transactions in the Pacific Northwest and the Northeast, including Broadway. These efforts to create new promotional, marketing and distribution opportunities by utilizing and integrating the Company's traditional principal ticketing services and brand name have formed the basis for new growth opportunities in the future.

     The Company believes that the Ticketmaster System and its extensive distribution capabilities provide a competitive advantage that enhances the Company's ability to attract new clients and maintain its existing client base. The Ticketmaster System, which includes both hardware and software, is typically installed in a client's facility box office and provides a single centralized inventory control management system capable of tracking total ticket inventory for all events, whether sales are made on a season, subscription, group or individual ticket basis. The Ticketmaster System is capable of processing over 100,000 tickets per hour in certain markets, and each of its 18 computer systems can support 10,000 users per system, of which as many as 3,000 can be online at any one time.

     Through its Managed Businesses, Ticketmaster has a comprehensive domestic distribution system that includes approximately 2,800 remote sales outlets in 44 states covering many of the major metropolitan areas in the U.S. and 17 call centers with approximately 1,750 operator positions. The Company provides the public with convenient access to tickets and information regarding entertainment events. Ticket purchasers are assessed a convenience charge for each ticket sold offsite by the Company on behalf of its clients. These charges are negotiated and included in the Company's contracts with its clients. The versatility of the Ticketmaster System allows it to be customized to satisfy a full range of client requirements.

     From fiscal 1991 through 1996, the number of tickets sold and revenues for the Managed Businesses have grown from 29.1 million tickets and $96.1 million of revenues to 53.1 million tickets and $241.3 million of revenues, a compounded annual growth rate of 13% and 20%, respectively.

CLIENT RELATIONSHIPS

     The Company's clients include many of the most well known arenas, stadiums, theaters, sports teams and promoters in the U.S. The Company currently has in excess of 3,500 clients ranging in size from large stadiums with more than 60,000 seats to smaller theaters with seating in the hundreds, and from multi-event promoters to one-time single event promoters.

     Representative of the Company's clients are the following:

                         ARENAS, STADIUMS AND THEATERS

Alamodome, San Antonio, TX                          Madison Square Garden, New York, NY
Arie Crown Theater, Chicago, IL                     Market Square Arena, Indianapolis, IN
Astrodome, Houston, TX                              Meadowlands Sports Complex, East Rutherford, NJ
Blossom Amphitheatre, Cleveland, OH                 Miami Arena, Miami, FL
Bradley Center, Milwaukee, WI                       Nassau Coliseum, Uniondale, NY
Cajundome, Lafayette, LA                            Nederlander New York Broadway Theatres, New York,
Centrum, Worcester, MA                              NY
Charlotte Coliseum, Charlotte, NC                   The New World Music Theatre, Tinley Park, IL
Chicago Theater, Chicago, IL                        The Omni, Atlanta, GA
Coral Sky Amphitheatre, West Palm Beach, FL         Orlando Arena and Centroplex, Orlando, FL
Deer Creek Music Center, Indianapolis, IN           Orpheum Theatre, Boston, MA
Fargo Dome, Fargo, ND                               The Palace at Auburn Hills, Auburn Hills, MI
Fleet Center, Boston, MA                            Pine Knob Music Theatre, Clarkston, MI
Freedom Hall, Louisville, KY                        The Pond, Anaheim, CA
Garden State Arts Center, Holmdel, NJ               Pontiac Stadium, Detroit, MI
The Georgia Dome, Atlanta, GA                       Pyramid, Memphis, TN
Great Western Forum, Inglewood, CA                  Radio City Music Hall, New York, NY
Greek Theatre, Los Angeles, CA                      RCA Dome, Indianapolis, IN
Gund Arena, Cleveland, OH                           Rosemont Horizon, Rosemont, IL
Ice Palace, Tampa, FL                               Rupp Arena, Lexington, KY
Irvine Meadows Amphitheatre, Costa Mesa, CA         Sun Dome, Tampa, FL
Joe Louis Arena, Detroit, MI                        Star Lake Amphitheatre, Pittsburgh, PA
Joe Robbie Stadium, Miami, FL                       The Summit, Houston, TX
John G. Shedd Aquarium and Oceanarium, Chicago, IL  Tacoma Dome, Tacoma, WA
Jones Beach Theatre, Wantagh, NY                    Target Center, Minneapolis, MN
Key Arena, Seattle, WA                              Tennessee Performing Arts Center, Nashville, TN
Los Angeles Memorial Coliseum, Los Angeles, CA      The United Center, Chicago, IL
Louisiana Superdome, New Orleans, LA                The Wang Center for the Performing Arts, Boston, MA

PROMOTERS                                           GENERAL
Avalon Attractions                                  American Music Festival
Belkin Productions                                  Beale Street Music Festival
Cellar Door Concerts                                Chicago International Film Festival
Jam Productions                                     Del Mar Fair
Livent                                              The 500 Festival Parade
MCA Concerts                                        Houston Exposition and Rodeo
Pace Management                                     New Orleans Jazz and Heritage Festival
Sunshine Promotions                                 U.S. Hotrod Nationals
                                                    Walt Disney's Magic Kingdom on Ice

     The Company's clients also include 73 professional sports franchises, including 16 Major League Baseball teams, 17 National Football League teams, 20 National Basketball Association teams, 13 National Hockey League teams and 7 Major League Soccer teams.

     The Company generally enters into written agreements with its clients pursuant to which it agrees to provide the Ticketmaster System and to serve as the client's exclusive ticket sales agent for all sales of individual tickets sold outside of the facility's box office, including any tickets sold at remote sales outlets, over the phone or through other medium, for a specified period, typically three to five years. Pursuant to an agreement with a facility, the Company generally is granted the right to sell tickets for all events presented at that facility, and as part of such arrangement the Company installs the Ticketmaster System in the facility's box office. An agreement with a promoter generally grants the Company the right to sell tickets for all events presented by that promoter at any facility, unless the facility is covered by an exclusive agreement with Ticketmaster or another automated ticketing service company. The terms of the agreements with clients are negotiated on a contract-by-contract basis. In the case of contracts subject to public bid (e.g., by facilities owned or managed by municipalities or governmental agencies), the terms are defined, to a material degree, by the specifications and conditions set forth in the formal requests for bid.

     Clients are routinely required by contract to include the Ticketmaster name in print, radio and television advertisements for entertainment events sponsored by such clients. The Ticketmaster name and logo are also prominently displayed on printed tickets and ticket envelopes.

     The Company generally does not buy tickets from its clients for resale to the public and has no financial risk for unsold tickets. In the U.K., the Company may from time to time buy tickets from its clients for resale to the public in an amount typically not exceeding L250,000 in the aggregate. All ticket prices are determined by the Company's clients and their customers. The Company's clients also generally determine the scheduling of when tickets go on sale to the public and what tickets will be available for sale through the Company. Facilities and promoters, for example, often handle group sales and season tickets in-house. The Company only sells a portion of its clients' tickets, the amount of which varies from client to client and varies as to any single client from year to year.

     Among the primary benefits derived by the Company's clients by use of the Ticketmaster System are (1) centralized control of total ticket inventory as well as accounting information and market research data, (2) centralized accountability for ticket proceeds, (3) manageable and predictable transaction costs, (4) broader and expedited distribution of tickets, (5) wide dissemination of information about upcoming events through Ticketmaster's call centers, the Company's Web site and other media platforms, (6) the ability to easily add additional performances if warranted by demand and (7) marketing and promotional support.

     The Ticketmaster System also provides the Company's clients with flexibility in processing season, subscription and group ticketing. For example, a sports team may want to give priority to season tickets, mini-ticket plans and group sales, permitting those ticket purchasers to have first choice of tickets before their sale to the general public. In addition, clients have the ability to structure single or multiple events, including season events, in almost any number and type of pricing and discount plans.

     In general, the Company negotiates a contract with each client. Pursuant to such contracts, Ticketmaster is granted the right to collect from ticket purchasers a per ticket convenience charge on all tickets sold at remote sales outlets, by telephone and other media (e.g., the Company's Web site) and an additional per order handling charge on all tickets sold by the Company at other than remote sales outlets to partially offset the cost of fulfillment. The amount of the convenience charge is determined during the contract negotiation process, and typically varies based upon numerous factors, including the services to be rendered to the client, the amount and cost of equipment to be installed at the client's box office and the amount of advertising and/or promotional allowances to be provided, as well as the type of event and whether the ticket is purchased at a remote sales outlet, by telephone, through the Company's Web site or otherwise. Any deviations from those amounts for any event are negotiated and agreed upon by the Company and its client prior to the commencement of ticket sales. During fiscal 1996, the convenience charges generally ranged from $1.50 to $7.00 per ticket. Convenience charges, when added to per order handling charges, averaged $3.45 per ticket in fiscal 1996. The agreement between the Company and a client will also establish the amounts and frequency of any increases in the convenience charge and handling charge during the term of the agreement.

     The agreements with certain of the Company's clients may provide for a client to participate in the convenience charges paid by ticket purchasers for tickets bought through the Company for that client's events. The amount of such participation, if any, is determined by negotiation with clients. Some agreements also may provide for the Company to make participation advances to the client, generally recoupable by the Company out of the client's future right to participations. In isolated instances, the Company may make an upfront, non-recoupable payment to a client for the right to sell tickets for that client.

     If an event is cancelled, the Company's current policy is to refund the per ticket convenience charges (but not the handling charge which is payable with respect to transactions by telephone and online orders). Refunds of the ticket price for a cancelled event are funded by the client. To the extent that funds then being held by Ticketmaster on behalf of the client are insufficient to cover all refunds, the client is obligated to provide Ticketmaster with additional amounts within a specified period of time (typically 24 to 72 hours) after a request by Ticketmaster. Clients have historically fulfilled these obligations.

     During fiscal 1996, no single client accounted for more than 3.0% of the Company's total revenues and no single facility accounted for more than 1.5% of the Company's total revenues. Historically, approximately 15% to 20% of the Company's contracts are subject to renewal each fiscal year. The Company has experienced substantial success in renewing its contracts with clients on an annual basis.

DISTRIBUTION SYSTEM

     The Company's distribution system is comprised of remote sales outlets, call centers and the Company's Web site, Ticketmaster Online
(http://www.ticketmaster.com). During fiscal 1996, ticket sales at the remote sales outlets and call centers accounted for approximately 52.0% and 48.0%, respectively, of ticket sales for the Company.

     Remote Sales Outlets. Through its Managed Businesses, the Company has approximately 2,800 remote sales outlets in the U.S. and approximately 80 remote sales outlets internationally, up from approximately 1,700 remote sales outlets worldwide at the end of fiscal 1991. During the past seven years, the Company has emphasized the establishment of retail outlets in high visibility chain stores with existing name recognition, significant customer traffic and customer profiles consistent with the type of events sold through the Ticketmaster System. The majority of remote sales outlets are located in major department, grocery, music and video stores. Among the retailers that serve as remote sales outlets are Carson Pirie Scott, Dayton/Hudson, Foley's and Robinsons-May department stores, Dominick's, Fiesta and Kroger food stores, Blockbuster Music, Coconuts and Tower Records music stores and Blockbuster Video stores. The specific stores within each chain that will serve as remote sales outlets is negotiated by the Company with each chain.

     The Company is responsible for installation and maintenance of the hardware and software necessary to operate the Ticketmaster System at the remote sales outlets. The Company also trains the remote sales outlet's employees in the use of the Ticketmaster System, provides support and oversight in connection with the sale of tickets and furnishes the remote sales outlets with promotional materials relative to the Ticketmaster System and events for which tickets are available. The remote sales outlets are responsible for the staffing of the stores and their daily operation. The remote sales outlets generally are paid a commission of approximately 20% to 25% of the convenience charge, typically subject to a maximum amount per ticket. A majority of sales at retail outlets are for cash, although some department stores also accept their own charge cards (in which case the cost of the charge card and payment risk are borne by the department stores). Ticket purchasers are delivered their tickets at the point of sale. The remote sales outlets generally deliver sales proceeds and convenience charges to Ticketmaster on a schedule ranging from daily to weekly depending on the financial condition of the particular remote sales outlets and other factors. The Company has not suffered any material loss with respect to funds collected by its remote sales outlets for remittance to the Company.

     Call centers. Through its Managed Businesses, the Company currently operates 17 regional call centers in the U.S., up from 10 at the end of fiscal 1991. Ticket purchasers seeking a greater degree of convenience than is afforded at facility box offices or remote sales outlets can purchase tickets by telephone seven days a week, up to 14 hours per day, using a major credit card. Sales agents for the Managed Businesses, staffing up to approximately 1,750 telephone positions, take the customer's credit card order and mail the tickets directly to the ticket purchasers. Tickets that are purchased by telephone can also be picked up at the appropriate facility's "will call" ticket window. A per order handling charge typically is assessed in addition to the per ticket convenience charge. The ticket sales proceeds and convenience and handling charges from telephone credit card transactions are generally received by the Company within two business days after submission to the credit card company. The call centers also respond to large numbers of informational calls relative to events, including requests for facility characteristics, directions, telephone numbers, disability access and seating and local hotels and restaurants. Concurrently with the sale of tickets to entertainment events, the Company's call centers offer other products for sale related to the events for which tickets are being sold. The Company fulfills such sales by ordering the products from a third party.

     The Company's domestic call centers are located in Atlanta, Baton Rouge, Chicago, Cleveland, Columbus, Dallas, Denver, Detroit, Houston, Los Angeles, Minneapolis, New York, Orlando, Pittsburgh, San Diego, Seattle and Virginia Beach. The Company also operates a call center located in London, England with approximately 102 telephone positions, and, through its Australian joint venture, a call center located in Melbourne with approximately 58 telephone positions. In Mexico, the Company's Mexico licensee operates call centers located in Mexico City and Monterrey with approximately 400 and 90 telephone positions, respectively.

     An important feature of the Company's domestic telephone system is the ability to channel all or a portion of incoming calls from any city to a selected regional call center. Accordingly, the number of telephone positions available to receive telephone orders in a given region is capable of being increased in advance of the commencement of sales activity for a major event. Similarly, the ability to network regional call centers affords the Company backup capabilities in the event that a regional call center experiences operating difficulties.

     Online Services. The Company is expanding its distribution network through the addition of online services, which permit consumers to purchase tickets and access information on their personal computers via the Internet. Currently, tickets for selected events in Florida and Illinois are being distributed by the Company through a Ticketmaster screen accessible through the America Online service and in the Pacific Northwest and the Northeast, including Broadway, through the Company's Web site, Ticketmaster Online. The Company currently intends to have online access to all of its events by the end of April 1997. The Company expects this to become a significant distribution channel as more consumers begin to transact over the Internet. Additionally, this medium provides the Company with a cost efficient way to disseminate information and cross-promote, which will help reduce costs for these services across the Company's other media.

THE TICKETMASTER SYSTEM

     The Company's proprietary operating system and application software, and its computer and telephone systems, were specifically developed for the ticketing industry. The Ticketmaster System provides clients with the means to maintain and control their ticket inventory efficiently. Users of the Ticketmaster System can effect a range of functions from the most basic to the most complex, including individual advanced ticket sales, season and subscription ticketing, day of show walk-up ticket sales and group ticket sales. The Ticketmaster System is capable of processing over 100,000 tickets per hour in certain markets and each of its 18 computer systems can support 10,000 users per system, of which as many as 3,000 can be online at any one time.

     The Ticketmaster System software is maintained in-house, eliminating any reliance upon outside software companies. Consequently, the Company is able to adapt to its clients' needs, changing market conditions and advances in hardware and other technologies. The Ticketmaster System communicates directly with bank processing centers for instantaneous online credit card authorization and electronic deposit of credit card receipts. All of the Ticketmaster System's online terminals at the call centers and at selected facility box offices have access to the authorization network.

     A recent innovative feature of the Ticketmaster System is the Personal Computer Interface ("PCI") which provides a Ticketmaster System operator easy access to the Ticketmaster System through personal computers. The PCI software allows an operator (including, in certain cases, a box office employee) to move rapidly through a number of screens to quickly obtain information, complete transactions and build customer profiles.

     Significant measures are taken to prevent system failure in each computer center. Each system has a live backup standing ready in the event of a primary system failure. The rooms housing the computer-related equipment are protected by computer-safe fire protection systems. Dual custom air conditioning units provide constant climate control. To guard against power outages, the Company employs uninterruptable power supplies. High capacity back-up generators eliminate the dependency on public electric sources. Moreover, all data is continually recorded on a back-up hard copy and the Company maintains an online disaster recovery site in one of its principal offices. Historically, the Ticketmaster System has experienced minimal downtime.

     The Company's proprietary software is a product of 20 years of continual enhancement by a team of in-house software and system professionals currently numbering over 70. The Company's research and development staff has produced significant enhancements to the Ticketmaster System, including proprietary ticket printers and data telecommunications multiplexors, and regularly upgrades its software. During each of fiscal 1994, 1995 and 1996, the Company spent between $2.2 million and $2.9 million on this activity.

     The Ticketmaster System is fully integrated and accessible on a real-time basis by any authorized user. The Ticketmaster System has been designed to be flexible in order to handle virtually any reserved seat configuration. Some of the most commonly used features of the Ticketmaster System are the following:

          Creation of Master Seating Chart and Events. A master seating chart representing all of the seating sections of a facility is created for each configuration of the facility's events. The master seating chart is then used as a template for ticketing all events having that configuration. Ticket text, ticket prices, special seats on hold and similar matters can all be included on the master seating chart and automatically carried forward to each event at the time it is created. Events can contain up to 1,000 sections having a combined seating capacity of 150,000 seats. Each event can support multiple price levels, including pricing options for subscriptions and discounts.

          Editing of Seating Charts and Events. Once created, seating charts and events can be fully edited online, at any time, by any authorized system operator. Among the items that can be edited are the performance date or time, the identity of a performer, new or revised ticket prices, the structure of the sections and the order in which seats, rows and sections are sold.

          On-Sale Procedures. Once an event template has been created, checked and customized, the tickets for that event can go on sale to the public. The sale of tickets for events are under the control of the client's box office management and, except as may be otherwise determined by the client, are put on sale simultaneously at the box office, retail outlets, call centers, and, eventually, on the Company's Web site.

          Continuing Sale; Tracking of Inventory. Once an event is on sale, there are a host of features that provide an operator with an enhanced ability to make a sale. Events can be found by searching by the date or date range of the performance or by key words in the ticket text. Once the event code is entered, seating within events can be selected by a variety of attributes such as location or ticket price. These attributes can also be combined, such as a request for balcony center seats at a particular price.

          Tickets, whether for a single event or multiple events, can be selected on a best available seat basis or a specific seat basis. On a best available seat basis, the computer will select the best seats requested by the operator based on a comprehensive set of rules determined by the client during the master seating chart and event creation process. On a specific seat basis, the operator can look at a map of the seats that are available in a requested section. Each available or open seat is shown on the map, while a seat that is not available does not appear.

          The inventory tracking capabilities also provide a facility or promoter with the ability to monitor, on a real-time basis, the progress of the sale of tickets for a particular event. This capability enhances the ability of a facility or promoter to determine whether to add additional dates for the event in order to satisfy demands.

          Mastersearch. Mastersearch is specifically designed to streamline the process of fulfilling requests for performances in a series of events. Based upon the customer's specifications, mastersearch executes a rapid search and finds the best available seats for the requested performances. For example, the system can quickly give the customer a choice of the first three events that have the best pair of seats available in the lower concourse for a Wednesday performance during the month of December.

          Reports. All standard reports are online and are updated at the time each transaction occurs. There is a system of checks and balances that verifies data accuracy based on sales by event, compared to sales by operator. The Ticketmaster System produces numerous reports relative to ticket sales, monies collected and event status.

          Ancillary Box Office Features. Online credit card authorization is a feature offered to selected facility box offices. Typical time to authorize a transaction is less than two seconds, and a charge slip can be printed on blank ticket stock along with the customer's event tickets. The box office can print a report that verifies the deposit processed by the authorizing bank.

          Closing the Event. At the conclusion of the event, the box office can take the event off-sale so that it is impossible for tickets to be sold or returned. Final reports are then prepared. An event can remain on the system indefinitely, but past events are normally archived on file copy disks and deleted from the system.

STRATEGY AND GROWTH OPPORTUNITIES

     Based upon recent trends in the entertainment, sporting and leisure industries, the Company believes that its principal business, live entertainment ticketing, will experience increased revenues under existing venue contracts. The Company, through its Managed Businesses, sold 53.1 million tickets in fiscal 1996 and 30.4 million tickets during the first six months of fiscal 1997. The Company believes that significant opportunities exist through continued penetration of this principal market. Additionally, management believes that further ticketing opportunities will arise from the construction of new and larger facilities, the increase in the number of professional sports teams and the development of new sports leagues. Furthermore, the Company plans to continue to broaden its client base to include such venues as museums, zoos, amusement parks, state and county fairs and other locations such as golf courses, ski resorts and trade shows.

     The Company also believes that significant opportunities exist internationally to attract additional venues in a historically under-penetrated market for ticketing services. In addition, the continued enthusiasm for soccer and growing popularity of major American sports such as football, baseball and basketball should lead to increased utilization of these international venues and provide additional revenue opportunities. In order to be in a position to capitalize on these trends, the Company expects to expand its existing operations in the U.K., Australia and, through a new joint venture, in Mexico, and is exploring further opportunities in Europe, the Pacific Rim and Central and South America.

     The Company is continuing to leverage its widely recognized brand name and extensive distribution capabilities by developing new opportunities in related areas, such as entertainment information and publishing, merchandising, advertising, promotional services and direct marketing. Specific examples of its efforts include offering integrated brand management and marketing services to strategic partners, such as MasterCard International and Sprint Communications, through sponsorship, advertising opportunities during live events, during telephone ticketing services, on its ticket stock and envelopes, on event promotional material and in additional media outlets which the Company is developing. In addition, the Company recently launched Live!, a monthly entertainment magazine and event guide which the Company believes is a natural extension of its existing distribution channels. The Company has also recently launched Ticketmaster Online(http://www.ticketmaster.com), its site on the World Wide Web designed to promote ticket sales for live events, disseminate event information and offer transactional and merchandising services. These efforts to create new promotional, marketing and distribution opportunities by utilizing and integrating the Company's traditional core ticketing services and brand name have formed the basis for new growth opportunities in the future.

     Expand Domestic Ticketing Business. The Company believes that its domestic ticketing business will experience growth as a result of increased revenues under existing venue contracts and increased general interest in and attendance at live entertainment events. The Company believes that significant opportunities exist through continued penetration of this principal market. With its broad distribution capabilities, the Company is strategically positioned to benefit from any expansion of the live entertainment business. This expansion is expected to come, in part, from an increase in the total number of tickets sold by the facilities the Company currently services, due to an increase in the number and variety of events presented at these facilities. In addition, the Company intends to enter geographic territories where it does not presently operate and seeks to enter into contracts with new, as well as existing, facilities in the areas it currently operates. The Company also believes that the Ticketmaster System can enhance ticket sales for any event which is time and/or date sensitive. As a result, the Company is pursuing additional contracts with state and county fairs, museums, zoos, amusement parks, golf courses, ski resorts and trade shows. The Company also seeks to service special events. The Company was the exclusive provider of ticketing services for the 1994 World Cup, Woodstock 1994 and the European soccer championships.

     Further Develop International Ticketing Business. The international automated ticketing industry is in the early stages of development. Unlike in the U.S., tickets in Europe are generally sold through ticket brokers which are required by facilities and event promoters to purchase a specified quantity of pre-printed tickets for resale to the public. Currently, in Europe neither event promoters, facilities nor ticket brokers typically use a centralized automated ticketing system to track ticket inventory or to print tickets. Therefore, a promoter must allocate ticket inventory among its various brokers, who likewise must allocate their inventory among their outlets. The Company believes that there is an opportunity to replace this highly inefficient distribution process. See Note 5 to Unconsolidated Ticketing Joint Ventures of Ticketmaster Group, Inc. Financial Statements and Note 6 to Pacer/CATS/CCS Joint Venture Financial Statements with respect to segment information for international operations.

     Pursue Integrated Marketing and Joint Promotion Agreements. Integrated marketing programs with strategic partners like MasterCard International and Sprint Communications have created new business opportunities for the Company. These programs are designed to provide access to entertainment related opportunities, information and merchandise through traditional and new media, thus benefitting the Company's strategic partners and clients. This type of arrangement is attractive to entities seeking to reach a specific audience by using the Company's unique marketing assets which include its brand name, user database, distribution network and fulfillment capabilities. In other instances, traditional promotion and marketing programs have been created with companies such as Ford Motor Co., Calvin Klein Cosmetics Company and Honda America, Inc.

     Implement Promotional and Merchandising Programs. Ticketmaster has the ability to create specific promotional programs for its clients and for advertisers such as printed advertising on ticket backs and envelopes, customized inserts and coupons in ticket mailings, taped messages to callers on hold, advertising in the Live! magazine and Ticketmaster Online and direct mail campaigns. These promotional programs can be directed to the public generally, to ticket purchasers or to those who call the Company for event information. Ticketmaster's database of consumer information obtained through telephone sales represents a large source of entertainment consumers in the U.S., containing over 20 million active names. This database presents the opportunity to conduct direct-mail campaigns that can be targeted by specific event, event type (e.g., sports, concerts, family attractions and performing arts), facility, zip code or other criteria.

     The Company currently sells various products to ticket purchasers who call the call centers. Typically, at the conclusion of a confirmed ticket purchase, a call center operator offers to sell merchandise that is related to a particular event, such as videos, tour merchandise and sports memorabilia. The Company intends to expand the types and range of merchandise that can be ordered by telephone and online. In addition, the Company is exploring opportunities to use its call centers to gather information from callers as a research service for interested parties.

     Further Develop Live! Magazine. In February 1996, the Company published the first issue of Live!, a monthly, advertiser-supported entertainment magazine. The magazine includes interviews, articles and features covering the entire world of entertainment. Monthly contributors to the magazine currently include Neil Simon, Carrie Fisher, Pat O'Brien and Robert Palmer. Each issue includes a pullout Entertainment Guide listing events for which tickets are on sale through Ticketmaster. The magazine is customized on a regional basis, with the Entertainment Guide highlighting events scheduled to occur within each region.

     The Company derives revenue from magazine sales, the sale of advertisements and related revenue-generating opportunities. The Company expects to increase subscription levels through traditional means, as well as by actively selling subscriptions through its call centers. The magazine is also distributed through newsstands. The first nine issues of the magazine have had an aggregate of 259 advertising pages.

     Maximize Web Site and Internet Opportunities. Ticketmaster Online was initially developed as a key link between the Company's clients and the ticket buying public. Information is currently available through a national database with details on more than 1,100 venues (including over 600 with seating charts), and weekly listings of all events available and sale dates.

     As it now exists, Ticketmaster Online provides advertisers with a new media platform from which they can present their product or service. However, as the Internet develops into a mass market for online commerce, the Company believes that its Web site will present a natural extension for convenient cost-effective access to tickets, merchandise and information. Further development of promotion and sponsorship opportunities should also follow as usage of the Web site increases.

     Expand System Sales. The Company is a leading supplier of stand-alone automated general admission ticketing systems in the U.S., the U.K. and other worldwide locations. Customers for such systems include movie theaters and other general admission facilities, such as amusement parks, zoos and museums. The Company's ticketing systems are currently in use at movie theaters worldwide.

     The Company also provides automated concession sales and control systems to movie theaters, stadiums, arenas and general admission facilities. Many facilities have antiquated or no central inventory control system for concession sales. The Company's automated concession system enables a facility to monitor on a real time basis inventory sales throughout its facility, and thereby manage and supervise sales more effectively.

     The Company has recently redesigned its general admission ticketing system and its concession sales and control system and is beginning to market these improved systems both domestically and internationally. The Company believes that the improvements made to its ticketing and concession systems will lead to increased sales of such systems both domestically and internationally. In addition, the Company intends to increase sales of its concession system, in part by leveraging relationships with facilities in the U.S. for which the Company currently provides ticketing services.

     Other. The Company intends to organize membership programs that will provide its members with certain benefits centered around entertainment, leisure and travel activities. Membership will also include participation in promotional and other activities not generally available to the public. The Company also intends to develop further Ticketmaster Travel, its travel agency which commenced operations in November 1995.

INDUSTRY OVERVIEW

     The Company believes that since a small percentage of all tickets for live entertainment events sold in the U.S. during fiscal 1996 were sold through retail outlet networks, call centers and online services operated by automated ticketing service companies, the domestic market represents a growth opportunity.

     The use of automated ticketing is generally in an earlier stage of development outside of the U.S., although the actual level of use varies greatly from country to country. While the Company believes that there is substantial potential for international growth, the timing and rate of penetration within each international market will vary.

     The supply of tickets, both domestically and internationally, has increased in recent years by virtue of, among other factors, increases in the number of facilities (e.g., construction of amphitheaters), facility size and seating capacity, event expansion into new market areas (e.g., the increase in the number of professional sports teams and the development of new sports leagues) and increases in the number of performances of an event (e.g., the adoption of lengthened regular season play and expanded post-season play by sporting leagues and associations). Ticket supply has also been enhanced by the desire of, and necessity for, facilities to continually present as many revenue-producing events as possible in order to meet their financial and other obligations. In recent years, the public's increased demand for tickets to certain entertainment events has been evidenced by its willingness to pay higher ticket prices to attend entertainment events and the spread of public interest in certain types of events beyond customary boundaries (e.g., increased worldwide interest in football, baseball and basketball). In addition to live entertainment events held at arenas, amphitheaters, stadiums and performing arts venues, automated ticketing has expanded into servicing ticket issuing facilities that do not generally have seats (e.g., museums, zoos, amusement parks, state and county fairs, golf courses, ski resorts and trade shows).

     The success of automated ticket service companies depends on their ability to develop and maintain relationships with facilities, sports teams and promoters by providing high quality service as well as the availability of, and public demand for, tickets for all types of events, including sports, family entertainment, concerts, fine arts and cultural attractions.

COMPANY HISTORY

     Ticketmaster Corporation, the Company's principal subsidiary, was organized in 1976 for the primary purpose of developing stand-alone automated ticketing systems for sale to individual facilities. Ticketmaster Corporation initially derived its revenues solely from the sale and installation of equipment and ongoing royalties and service fees, but was not involved in the actual process of selling tickets to the public. In the fall of 1982, Ticketmaster Corporation began its transformation from a seller of stand-alone systems to a service provider. Ticketmaster Corporation's growth and success resulted from combining an integrated ticket inventory control management system (which permitted season, subscription, group and individual tickets to be handled on one system) with extensive distribution capabilities. In addition, by establishing revenue sharing arrangements similar to those employed by food service and other concessionaires to the facilities, Ticketmaster Corporation provided the facilities with a new source of revenue.

     Historically, the Company expanded both internally and through joint ventures and acquisitions. During the 1980s and the early 1990s, the Company formed four principal domestic joint ventures covering all or parts of Alabama, Arkansas, Georgia, Indiana, Kentucky, Mississippi, North Carolina, Ohio, Oregon, South Carolina, Tennessee, Washington and West Virginia to operate ticket selling services in those states. In addition, the Company selectively licensed its name and technology to other entities for use in certain regions, including Northern California, Washington, D.C., Philadelphia and parts of Canada and Mexico.

     During the early 1990s, the Company continued to expand both through acquisitions and strategic alliances with joint venture partners, including, in 1991, the acquisition of certain assets (principally client contracts) of Ticketron, which previously had been one of the Company's major competitors; in 1992, the formation of a joint venture with an affiliate of Warner Music Group, Inc. to pursue automated ticketing opportunities in European markets; and in 1994, the formation of a joint venture with an affiliate of Wembley plc to provide advance ticketing for movie theaters worldwide and to market general admission ticket selling and concession control systems to various clients, including movie theaters, stadiums, arenas and amusement parks. Recently, the Company has begun to reacquire certain of the rights to use the Company's name and the Ticketmaster System that had previously been granted to joint ventures and to licensees. See "-- Joint Ventures and Licensees."

     As of July 31, 1996, the Company had expanded its ticket distribution network into 44 states domestically and five countries worldwide.

JOINT VENTURES AND LICENSEES

     In addition to the ticketing operations performed directly by the Company, the Ticketmaster System is operated in certain territories through joint ventures and licensees. Included among the Company's current and proposed joint ventures and strategic alliances are the following:

     Domestic Joint Ventures. The Company's live entertainment ticketing business in certain states is conducted through joint ventures in which the Company serves as the managing partner. The geographical territory covered by each joint venture and percentage ownership of the Company are as follows: (i) the Company owns a 33% equity interest in Ticketmaster-Southeast, which services Georgia, North Carolina,
South Carolina, Birmingham, Alabama, and Chattanooga, Tennessee; (ii) the Company owns an 80% equity interest in Ticketmaster-Tennessee, which services parts of Tennessee, Arkansas and Mississippi; and (iii) the Company owns a 50% equity interest in Ticketmaster-Northwest, which services Oregon and parts of Washington. Further, third parties hold a 20% equity interest in the Company's operating subsidiaries in Florida and Texas.

     On October 16, 1996, the Company entered into an agreement to acquire the 20% equity interest of its partner in Southwest Ticketing, Inc., the Company's operating subsidiary in Texas, for $6 million in cash.

     On October 25, 1996, the Company entered into an agreement to acquire the 20% equity interest of its partner in Ticketmaster-Florida, Inc., the Company's operating subsidiary in Florida, for shares of Common Stock having a value of $4.6 million at the initial public offering price of the Common Stock in the Offering.

     Australian Joint Ventures. During 1988, the Company licensed the Victorian Arts Centre Trust ("VACT") to use the Company's name and the Ticketmaster System in the Australian states of Victoria and Tasmania and in the Australia Capitol Territory (collectively, the "Australian Territory"). On December 1, 1995, the license arrangement was terminated and the Company and VACT formed joint ventures (the "Australian Joint Ventures") for the purpose of conducting the Company's live entertainment ticketing business in the Australian Territory and, possibly, other states in Australia and in New Zealand. The Company has a 50% interest in and serves as the managing partner of the Australian Joint Ventures. Concurrent with the formation of the Australian Joint Ventures, VACT contributed one-half of its previously licensed ticketing business to one of the Australian Joint Ventures and transferred the remaining one-half of such business to the Company, and the Company contributed such remaining one-half interest to the same Australian Joint Venture. The Company paid approximately $2.3 million to VACT in connection with the transfer of such one-half interest by VACT to the Company.

     The Australian Joint Ventures' clients include the Victorian Arts Centre, the National Tennis Centre, the Melbourne Cricket Grounds, the Australian Grand Prix and the Olympic Park. During fiscal 1996, VACT, as licensee, and the Australian Joint Ventures sold, in the aggregate, approximately 2.4 million tickets.

     Latin American Joint Venture. On June 20, 1996, the Company and Corporacion Interamericana de Entretenimiento, S.A. de C.V. ("CIE") entered into a letter of intent to form a joint venture (the "Latin American Joint Venture") for the purpose of marketing and operating the Ticketmaster System throughout Central and South America. CIE is currently the owner of a 73% equity interest in the Company's Mexico licensee (and, after the transaction described under " -- Foreign Licensees," a 50% equity interest). The Company will have a 50% interest in and serve as the managing partner of the Latin American Joint Venture.

     Domestic Licensees. The Company has selectively licensed its name and technology to third parties for use in areas of Northern California, Oklahoma, Oregon, parts of Washington, Maryland and in Washington, D.C. and certain other cities. The Company derives revenues from the licensees in the form of license fees and/or ongoing per ticket royalties. Less than 1% of the Company's total revenues during fiscal 1996 were derived from these license arrangements. Some of the Company's license agreements continue indefinitely while others have scheduled expirations ranging from December 1997 to June 2001. Certain of the license agreements are renewable at the option of the licensee.

     Foreign Licensees. The Company has also selectively licensed its name and technology to third parties for use in parts of Canada and Mexico. The Company derives revenues from the licensees in the form of license fees and/or ongoing per ticket royalties. Less than 1% of the Company's total revenues during fiscal 1996 were derived from these license arrangements. The license agreements have varying terms with scheduled expirations ranging from May 1998 to May 2001.

     On June 20, 1996, the Company entered into a letter of intent to acquire an additional 23% equity interest in the Company's Mexico licensee from CIE in consideration of the Company entering into the Latin American Joint Venture with CIE. CIE will have general rights of management with respect to the Company's Mexico licensee.

     The Company has recently completed the acquisition, by purchase, redemption or otherwise, of three former joint venture partners and three former domestic licensees and has acquired a 27% equity interest in one foreign licensee as described below:

     European Joint Venture. During 1992, the Company and Warner Music Ticketing, Inc., a subsidiary of Warner Music Group, Inc., formed Ticketmaster Europe Group (the "European Joint Venture") for the purpose of conducting the Company's live entertainment ticketing business in substantially all of Europe, inclusive of the U.K. The Company had a 50% interest in and served as the managing partner of the European Joint Venture. Concurrent with the formation of the European Joint Venture, it acquired the operations of the Company's then licensee in the U.K.

     On June 7, 1996, the Company acquired the 50% equity interest of its partner in the European Joint Venture (and in a related entity) in consideration of $6 million in cash and an Exchangeable Promissory Note in the principal amount of $5 million due June 7, 1997 (the "Exchangeable Promissory Note"). Upon consummation of the Offering, the former partner will have the right to exchange the Exchangeable Promissory Note for that number of shares of Common Stock which is equal to the quotient of (i) the outstanding principal amount of the Exchangeable Promissory Note on the date of the consummation of the Offering and
(ii) the price to the public of a share of Common Stock pursuant to the Offering.

     The Company's clients in the U.K. include Really Useful Group, Maybox Theatres, Cameron McIntosh and several prominent professional soccer organizations in the greater London area, all of which had previously been clients of the European Joint Venture. During fiscal 1996, the European Joint Venture sold approximately 2.9 million tickets.

     Pacer/CATS/CCS Joint Venture. During 1994, the Company and WIL, Incorporated, a subsidiary of Wembley plc ("WIL"), formed Pacer/CATS/CCS -- a Wembley Ticketmaster Joint Venture (the "Pacer/CATS/CCS Joint Venture"), for the purpose of designing, selling and servicing, worldwide other than in Israel, (i) automated ticketing systems for use by motion picture theaters; (ii) automated concession sales and control systems for use by motion picture theaters, stadiums, arenas, amusement parks and other facilities; and (iii) automated general admission ticketing systems for use by ticket-issuing facilities that do not generally have seats (e.g., amusement parks, zoos and museums). The Company had a 50% interest in and served as the managing partner of the Pacer/CATS/CCS Joint Venture. On July 29, 1996, the Company acquired the remaining 50% interest in the Pacer/CATS/CCS Joint Venture from WIL and the name of the operating entity was changed to Pacer/CATS/CCS. Consideration paid by the Company in connection with the formation of the Pacer/CATS/CCS Joint Venture and the acquisition of WIL's 50% interest in the Pacer/CATS/CCS Joint Venture aggregated approximately $16 million in cash and the assumption of $7.5 million of debt.

     The automated ticketing and concession sales and control systems are currently in use at movie theaters worldwide, including theaters operated by AMC Theaters, Cineplex Odeon, General Cinemas, United Artists Cinemas, Warner Bros. International Theaters, MGM Theaters, UGC, Pathe and UFA Olympia Reich Group, and in such stadiums and other facilities as Wembley Stadium (U.K.), Cologne Zoo (Germany), Calgary Saddledome (Canada), CICI Parque (Mexico), and 3Com Park, Great Western Forum and Veteran's Stadium (U.S.). Pacer/CATS/CCS has recently begun expansion into the Far East and has completed installations in Japan, Australia, New Zealand and Singapore.

     Prior to the formation of the Pacer/CATS/CCS Joint Venture, Pacer Cats Corporation (one of the operating subsidiaries of Wembley plc) entered into an agreement with Promofone, Inc., an affiliate of MovieFone, Inc. ("MovieFone"), whereby the general admission ticket selling equipment and related computer interface now owned by Pacer/CATS/CCS would be utilized in connection with MovieFone's interactive telephone movie ticketing business. The Pacer/CATS/CCS Joint Venture did not assume or otherwise become a party to that agreement. Certain disputes have arisen with respect to the interpretation of that agreement and whether any breaches have occurred thereunder. See "-- Government Investigations and Litigation."

     Ticketmaster-Indiana Joint Venture. On November 15, 1996, the Company acquired the 50% equity interest of New East Associates LLC ("New East"), its partner in Ticketmaster-Indiana, pursuant to which Ticketmaster-Indiana purchased newly issued convertible Preferred Stock in exchange for Ticketmaster-Indiana's promissory note in the principal amount of $27 million. Ticketmaster-Indiana distributed the Preferred Stock to New East in complete liquidation of New East's interest in Ticketmaster-Indiana. Concurrent with the completion of the Offering, the Preferred Stock will automatically convert into shares of Common Stock having a value of $27 million at the initial public offering price of the Common Stock in the Offering.

     Domestic Licensees. On February 12, 1996, the Company acquired the license rights and related assets of its Nashville, Tennessee licensee. In addition, on August 31, 1996, the Company acquired the license rights and related assets of its Albuquerque, New Mexico licensee. The aggregate cash consideration for both acquisitions was $1.8 million.

     On October 3, 1996, the Company acquired the license rights and related assets of its Delaware Valley (Philadelphia) licensee for $19.0 million in cash. Such consideration was paid from the proceeds of a loan obtained by the Company prior to consummation of the acquisition.

     Foreign Licensees. On October 10, 1996, the Company acquired a 27% equity interest in the Company's Mexico licensee from Ogden Entertainment Inc. for $1.8 million in cash and 5% of net distributions (as defined therein) received with respect to such 27% equity interest by the Company from the Company's Mexico licensee through December 31, 1998.

COMPETITION

     Not all facilities, promoters and other potential clients use the services of a automated ticketing company, choosing instead to distribute their tickets through their own internal box offices or other distribution channels. Accordingly, the Company competes with the facilities, promoters and other potential clients for the right to distribute their tickets at retail outlets, by telephone and on the Internet. Among those who perform their own ticketing are Riverfront Coliseum in Cincinnati, the New York Mets, Don Law Presents (Next Ticketing) and the Shubert Organization (Telecharge).

     For those facilities and promoters which decide to utilize the services of a automated ticketing company, the Company competes with many international, national and regional ticketing systems, such as Telecharge

Systems, which is a division of The Schubert Organization, Inc. and licenses the Ticketron software, Dillards Ticketing Systems, which is a division of Dillard's Department Stores, Inc. and which uses its own department stores as ticket outlets, and Destinet (formerly Mistix Corporation). Several of the Company's competitors have operations in multiple locations throughout the U.S., while others compete principally in one specific geographic location. One or more of these regional ticketing systems could expand into other regions or nationally. Other companies compete with the Company by selling stand-alone automated ticketing systems to enable the facilities to do their own ticketing, including companies that sell systems under the names Prologue, Artsoft and Lasergate in the U.S., Bocs in the U.K. and Softix in Australia, New Zealand and Pacific Rim countries. The Company has experienced substantial competition for new accounts, such as 1994 World Cup soccer (which became a client of the Company) and the National and California Park Systems and the 1996 Summer Olympics (all of which became clients of one of the Company's competitors). Accordingly, there can be no assurance that prospective clients will enter into contracts with the Company rather than the Company's competitors. The Company believes that it competes on the basis of service provided, capability of the ticketing system, distribution network, reliability and price. The Company also faces potential competition from new technology such as online services, interactive television and cable channels.

     As an alternative to purchasing tickets through the Company, ticket purchasers generally may purchase tickets from the facility's box office at which an event will be held or by season, subscription or group sales directly from the venue or promoter of the event. Although processed through the Ticketmaster System, the Company derives no convenience charge revenue from the ticket purchasers with respect to those ticket purchases.

TRADEMARKS AND PATENTS

     The Company owns a number of registered trademarks in various countries relating to, among other things, the name Ticketmaster and its related logo. The Company believes that such trademarks are widely recognized throughout North America and other parts of the world and have considerable value. The Company is not aware of any actions against its trademarks used in the ticketing business and has not received any notice or claim of infringement in respect of such trademarks.

     The Company also acquired the rights to the name Ticketron in connection with the Company's purchase of certain assets of Ticketron.

     The Company presently has no patents pertaining to the Ticketmaster System. Although the Company may in the future file for patent protection on products developed or to be developed by it, there can be no assurance that any patents will be issued or, if issued, that such patents will provide the Company with meaningful protection. Further, the technology used by the Company in many of its products is likely to be within the state-of-the-art and may not be more advanced than the technology used by or available to certain of its present or potential competitors. The Company may be unable to prevent its competitors and others from incorporating features of the Company's products into their own products. See "Risk Factors -- Changing Technology; Absence of Patent Protection."

REGULATION

     The Company is subject to numerous state and local licensing laws and laws that require the disclosure of specified information to ticket purchasers. In addition, on February 8, 1996, a bill was introduced in the U.S. House of Representatives to require ticket distributors (sellers and resellers) to (i) disclose to a purchaser of an entertainment or sporting event ticket, prior to any purchase of such ticket, any fee, charge or assessment (other than a tax or other levy imposed pursuant to Federal, state or local law) to be imposed in excess of the face amount of the ticket and (ii) have the amount of any such fee, charge or assessment imprinted on the ticket or on a receipt evidencing any such ticket sale. These requirements are consistent with existing Company policy. The bill also included a provision directing the Federal Trade Commission to conduct a study of ticketing practices. The 1996 Congressional session adjourned without any action being taken with respect to the bill.

     The Company is currently regulated by a law in Georgia that establishes maximum convenience charges on tickets for certain sporting events. Other bills that could affect the way the Company does business, including bills that would regulate the amount of convenience charges, are introduced from time to time in state and local legislative bodies. The Company is unable to predict whether any such bills will be adopted and, if so, the impact thereof on its business.

     In addition, increasing concern over consumer privacy has led to the introduction from time to time of proposed legislation which could impact the direct marketing and market research industries. The Company does not know when or whether any such proposed legislation may pass or whether any such legislation would relate to the types of services currently provided by the Company or which the Company intends to develop. Accordingly, the Company cannot predict the effect, if any, that any such future regulation may have on its business.

     Further, the Company is unable to predict, at this time, the effect, if any, upon the Company's business that may result from the Telecommunications Act of 1995 and various state telecommunications laws.

GOVERNMENT INVESTIGATIONS AND LITIGATION

     The Company received a Civil Investigation Demand in June 1994 from the Antitrust Division of the United States Department of Justice for the stated purpose of determining if the Company had violated Sections 1 and 2 of the Sherman Act. Section 1 of the Sherman Act prohibits contracts, combinations or conspiracies in restraint of trade. Section 2 of the Sherman Act prohibits any person from monopolizing, attempting to monopolize or combining or conspiring to monopolize any part of trade or commerce. On July 5, 1995, the Antitrust Division issued the following release (which is quoted in its entirety): "The Department of Justice announced today that it has informed Ticketmaster Holdings Group, Inc., that it is closing its antitrust investigation into that firm's contracting practices. The Department will continue to monitor competitive developments in the ticketing industry."

     During 1994, the Company was named as a defendant in 16 federal class action lawsuits filed in United States District Courts purportedly on behalf of consumers who were alleged to have purchased tickets to various events through the Company. These lawsuits alleged that the Company's activities violated antitrust laws. On December 7, 1994, the Judicial Panel on Multidistrict Litigation transferred all of the lawsuits to the United States District Court for the Eastern District of Missouri (the "District Court") for coordinated and consolidated pretrial proceedings. After an amended and consolidated complaint was filed by the plaintiffs, the Company filed a motion to dismiss and, on May 31, 1996, the District Court granted that motion ruling that the plaintiffs had failed to state a claim upon which relief could be granted. On June 12, 1996, the plaintiffs appealed the District Court's decision to the Court of Appeals for the Eighth Circuit (the "Court of Appeals"). The appeal has been fully briefed by the parties and the parties are awaiting a date for the presentment of oral arguments.

     On July 20, 1994, the named plaintiffs in the Florida federal action filed a complaint in Florida state court essentially asserting the same allegations that were contained in the then pending federal action. On March 6, 1995, the Florida state court granted the Company's motion to dismiss the complaint without prejudice. Plaintiffs have appealed the dismissal.

     On March 17, 1995, Moviefone, Inc. and The Teleticketing Company, L.P. filed a complaint against Ticketmaster Corporation in the United States District Court for the Southern District of New York. Plaintiffs allege that they are in the business of providing movie information and teleticketing services, and that they are parties to a contract with Pacer Cats Corporation to provide teleticketing services to movie theaters. Plaintiffs also allege that, together with Pacer Cats Corporation, they had planned to commence selling tickets to live entertainment events, and that Ticketmaster Corporation, by its conduct, frustrated and prevented plaintiffs' ability to do so. Plaintiffs further allege that Ticketmaster Corporation has interfered with and caused Pacer Cats Corporation to breach its contract with plaintiffs. The complaint asserts that the Company's actions violate Section 7 of the Clayton Act and Sections 1 and 2 of the Sherman Act, and that the Company tortiously interfered with contractual and prospective business relationships. The Company has filed a motion to dismiss which is fully briefed and undecided.

     From time to time, state and local authorities commence investigations or inquiries with respect to the Company's compliance with applicable consumer protection, deceptive advertising, unfair business practice and other laws. The Company has historically cooperated in and satisfactorily resolved each such investigation or inquiry.

     The Company believes that it has conducted its business in substantial compliance with all applicable laws, including federal and state antitrust laws. However, given the status of the foregoing matters and the possibility of future litigation being brought against the Company, no assurances can be made as to the effect any of these pending or unasserted matters may have on the Company. The Company has incurred significant legal expenses in connection with these and other investigations and lawsuits and may incur additional significant legal expenses in the future should investigations or lawsuits be instituted.

     The Company is involved in various other litigation and claims arising out of or related to the normal conduct of its business. In the opinion of the Company, none of these proceedings will have a material adverse effect on its results of operations or financial condition.

PROPERTIES

     The Company leases its principal offices in Los Angeles, California, as well as office space in additional cities throughout the U.S., the U.K., Germany and France and, through joint ventures, in Australia. The Company currently has approximately 390,000 square feet of space under lease, with scheduled expirations ranging from January 1997 to May 2007.

     The Company has purchased a building of approximately 70,000 square feet in West Hollywood, California to serve as its corporate headquarters and the principal offices for Live! magazine and Ticketmaster Online. The Company currently expects to occupy approximately 50,000 square feet of the building by the end of the first quarter of fiscal 1998.

EMPLOYEES

     As of January 31, 1996, the Company employed approximately 1,425 full-time employees, approximately 130 part-time administrative employees and approximately 3,350 part-time telephone operators.

     The telephone operators in New York City and Chicago and the telephone operators employed by the Australian Joint Ventures (approximately 15.0% of the Company's telephone operators) are the only employees of the Company covered by collective bargaining agreements. The collective bargaining agreements covering the telephone operators in New York City, Chicago and Australia are scheduled to expire on April 30, 1997, December 31, 1997, and December 1, 1997, respectively. The Company believes that its relations with its employees are good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  TICKETMASTER GROUP, INC.

     The directors and executive officers of Ticketmaster Group, Inc. are as follows:

          NAME              AGE                      POSITION
------------------------    ---     -------------------------------------------
Paul G. Allen               43      Chairman of the Board
Fredric D. Rosen            52      Director, President and Chief Executive
                                    Officer
Charles Evans Gerber(1)     54      Director
David E. Liddle(2)          51      Director
John A. Pritzker(2)(3)      43      Director
William D. Savoy(1)(2)      32      Director
Terence M. Strom(1)         52      Director
Ned S. Goldstein            41      Senior Vice President and General Counsel
Peter B. Knepper            47      Senior Vice President and Chief Financial
                                    Officer
Stuart W. DePina            35      Vice President -- Finance and Treasurer

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Mr. Pritzker serves on the Board of Directors as the designee of certain existing shareholders of the Company (other than Paul G. Allen) pursuant to a right granted to those shareholders in an existing shareholders' agreement. See "Certain Transactions."

     Paul G. Allen has served as a director and Chairman of the Board since December 1993. Since January 1991, Mr. Allen has been a private investor with interests in a wide variety of companies, many of which focus on multimedia digital communications such as Asymetrix Corp., Starwave Corporation and Interval Research Corporation, of which Mr. Allen is the controlling shareholder and a director. In addition, Mr. Allen is the Chairman of the Board of Trail Blazers Inc., of the National Basketball Association, and The Paul Allen Group, a venture capital firm. Mr. Allen currently serves as a director of Microsoft Corporation and also serves as a director of various private corporations.

     Fredric D. Rosen has served as a director since January 1991. Mr. Rosen has served as the President and Chief Executive Officer since December 1993, and served as the Chairman of the Board from January 1991 until December 1993. In addition, since January 1991, Mr. Rosen has served as an executive officer of numerous subsidiaries of the Company, including Ticketmaster Corporation, Ticketmaster Ticketing Co., Inc. and Ticketmaster Publications, Inc. Mr. Rosen has been employed by the Company for 14 years and has been involved in the ticketing industry for 14 years.

     Charles Evans Gerber served as a director of the Company from January 1993 through December 1993 and then was re-elected as a director in September 1994. Since January 1991, Mr. Gerber has been a senior partner at the law firm of Neal, Gerber & Eisenberg. Mr. Gerber is a director of Little City Foundation, a not-for-profit corporation, and various privately-held corporations, and a former member of the Board of Visitors of the University of Illinois College of Law.

     David E. Liddle has served as a director since September 1994. Mr. Liddle has served as Chief Executive Officer of Interval Research Corporation, a research and development company, since March 1992. From November 1991 until March 1992, Mr. Liddle was a Vice President of IBM Corporation. From January 1991 to October 1991, Mr. Liddle was Chief Executive Officer of Metaphor, Inc., a company involved in the computer and software industry. Mr. Liddle currently serves as a director of Sybase, Inc., Borland International, Inc., Broderbund Software, Inc. and Netframe Systems Corp., all of which are involved in the computer and/or software business.

     John A. Pritzker has served as a director since July 1992. Since January 1991, Mr. Pritzker has served as the Chief Executive Officer of the Red Sail Companies which provide ad specialty and catalogue fulfillment services and operate water sports and retail facilities at resorts worldwide. Mr. Pritzker is a director of International Flight Technologies, Inc. and a trustee of the U.S. Ski Team Foundation, San Francisco Museum of Modern Art, San Francisco Day School and Children Now.

     William D. Savoy has served as a director since September 1994. Mr. Savoy has served as the President of Vulcan Northwest Inc., a venture capital firm, since January 1991. Mr. Savoy is a director of c/net, Inc., Harbinger Corporation, Telescan, Inc. and U.S. Satellite Broadcasting, Inc.

     Terence M. Strom has served as a director since September 1994. Mr. Strom has served as the President and Chief Executive Officer of Egghead, Inc., a retail software reseller, since June 1993. From July 1989 until June 1993, Mr. Strom was a Vice President -- Merchandising and Senior Vice President of Best Buy Company, Inc., a discount retail chain.

     Ned S. Goldstein has served as Senior Vice President of the Company since February 1995 and as General Counsel of the Company since January 1991. From January 1991 until January 1995, Mr. Goldstein also served as a Vice President of the Company. In addition, since January 1991, Mr. Goldstein has served as an executive officer of numerous subsidiaries of the Company, including Ticketmaster Corporation, Ticketmaster Ticketing Co., Inc. and Ticketmaster Publications, Inc. Mr. Goldstein has been employed by the Company for nine years and has been involved in the ticketing industry for nine years.

     Peter B. Knepper has served as Chief Financial Officer and Treasurer of the Company since January 1991, and as a Senior Vice President of the Company since February 1995. In addition, since January 1991, Mr. Knepper has served as an executive officer of numerous subsidiaries of the Company, including Ticketmaster Corporation, Ticketmaster Ticketing Co., Inc. and Ticketmaster Publications, Inc. Mr. Knepper has been employed by the Company for eight years and has been involved in the ticketing industry for eight years.

     Stuart W. DePina has served as Vice President -- Finance and Treasurer of the Company since November 1995. Prior to November 1995, Mr. DePina was employed by the public accounting firm of KPMG Peat Marwick, LLP serving in various capacities including, most recently, a partner. In addition, Mr. DePina serves as an executive officer of various subsidiaries of the Company, including Ticketmaster Corporation and Ticketmaster Ticketing Co., Inc.

     All directors hold office until the annual meeting of the shareholders of the Company following their election or until their successors are duly elected and qualified. Officers are appointed by and serve at the discretion of the Board of Directors.

  TICKETMASTER CORPORATION

     In addition to certain of the executive officers of the Company named elsewhere herein, the senior executive officers of Ticketmaster Corporation, a principal operating subsidiary of the Company, are as follows:

       NAME            AGE                         POSITION
-------------------    ---     ------------------------------------------------
Robert A. Leonard      63      Senior Executive Vice President
Marc Bension           49      Executive Vice President
Judy A. Black          47      Senior Vice President -- Governmental Relations
Alan Citron            38      Senior Vice President -- New Media
Ann P. Mooney          40      Senior Vice President -- Administration

     Robert A. Leonard has served as Senior Executive Vice President of Ticketmaster Corporation since December 1993 and served as President of Ticketmaster Corporation from January 1991 until December 1993. Mr. Leonard has been employed by the Company for 18 years and has been involved in the ticketing industry for 18 years.

     Marc Bension has served as Executive Vice President of Ticketmaster Corporation since February 1994. In addition, since February 1994, Mr. Bension has also served as an officer of various subsidiaries of Ticketmaster Corporation. From January 1991 until January 1994, Mr. Bension was President of MCA Concerts, a division of MCA, Inc.

     Judy Black has served as Senior Vice President -- Governmental Relations of Ticketmaster Corporation since March 1995. From January 1991 until February 1995, Ms. Black was employed by the International Council of Shopping Centers Government Relations Office, a trade association, initially as a Vice President and commencing in May 1994 as a Senior Vice President.

     Alan Citron has served as Senior Vice President -- New Media of Ticketmaster Corporation since January 1995. From January 1991 until December 1994, Mr. Citron was employed by The Los Angeles Times, a division of Times Mirror Co., as a reporter and business writer and, commencing in 1992, as an assistant business editor in charge of entertainment.

     Ann P. Mooney has served as Senior Vice President -- Administration of Ticketmaster Corporation since February 1995 and as Vice
President -- Administration of Ticketmaster Corporation since January 1991. Ms. Mooney has been employed by the Company for 13 years and has been involved in the ticketing industry for 13 years.

  TICKETMASTER TICKETING CO., INC.

     In addition to certain of the executive officers of the Company named elsewhere herein, the senior executive officers of Ticketmaster Ticketing Co., Inc., a principal operating subsidiary of the Company, are as follows:

       NAME            AGE                         POSITION
-------------------    ---     ------------------------------------------------
Terry Barnes           45      President and Chief Operating Officer
Eugene Cobuzzi         40      Executive Vice President, Office of President
Donna Dowless          49      Executive Vice President, Office of President
Neal Gunn              48      Executive Vice President, Office of President
Marla Hoicowitz        40      Executive Vice President, Office of President
Claire Rothman         68      Executive Vice President, Office of President
Tim Wood               42      Executive Vice President, Office of President
Brian Delaney          38      Vice President
Tom Hogg               47      Vice President

     Terry Barnes has served as the President and Chief Operating Officer of Ticketmaster Ticketing Co., Inc. since September 1995. From January 1991 until August 1995, Mr. Barnes was Vice President and General Manager of numerous subsidiaries of Ticketmaster Corporation in the Midwest Region. Mr. Barnes has been employed by the Company for 13 years and has been involved in the ticketing industry for 13 years.

     Eugene Cobuzzi has served as an Executive Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. Since January 1991, Mr. Cobuzzi has also served as an officer of various subsidiaries of Ticketmaster Corporation in the Northeast Region. Mr. Cobuzzi has been employed by the Company for 11 years and has been involved in the ticketing industry for 13 years.

     Donna Dowless has served as an Executive Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. Since January 1991, Ms. Dowless has also served as an officer of various subsidiaries of Ticketmaster Corporation in the Southeast Region. Ms. Dowless has been employed by the Company for nine years and has been involved in the ticketing industry for 30 years.

     Neal Gunn has served as an Executive Vice President of Ticketmaster Ticketing Co., Inc. since February 1996. From November 1992 until January 1996, Mr. Gunn was employed by Astrodome USA, a facility operator, as an Executive Vice President. From January 1, 1991 until October 1992, Mr. Gunn was employed by Houston Sports Associates, a facilities operator, as an Executive Vice President. Mr. Gunn has been employed by the Company for two years and has been involved in the ticketing industry for 29 years.

     Marla Hoicowitz has served as an Executive Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. Since January 1991, Ms. Hoicowitz has also served as an officer of various subsidiaries of Ticketmaster Corporation in the Northeast Region. Ms. Hoicowitz has been employed by the Company for eight years and has been involved in the ticketing industry for eight years.

     Claire Rothman has served as an Executive Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. From January 1, 1991 until June 1995, Ms. Rothman was employed by Ogden Entertainment Services, a facilities operator, as the General Manager of the Great Western Forum. Ms. Rothman has been employed by the Company for two years and has been involved in the ticketing industry for 29 years.

     Tim Wood has served as an Executive Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. Since January 1991, Mr. Wood has also served as an officer of various subsidiaries of Ticketmaster Corporation in the Southeast Region. Mr. Wood has been employed by the Company for 13 years and has been involved in the ticketing industry for 13 years.

     Brian Delaney has served as a Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. Since January 1991, Mr. Delaney has also served in various managerial positions with Ticketmaster Corporation and its subsidiaries. Mr. Delaney has been employed by the Company for nine years and has been involved in the ticketing industry for nine years.

     Tom Hogg has served as a Vice President of Ticketmaster Ticketing Co., Inc. since September 1995. Since January 1991, Mr. Hogg has also served in various managerial positions with Ticketmaster Corporation and its subsidiaries. Mr. Hogg has been employed by the Company for 18 years and has been involved in the ticketing industry for 18 years.

  TICKETMASTER PUBLICATIONS, INC.

     In addition to certain of the executive officers of the Company named elsewhere herein, the senior executive officers of Ticketmaster Publications, Inc., a principal operating subsidiary of the Company, are as follows:

      NAME          AGE         POSITION
----------------    ---     ----------------
Carole Ference      57      Publisher
Annie Gilbar        48      Editor in Chief

     Carole Ference has served as the Publisher of Ticketmaster Publications, Inc. since February 1995. From January 1991 until March 1995, Ms. Ference was employed by The Hearst Corporation as the Publisher of Connoisseur magazine (from January 1991 until March 1992) and as the Publisher of House Beautiful magazine (from April 1992 until January 1995).

     Annie Gilbar has served as the Editor in Chief of Ticketmaster Publications, Inc. since January 1995. From April 1993 until December 1994, Ms. Gilbar was employed by Time Inc. as the West Coast Bureau Chief of InStyle magazine. From January 1991 until March 1993, Ms. Gilbar was employed by American Express Publishing Corp. as the Editor in Chief of L.A. Style magazine.

DIRECTOR COMMITTEES

     The Board of Directors has established an Audit Committee and a Compensation Committee. Each committee is composed of at least two independent directors who together constitute a majority of each committee. See "Management -- Directors and Executive Officers."

     The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants, review and approve non-audit services of the independent public accountants, review compliance with existing major accounting and financial policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relative to the adequacy of the Company's internal accounting controls.

     The functions of the Compensation Committee are to review and approve annual salaries and bonuses for all executive officers (consistent with the terms of all applicable employment agreements), review, approve and recommend to the Board of Directors the terms and conditions of all employee benefit plans or changes thereto and administer the Stock Plan and such other employee benefit plans as may be adopted by the Company from time to time.

     The Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

COMPENSATION OF DIRECTORS

     Prior to August 21, 1996, directors were not paid fees, but were reimbursed for travel expenses incurred in attending board and committee meetings. On August 21, 1996, each director who was not an employee of the Company or the beneficial owner of 5% or more of the outstanding Common Stock was granted options to purchase 25,000 shares of Common Stock in consideration for services rendered through such date. In addition, commencing on August 21, 1996, each director who is not an employee of the Company or the beneficial owner of 5% or more of the outstanding Common Stock will be paid an annual fee of $6,000 payable in equal quarterly installments, and on the date of each scheduled annual meeting of the shareholders of the Company, commencing in 1997 and annually thereafter, each director will automatically be granted options to purchase 10,000 shares of Common Stock. See "Management -- Stock Plan."

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company has adopted provisions in its Amended and Restated Articles of Incorporation (the "Articles") that, to the fullest extent provided under Illinois law, limit the liability of its directors and officers for monetary damages arising from a breach of their fiduciary duties as directors or officers. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, nor does it limit liability for acts of fraud, knowing violation of law, unlawful payment of distributions. Furthermore, equitable remedies may not, as a practical matter, be effective for various reasons. The Company's Articles also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Illinois law, including circumstances in which indemnification is otherwise discretionary to the Company under Illinois law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company has also agreed to indemnify each director and officer pursuant to an Indemnity Agreement from and against any and all expenses, losses, claims, damages and liabilities incurred by such director or officer for or as a result of actions taken or not taken while such director or officer was acting in his or her capacity as a director, officer, employee or agent of the Company. In addition, the Company maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

     There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth certain summary information with respect to all compensation paid by the Company during the three fiscal years ended January 31, 1994, 1995 and 1996 to each of the Company's Chief Executive Officer and its other executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                     COMPENSATION
                                                                                     ------------
                                                                                        AWARDS
                                                                                     ------------
                                                      ANNUAL COMPENSATION             SECURITIES
                                               ----------------------------------     UNDERLYING
                  NAME AND                     FISCAL                                  OPTIONS/       ALL OTHER
             PRINCIPAL POSITION                 YEAR       SALARY        BONUS           SARS        COMPENSATION
---------------------------------------------  ------    ----------    ----------    ------------    ------------
Fredric D. Rosen                                1996     $1,800,000    $  576,000             --       $ 12,989(2)
  President and Chief                           1995      1,800,000     2,354,000             --          9,476
  Executive Officer                             1994        837,667       700,000      1,331,340            102
Ned S. Goldstein                                1996     $  250,000    $  140,000             --       $  3,695(3)
  Senior Vice President                         1995        225,000       100,000         70,696          2,681
  and General Counsel                           1994        170,000       550,000             --          1,797
Peter B. Knepper                                1996     $  275,000    $  140,000             --       $  3,706(4)
  Senior Vice President and                     1995        245,000       100,000         70,696          2,605
  Chief Financial Officer                       1994        190,000       550,000             --          1,559
Stuart W. DePina(1)                             1996     $   45,065    $    5,000             --       $    174(5)
  Vice President -- Finance and Treasurer

---------------
(1) Mr. DePina became an executive officer of the Company in November 1995.

(2) Represents cash payments for life insurance premiums of $12,989.

(3) Includes $2,329 contributed by the Company to the 401K Plan and $1,366 for life insurance premiums.

(4) Includes $1,790 contributed by the Company to the 401K Plan and $1,916 for life insurance premiums.

(5) Represents cash payments for life insurance premiums of $174.

                     FISCAL YEAR-END OPTIONS/SAR VALUES(1)

                                                         NUMBER OF
                                                        SECURITIES           VALUE OF
                                                        UNDERLYING          UNEXERCISED
                                                        UNEXERCISED        IN-THE-MONEY
                                                      OPTIONS/SARS AT     OPTIONS/SARS AT
                                                      FISCAL YEAR-END     FISCAL YEAR-END
                                                      ---------------     ---------------
                                                       EXERCISABLE/        EXERCISABLE/
                            NAME                       UNEXERCISABLE       UNEXERCISABLE
        --------------------------------------------  ---------------     ---------------
        Fredric D. Rosen............................  693,406/637,934          $0/$0
        Ned S. Goldstein............................    47,154/23,542            0/0
        Peter B. Knepper............................    47,154/23,542            0/0
        Stuart W. DePina............................        --/--                0/0

---------------

(1) None of the named executive officers of the Company exercised options or SARs during the last completed fiscal year. Accordingly, columns in this table pertaining to the exercise of options/SARs have been omitted.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement, dated as of December 15, 1993, with Fredric D. Rosen for an initial term ending on January 31, 1999. The Company and Mr. Rosen have agreed that they will negotiate a three-year extension to the employment agreement during the last year of the initial term upon terms and conditions no less favorable to Mr. Rosen than the terms and conditions applicable during the last year of the initial term, unless either party gives notice to the other of its or his desire not to extend the term of the employment agreement. Pursuant to the employment agreement, Mr. Rosen is entitled to receive an annual base salary in the amount of $1.8 million increasing to $2.1 million and $2.3 million, respectively, during the fourth and fifth years of the initial term. Mr. Rosen is also entitled to receive an annual performance bonus in an amount equal to a percentage (15% for fiscal 1995, 12.5% for fiscal 1996 and 10% for all subsequent years) of the excess, if any, of the Company's consolidated earnings before interest, taxes, depreciation and amortization, with certain adjustments ("Adjusted EBITDA"), for the relevant year over (i) for fiscal 1995, Adjusted EBITDA for fiscal 1994; (ii) for fiscal 1996, the average of Adjusted EBITDA for fiscal 1994 and 1995; and (iii) for all subsequent years, the average of Adjusted EBITDA for the three prior fiscal years. The annual performance bonus is subject to a cap of 50% of the base salary for the relevant year if the increase in Adjusted EBITDA for such year does not exceed specified percentages ranging from 12.5% to 15%. The Company shall also pay Mr. Rosen such other bonuses as may be granted by the Company's Board of Directors in its discretion. The employment agreement also entitles Mr. Rosen to participate in benefit programs, to receive full reimbursement of medical expenses and to receive a $10 million life insurance policy payable to Mr. Rosen's estate or named beneficiaries. Pursuant to the employment agreement, the Company has granted Mr. Rosen options to purchase 1,331,340 shares of Common Stock at an exercise price of $14.14 per share, 25% of which vested on the grant date and 75% of which vest monthly on a pro rata basis over a 36-month period beginning January 1, 1995. If requested by Mr. Rosen, the Company will loan Mr. Rosen the amount necessary to purchase the shares of Common Stock issuable upon exercise of the options, together with the amount necessary to pay all Federal and state income taxes thereon. See "Management -- Executive Compensation." In addition, Mr. Rosen is prohibited from competing with the Company, subject to certain exceptions, or soliciting the employment of any employee of the Company or any customer of the Company for a period of two years after termination of Mr. Rosen's employment with the Company.

     The employment agreement provides that if Mr. Rosen's employment by the Company is terminated by virtue of Mr. Rosen's death, the Company shall pay to Mr. Rosen's estate or designee in a lump sum an amount equal to what would have been his annual base salary for the one-year period following such termination, plus any annual performance bonus amounts, annual base salary and benefits accrued up to the date of termination. In the event Mr. Rosen's employment by the Company is terminated by reason of disability, the Company shall pay to Mr. Rosen an amount equal to what would have been his annual base salary for the two-year period following such termination and all annual performance bonus amounts accrued up to the date of termination, and the Company will for a two-year period continue to provide, subject to certain conditions, those benefit plans (including life insurance) in effect immediately prior to such termination. If the Company terminates Mr. Rosen's employment for good reason (which includes a determination by the Board of Directors that Mr. Rosen has failed to perform his duties), the Company shall pay to Mr. Rosen in a lump sum an amount equal to what would have been his annual base salary and amounts payable under benefit plans for the two-year period following such termination, plus an amount equal to annual performance bonuses, annual base salary and benefits accrued up to such termination. If Mr. Rosen terminates his employment for good reason at any time, the Company shall pay him the amounts described in the immediately preceding sentence over the two-year period following termination. The Company is also required to gross-up the payments made to Mr. Rosen for any excise taxes which he may incur as a result of receiving payments from the Company in connection with a change of control. In the event the Company terminates Mr. Rosen's employment for any reason, the Company is obligated to repurchase from Mr. Rosen 306,208 shares of Common Stock at a purchase price to be determined in the manner set forth in the Shareholders Agreement described below, but in no event for less than $4.3 million. See "Certain Transactions."

     The Company entered into employment agreements with Ned S. Goldstein and Peter B. Knepper (as of February 1, 1994) and Stuart W. DePina (as of November 1, 1995), all of which will expire on January 31, 1999 and all of which provide for negotiation of an extension of the initial term during the last year of the initial term. Each executive is entitled to receive an annual base salary amount ranging from $225,000 to $300,000 in the case of Mr. Goldstein, $245,000 to $310,000 in the case of Mr. Knepper and $200,000 to $240,000 in the case of Mr. DePina. Each executive is also entitled to receive an annual performance bonus in an amount determined by the Board of Directors of the Company; provided, however, that the amount of such bonus for any full contract year shall not be less than $50,000 in the case of each of Mr. Goldstein and Mr. Knepper and $20,000 in the case of Mr. DePina. The employment agreements also entitle the executives to participate in benefit programs, to receive life insurance policies ($1,000,000 in the case of Messrs. Goldstein and Knepper and $750,000 in the case of Mr. DePina) payable to their estates or named beneficiaries. Pursuant to the employment agreements (except for Mr. DePina's), the Company has granted options to purchase shares of Common Stock (70,696 shares in the case of each of Messrs. Goldstein and Knepper) at an exercise price of $14.14 per share, vesting over a 36-month period, in each case under the Company's Stock Plan. See "Management -- Stock Plan." In addition, the executives are prohibited from competing with the Company (subject to certain exceptions) or soliciting the employment of any employee of the Company or any customer of the Company for a period of two years after termination of their employment with the Company. Pursuant to the employment agreements, each executive agrees to serve without further compensation as an officer or a director of any of the Company's domestic and foreign subsidiaries and affiliates if elected or appointed thereto.

     If the Company terminates the employment of any of the persons named in the immediately preceding paragraph for any reason other than for cause, death or disability, the Company shall pay to such executive his annual base salary and minimum annual performance bonus for the remainder of the term of the employment agreement, subject to certain mitigation and other requirements. For a two-year period following termination of employment for any reason other than the executive's death, the executive shall be available to the Company as a consultant. In consideration for such consulting services (and agreements not to compete and solicit employees and customers) the executives will receive annual compensation of $30,000 in the case of each of Messrs. Goldstein and Knepper and $10,000 in the case of Mr. DePina.

STOCK PLAN

     General. The Stock Plan was initially adopted by the Company in 1994 and was amended and restated on August 21, 1996. The Stock Plan provides for the issuance of up to 3,250,000 shares of Common Stock to employees, directors and officers of, and consultants to, the Company and permits the Company to grant
(i) Common Stock subject to transfer restrictions ("Restricted Stock"), (ii) incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (iii) non-qualified stock options ("NSOs") ("ISOs" and "NSOs," individually, or collectively, "Options"), (iv) stock appreciation rights ("SARs"), and (v) phantom stock awards.

     Purpose. The purpose of the Stock Plan is to foster the interests of the Company and its shareholders by enabling employees, directors and officers of, and consultants to, the Company to acquire a proprietary interest in the Company and to provide an additional incentive for such persons to promote the success of the Company's business.

     Administration. The Stock Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which selects the persons who will receive grants of awards under the Stock Plan. The Committee is comprised of two or more outside directors who are "non-employee directors" for purposes of Rule 16b-3 of the Exchange Act. The Board appoints the members of the Committee, fills vacancies on the Committee and has the power to replace members of the Committee with other eligible persons at any time. The Committee is authorized to make grants under the Stock Plan, to determine the terms and conditions thereof and to otherwise administer and interpret the Stock Plan.

     Eligibility. Employees, directors and officers of, and consultants to, the Company and its subsidiaries are eligible to participate in the Stock Plan and receive grants of awards thereunder. The selection of employees who will receive grants under the Stock Plan (the "Participants") is in the sole discretion of the Committee. The aggregate number of shares of Common Stock that may be issued under Options, as restricted stock or upon which SARs or phantom stock may be awarded to any Participant may not exceed 500,000.

     Exercise Price of Options. The exercise price of any Option granted under the Stock Plan is set in each case by the Committee; however, the exercise price of any ISO may not be less than 100% of the fair market value of the shares of Common Stock subject to the ISO on the date of grant (110% if the ISO is granted to a greater than 10% shareholder of the Company).

     Terms of Options. ISOs granted under the Stock Plan expire upon the earlier to occur of (i) the date on which the Option is forfeited under the terms of the Stock Plan due to termination of employment (e.g., 100% forfeiture if a Participant's relationship with the Company is terminated for Cause (as that term is defined in the Stock Plan)); (ii) ten years from the Option Date (as that term is defined in the Stock Plan) (five years if the ISO is granted to a greater than 10% shareholder of the Company), (iii) three months after the Participant's termination of employment for any reason other than death, or (iv) six months after the Participant's death. The duration of NSOs granted under the Stock Plan are identical to those of ISOs except that NSOs do not automatically expire ten years after the Option Date.

     Exercise of Awards. Unless the Committee establishes a different vesting schedule and except with respect to the automatic director Options discussed below, Options, Restricted Stock, SARs and phantom stock granted or awarded under the Stock Plan shall become 25% vested after 12 months from the grant or award date, and shall vest monthly pro rata over a period of 36 months thereafter. Notwithstanding the foregoing, upon a Change in Control (as that term is defined in the Stock Plan) all Options, Restricted Stock, SARs and phantom stock shall become 100% vested and immediately exercisable. If a Participant's employment with the Company, membership on the Board of Directors or retention as a consultant terminates, all unvested grants and awards are forfeited. Under the Stock Plan, upon the exercise of an Option, the optionee may make payment either in cash, with shares of Common Stock having an aggregate fair market value on the date of delivery equal to the exercise price, or by delivery of an irrevocable commitment to use the proceeds of the sale of stock acquired from exercise of the option. No Common Stock may be delivered upon the exercise of an Option until full payment has been made for such shares. For individuals subject to Rule 16b-3, any withholding obligation of the Company will be satisfied automatically by the automatic withholding of shares of Common Stock otherwise issuable to the Participant.

     Director Options. Each director who is not an employee of the Company or the beneficial owner of 5% or more of the outstanding Common Stock and who was a director of the Company on August 21, 1996 shall automatically be granted as of that date NSOs to purchase 25,000 shares of Common Stock at an exercise price per share of $14.50. In addition, commencing with the date of the annual meeting of the shareholders of the Company scheduled to be held in 1997, and annually thereafter, each director who is not an employee of the Company or the beneficial owner of 5% or more of the outstanding Common Stock shall automatically be granted NSOs to purchase 10,000 shares of Common Stock at an exercise price per share equal to the fair market value of the shares of Common Stock on the Option Date. Each automatic director NSO shall be 100% vested as of the Option Date; provided, however, that such NSO may not be exercised at any time prior to six months after the Option Date. Automatic director NSOs shall expire ten years from the Option Date.

     Stock Appreciation Rights (SARs). Under the terms of the Stock Plan, the Committee may, in its discretion, grant naked SARs and/or tandem SARs to eligible Participants. A tandem SAR is an SAR that is granted in connection with an Option and is exercisable only if the fair market value of the Company's Common Stock on the date of surrender exceeds the Option Price of the related ISO or the fair market value of the Common Stock on the Option Date in the case of an NSO, and only to the extent that the related NSO or ISO is exercisable. A Participant who elects to exercise a tandem SAR may surrender the exercisable portion of related Options in exchange for a number of shares of Common Stock determined by a formula in the Stock Plan. A naked SAR is similar to a tandem SAR but it is not granted in connection with an underlying Option and its terms are governed by the Participant's SAR agreement.

     Phantom Stock. Under the Stock Plan, the Committee may, in its discretion, award phantom stock to eligible Participants and, in connection therewith, grant the Participant the right to receive payments equal to dividends paid on the Common Stock to which the phantom stock relates. Subject to certain terms and limitations, an award of phantom stock entitles the Participant to surrender all or part of the vested portion of such stock and to receive from the Company the fair market value on the date of surrender of the Common Stock to which the phantom stock relates.

     Non-Assignability of Options, SARs and Phantom Stock. Options, SARs and phantom stock granted under the Stock Plan are not transferable other than by will or the then applicable laws of descent and distribution. During the lifetime of a Participant, Options may be exercised only by such Participant.

     Restricted Stock. In addition to Options, SARs and phantom stock, the Committee may, in its discretion, make awards of restricted stock to eligible Participants under the Stock Plan. A Participant may not sell or transfer shares of restricted stock awarded under the Stock Plan and the shares are subject to forfeiture in the event of the termination of the Participant's employment with the Company or membership on the Board of Directors prior to the vesting thereof. Notwithstanding the transfer restrictions, the holder of restricted stock has the right to vote his or her shares of restricted stock and to receive dividends in the same amount as dividends paid on non-restricted shares of Common Stock.

     Adjustment to Reflect Change in Capital Structure. If there is any change in the corporate structure or shares of the Company, the Board of Directors has the authority to make any adjustments necessary to prevent accretion or to protect against dilution in the number and kind of shares authorized by the Stock Plan or in the number and kind of shares covered by awards thereunder.

     Rights as a Shareholder. No person shall have any rights or privileges of a shareholder of the Company as to shares subject to an Option granted pursuant to the Stock Plan until such Option is exercised in accordance with the terms of the Stock Plan. A Participant who has been granted SARs or phantom stock has no rights whatsoever as a shareholder with respect to such SARs or phantom stock.

     No Right to Employment. Participation in the Stock Plan or any agreement entered into pursuant thereto does not confer upon any Participant any right to continue in the employment of the Company or its subsidiaries.

     Amendment. The Committee may, at any time and from time to time, amend and revise the Stock Plan without the approval of the Company's shareholders in such a manner which does not impair the rights of the Participants, but may not, without approval of the Company's shareholders, (i) change the aggregate number of shares of Common Stock reserved for issuance pursuant to the Stock Plan, except for such adjustments as are permitted under the Stock Plan, (ii) change the class of eligible individuals who may receive awards under the Stock Plan,
(iii) adopt any amendment affecting the option price at which Options may be granted or (iv) materially increase benefits accruing to Participants under the Stock Plan.

     Termination of Stock Plan. The Committee may terminate the Stock Plan at any time with respect to any shares of Common Stock that are not then subject to Options or restricted stock. Termination of the Stock Plan will not affect a Participant's rights and obligations with respect to awards granted before such termination.

     Miscellaneous. The Stock Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Tax Consequences. The following is a brief summary of the principal anticipated federal income tax consequences of grants under the Stock Plan to Participants and the Company. This summary is not intended to be exhaustive and does not describe all federal, state or local tax laws.

     Options. ISOs are intended to meet the requirements of Section 422 of the Code. The fair market value of shares of Common Stock for which any optionee may be granted ISOs which are exercisable for the first time during any year may not exceed $100,000. No income results to the holder of an ISO upon the grant of the option or issuance of shares of Common Stock. The amount realized on the sale or taxable exchange of such shares of Common Stock in excess of the option price will be considered a capital gain, except that, if a disposition occurs within one year after exercise of the ISO or two years after the grant of the ISO, the optionee will realize compensation (and, subject to the discussion of Section 162(m) of the Code below, the Company may have a deduction), for federal income tax purposes, on the amount by which the lesser of (i) the fair market value on the date of exercise or (ii) the amount realized on the sale of the shares of Common Stock exceeds the option price. For the purpose of determining alternative minimum taxable income, an ISO is treated as a non-qualified option.

     No income results to the holder of an NSO upon the grant of the option. In connection with the exercise of an NSO, an optionee will generally realize compensation (and, subject to the discussion of Section 162(m) of the Code below, the Company may have a deduction), for federal income tax purposes, on the difference between the option price and the fair market value of the shares of Common Stock acquired. Special rules may govern income recognition by officers subject to Section 16(b) of the Securities Exchange Act of 1934, as amended.

     Stock Appreciation Rights. The grant of an SAR should not give rise to federal income tax consequences to the Participant or the Company. In the case of an SAR that becomes exercisable (as opposed to an SAR that merely matures and is paid out), exercisability alone should not give rise to federal income tax consequences. Moreover, appreciation in the underlying stock, either before or after the SAR becomes exercisable, should not trigger tax prior to payout. When the holder of an SAR exercises the SAR or otherwise receives the payout, the holder recognizes ordinary income (and, subject to the discussion of Section 162(m) of the Code below, the Company may have a deduction), subject to withholding, in the amount of the payout. To the extent the payout is made in shares of Common Stock, the holder's income is measured by the then fair market value of the shares of Common Stock. The Company will be entitled to withhold taxes on the value of the payout of an SAR. If the payout is made in shares of Common Stock, satisfaction of the withholding may be accomplished by reducing the number of shares of Common Stock to be issued to the employee.

     Restricted Stock. Generally, a Participant will not recognize income and the Company will not be entitled to a deduction with respect to an award of Restricted Stock until the first to occur of the vesting or the free transferability of such shares. The amount to be included in the Participant's income (and, subject to the discussion of Section 162(m) of the Code below, which may be deductible by the Company) will equal the fair market value of the Restricted Stock on the first day it is freely transferable or vested, not when it is first issued to a Participant, over the amount, if any, paid for such stock. The Company will be entitled to withhold tax from a Participant's salary or from the shares that are no longer subject to restriction in order to satisfy any tax withholding obligation arising from the taxability of the Restricted Stock.

     A Participant receiving Restricted Stock can elect to include the value of the Restricted Stock, over the amount, if any, paid for such stock, in income at the time it is awarded by making a "Section 83(b) Election" within 30 days after the Restricted Stock is transferred to the Participant.

     Phantom Stock. The grant of phantom stock should not give rise to federal income tax consequences to the Participant or the Company. In the case of a holding of phantom stock which the Participant can compel the Company to redeem (as opposed to phantom stock that merely matures and is paid out), the ability to compel redemption alone should not give rise to federal income tax consequences. Moreover, appreciation in the underlying stock, either before or after the phantom stock becomes redeemable, should not trigger tax consequences to the holder prior to payout. When the holder of phantom stock causes the phantom stock to be redeemed or otherwise receives the payout, the holder will realize ordinary income (and, subject to the discussion of Section 162(m) of the Code below, the Company may have a deduction) subject to withholding, in the amount of the payout. To the extent the payout is made in shares of Common Stock, the holder's income is measured by the then fair market value of the shares of Common Stock. The Company will be entitled to withhold taxes on the value of the payout of phantom stock. If the payout is made in shares of Common Stock, satisfaction of the withholding may be accomplished by reducing the number of shares to be issued to the Participant.

     Section 162(m). Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the Company on the last day of the taxable year. Under a transition rule in applicable treasury regulations, compensation attributable to grants made during a transition period under a plan or agreement that is adopted prior to the time a corporation becomes publicly held will not be subject to the deduction limitation of Section 162(m) of the Code provided that the prospectus accompanying the initial public offering discloses information about such plan or agreement which satisfies all applicable securities laws. Based on such transition rule, compensation attributable to grants made under the Stock Plan prior to the Company's first meeting at which directors are elected in the year 2000 should not be subject to such deduction limitation. See "Management -- Employment Agreements."

     Stock Plan Benefits. The following table lists all the Options that have been granted under the Stock Plan to the persons named in the Summary Compensation Table. The Company has not entered into any other agreements and is not obligated to grant any other Options or make any other awards under the Stock Plan.

                                                                     STOCK PLAN
                                                          ---------------------------------
                                                          NUMBER OF
                                                            SHARES
                                                          UNDERLYING           PER SHARE
                       NAME AND POSITION                   OPTIONS           EXERCISE PRICE
        ------------------------------------------------  ----------         --------------
        Fredric D. Rosen*...............................         --              $   --
          President and
          Chief Executive Officer
        Ned S. Goldstein................................     70,696              $14.14
          Senior Vice President                             115,000               14.50
          and General Counsel
        Peter B. Knepper................................     70,696              $14.14
          Senior Vice President                             115,000               14.50
          and Chief Financial Officer
        Stuart W. DePina................................     45,000               14.50
          Vice President --
          Finance and Treasurer
        Executives as a group...........................    141,392              $14.14
          (four persons)................................    275,000               14.50

---------------

 * Although no awards have been made to Mr. Rosen under the Stock Plan, the Company has granted Mr. Rosen options to acquire 1,331,340 shares of Common Stock. See "Management -- Employment Agreements."

401(K) INVESTMENT SAVINGS PLAN

     Effective January 1, 1990, Ticketmaster Corporation, a subsidiary of the Company, established a 401(k) plan, which was amended and restated effective October 1, 1994 in the form of the Ticketmaster 401(k) Savings Plan and Trust (the "401(k) Plan"). The 401(k) Plan is a qualified retirement plan under the Code. Generally, employees of Ticketmaster Corporation and other related entities are eligible to participate in the 401(k) Plan once they have attained age 21 and completed 1,000 hours of service during a calendar year. A participant in the 401(k) Plan can contribute up to 12% of his or her compensation to the 401(k) Plan on a pre-tax basis. Ticketmaster Corporation contributes $0.25 for each dollar of the participant's contributions which are not in excess of 6% of his or her compensation. Participants vest in Ticketmaster Corporation's contributions according to a four-year schedule, with 25% vesting after one year and 25% additionally each year thereafter. Participants are fully vested in their contributions regardless of the schedule and in Ticketmaster Corporation's contributions upon death, disability or retirement on or after age 55. Participants are eligible to receive distribution of their vested accounts upon termination of employment for any reason. Distributions are made in a lump sum payment only. Participants may withdraw amounts from the 401(k) Plan while they remain employed for reasons of financial hardship or after they attain age 59 1/2. Participants are allowed to direct the investment of their accounts under the 401(k) Plan among four broad-based investment funds, and a combination lifepath fund thereof.

                              CERTAIN TRANSACTIONS

     In addition to the transactions described under "Management -- Employment Agreements," the Company has had during its last fiscal year, or contemplates having, the transactions described below.

     On December 15, 1993, the Company issued 12,233,014 shares of Common Stock to Paul G. Allen for $173 million in cash. On December 15, 1993, the Company also acquired all shares of capital stock of the Company's subsidiary, TM Movie Tix, Inc. held by Fredric D. Rosen and the Rosen Family Foundation (who owned, in the aggregate, a 20% interest in such entity), for an aggregate cash purchase price of $6.3 million and 306,208 shares of Common Stock.

     Concurrently with the sale of 12,233,014 shares of Common Stock by the Company to Mr. Allen, the shareholders listed in the table under "Principal Shareholders" entered into a shareholders agreement (the "Shareholders Agreement") on December 15, 1993. The Shareholders Agreement, among other things, (i) grants the existing shareholders (other than Mr. Allen) as a group the right to designate one member for election to the Company's Board of Directors, subject to the approval of Mr. Allen, which approval will not be reasonably withheld or delayed, (ii) restricts the ability of Mr. Allen to transfer shares of Common Stock owned by him other than pursuant to transfers to relatives, affiliates, charities and other shareholders, pledges and sales pursuant to Rule 144 under the Securities Act ("Rule 144") or a public offering ("Exempt Transfers"), (iii) restricts the ability of the existing shareholders (other than Mr. Allen) to sell shares of Common Stock owned by them in a public offering unless such existing shareholders shall have afforded Mr. Allen the right of first refusal to acquire such shares, (iv) affords the existing shareholders (other than Mr. Allen) the right to participate in any sale of shares of Common Stock by Mr. Allen, other than the sale of shares of Common Stock by Mr. Allen pursuant to Exempt Transfers, (v) affords Mr. Allen the right to cause the existing shareholders (other than Mr. Allen) to sell their shares of Common Stock to a bona fide unaffiliated third person to whom Mr. Allen has agreed to sell shares of Common Stock where such sale results in Mr. Allen owning less than 50% of the outstanding Common Stock of the Company, and (vi) requires Mr. Allen to engage in any business that would otherwise be competitive with the Company (subject to certain exceptions) through the Company. With respect to Mr. Allen's right of first refusal to purchase shares of Common Stock in a transaction of the type described in clause (iii) above, the purchase price for the purchased shares shall be (if the Company's Common Stock is then publicly traded) a price equal to the average of the closing prices for such stock during a specified ten-business-day period. The Shareholders Agreement shall terminate upon the voluntary agreement of all the parties thereto or at such time as the existing shareholders (other than Mr. Allen) collectively own less than 10% of the Common Stock of the Company outstanding as of December 15, 1993. The Shareholders Agreement shall also terminate as to any existing shareholder when such shareholder owns less than 1% of the Common Stock of the Company outstanding as of December 15, 1993.

     Concurrently with the execution of the Shareholders Agreement, the Company also entered into a Registration Rights Agreement with Mr. Allen and a Registration and Exchange Rights Agreement with the existing shareholders other than Mr. Allen pursuant to which they are granted rights to require the Company, subject to certain qualifications, to effect the registration under the Securities Act of all or a specified number of their shares of Common Stock or have such shares included in a registration statement filed with respect to the offering of Common Stock by the Company or any other shareholder. The Company has agreed to bear all expenses relative to such registrations, except fees and expenses of any counsel for the selling stockholders and the underwriters' commissions. The existing shareholders (other than Mr. Allen), on the one hand, and Mr. Allen, on the other hand, shall have no further rights under such Registration Rights Agreement or such Registration and Exchange Rights Agreement, as applicable, at any time after either of them fails to own at least 5% of the Common Stock of the Company outstanding as of December 15, 1993.

     On November 18, 1994, Paul G. Allen entered into a Third Party Pledge Agreement whereby Mr. Allen agreed to secure the Company's payment obligations with respect to a Term Loan under the Credit Agreement by granting the lenders thereunder a security interest in shares of publicly traded common stock and/or investment grade bonds owned by Mr. Allen having an aggregate market value equal to no less than $90 million or such amount as will cause the ratio of the outstanding principal amount of the Term Loan to such stock and bonds to equal no more than 83.33%. No consideration was paid to Mr. Allen in connection with his entering into the Third Party Pledge Agreement. The Company has amended the Credit Agreement to provide that concurrent with the completion of the Offering, Mr. Allen will be released from his obligation under the Third Party Pledge Agreement. See "Description of Certain
Indebtedness -- Credit Agreement."

     Pursuant to a Development and Services Agreement dated as of June 28, 1996 (the "Starwave Agreement"), Ticketmaster Multimedia Holdings, Inc. ("TMHI"), a wholly-owned subsidiary of the Company, retained Starwave Corp. ("Starwave"), an affiliate of Mr. Allen, to provide consulting, creative, writing, design and computer programming services in connection with the development of Ticketmaster branded Web sites and web pages available for informational and retail sales purposes on the World Wide Web portion of the Internet. In consideration of the services provided by Starwave under the Starwave Agreement, TMHI has agreed that during the seven-year period beginning with the first commercial online transaction consummated through the Ticketmaster retail Web site, Ticketmaster will compensate Starwave as follows: (i) royalty payments of 5% of gross service charge revenues received by Ticketmaster from consumers in connection with online sales of tickets on the Ticketmaster retail Web site, less certain enumerated deductions, (ii) royalty payments of 10% of the net profits of Ticketmaster derived directly from the online sale of merchandise to consumers through the Ticketmaster retail Web site and (iii) royalty payments of 20% of the service charges, not to exceed $0.75 per ticket, for all tickets to sporting events sold online in Starwave's web site. Ticketmaster has further agreed to pay Starwave a minimum annual royalty of $100,000 (prorated for 1996), which amount is credited against amounts otherwise payable to Starwave pursuant to clauses (i) and (ii). The Board of Directors of the Company has determined that the terms of the Starwave Agreement are fair and in the best interests of the Company and its shareholders.

     From time to time, the Company purchases products from Red Sail Merchandising ("Red Sail"). Red Sail is indirectly owned by various trusts for the benefit of certain members of the Pritzker family, including John A. Pritzker, a director of the Company. Although purchases from Red Sail have not exceeded $60,000 during any prior fiscal year of the Company, it is anticipated that purchases from Red Sail during fiscal 1997 will exceed $60,000. The Company believes that all purchases from Red Sail are upon terms no less favorable to the Company than could be obtained from third parties.

     In addition, trusts for the benefit of certain members of the Pritzker family, including John A. Pritzker, a director of the Company, beneficially own a one-third equity interest in Spectacor Management Group ("Spectacor"), a venue management company, and have two designees on Spectacor's Management Committee. During fiscal 1996, the Company derived revenues of approximately $6.9 million from contracts with certain venues under Spectacor's management. For the nine months ended October 31, 1996, revenues attributable to venues under Spectacor's management approximated $5.0 million. The Company believes that its contracts with Spectacor-managed venues are upon terms no less favorable to the Company than similar contracts with third parties.

     During fiscal 1996, the Company made an interest-free loan maturing January 10, 1997 in the amount of $75,000 to Ned S. Goldstein, an officer of the Company. As of October 31, 1996, the outstanding principal amount of such loan had been reduced to $25,000.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date hereof and as adjusted to reflect the sale of Common Stock offered hereby, for (i) each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers of the Company as a group:

                                                    BENEFICIAL OWNERSHIP       BENEFICIAL OWNERSHIP
                                                    PRIOR TO OFFERING(1)        AFTER OFFERING(2)
                                                   ----------------------     ----------------------
                                                   NUMBER OF                  NUMBER OF
                     NAME(3)                         SHARES       PERCENT       SHARES       PERCENT
-------------------------------------------------  ----------     -------     ----------     -------
Paul G. Allen....................................  12,233,014       79.9%     12,233,014       54.2%
H.G., Inc.(4)....................................   2,544,526       16.6       2,544,526       11.3
Fredric D. Rosen(5)(6)...........................   1,332,449        8.0       1,332,449        5.6
Charles Evans Gerber(6)(7).......................          --       *                 --          *
David Liddle(6)..................................          --       *                 --          *
John A. Pritzker(6)(8)...........................          --       *                 --          *
William D. Savoy(6)..............................          --       *                 --          *
Terence M. Strom(6)..............................          --       *                 --          *
Ned S. Goldstein(6)..............................      70,696       *             70,696          *
Peter B. Knepper(6)..............................      70,696       *             70,696          *
Stuart W. DePina(6)..............................          --       *                 --          *
All officers and directors as a group (10
  persons)(5)....................................  13,706,855       83.2%     13,706,855       57.8

---------------

 *  Represents beneficial ownership of less than 1%.

(1) Unless otherwise indicated in the footnotes to this table, the Company believes the individuals named in this table have sole voting and investment power with respect to all shares of Common Stock reflected in this table.

(2) Assumes no exercise of the Underwriters' over-allotment option or any of the options granted under the Stock Plan or otherwise which are not exercisable within 60 days of the date hereof.

(3) Unless otherwise indicated, the address of each shareholder is in care of the Company, 3701 Wilshire Boulevard, 7th Floor, Los Angeles, California 90010.

(4) HG, Inc. is a Delaware corporation, the indirect beneficial owners of which are various trusts for the benefit of certain members of the Pritzker family. Excludes 23,438 shares owned by Rockwood & Co., a Delaware corporation, the common stock of which is indirectly owned by various other trusts for the benefit of certain members of the Pritzker family. As used herein, the "Pritzker family" refers to the lineal descendants of Nicholas
    J. Pritzker, deceased.

(5) Includes 50,000 shares owned by Mr. Rosen as trustee of trusts for the benefit of his minor children.

(6) Includes 1,026,241, 70,696 and 70,696 shares covered by options granted to Messrs. Rosen, Goldstein and Knepper, respectively, which are currently exercisable or exercisable within 60 days of the date hereof. Excludes (i) 305,099, 115,000, 115,000 and 45,000 shares covered by options granted to Messrs. Rosen, Goldstein, Knepper and DePina, respectively, which are not exercisable within 60 days of the date hereof, (ii) 25,000 shares covered by options granted to each of Messrs. Gerber, Liddle, Pritzker, Savoy and Strom as director options under the Stock Plan and which are not exercisable within 60 days of the date hereof and (iii) 705,099 shares covered by options granted to all officers and directors as a group which are not exercisable within 60 days of the date hereof.

(7) Does not include shares owned by Rockwood & Co. A nominal indirect non-voting interest in Rockwood & Co. is owned by various trusts for the benefit of certain members of the Pritzker family, of which Mr. Gerber is a co-trustee.

(8) Does not include shares owned by H.G., Inc. and Rockwood & Co.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summaries contain the material provisions of the various agreements governing the indebtedness of the Company and its subsidiaries. The summaries do not purport to be complete and are qualified by reference to the various agreements described herein, copies of which have been filed with the Commission.

CREDIT AGREEMENT

     The Company's Credit Agreement (as amended through September 27, 1996) provides for (i) a revolving loan commitment (the "Revolving Loan") not to exceed $100 million which is available to satisfy debt of the Company and for working capital and other general corporate purposes provided that (a) the proceeds of the Revolving Loan borrowed on or after August 28, 1995 ($95.8 million at July 31, 1996) shall be used by the Company for purposes specified therein, including the making of loans and advances to and investments in the Australian Joint Ventures and TM Publications, Inc., and (b) as of the close of business on August 28, 1995, the Revolving Loan shall be permanently reduced by an amount equal to any excess of the Revolving Loan over $100 million; as of the close of business on December 31, 1997, the Revolving Loan shall be permanently reduced by an amount equal to any excess of the Revolving Loan over $90 million; and as of the close of business on December 31, 1998, the Revolving Loan shall be permanently reduced by an amount equal to any excess of the Revolving Loan over $75 million; (ii) a swing line loan commitment (the "Swing Line Loan"), which is a subfacility of the Revolving Loan, not to exceed $5 million to be used for recoupable client agreement advances and other working capital purposes; and (iii) a term loan (the "Term Loan") not to exceed $75 million which was used solely to repay then existing indebtedness of the Company. Amounts outstanding under the Revolving Loan, the Swing Line Loan and the Term Loan (collectively, the "Borrowings") are due and payable on December 31, 1999. As of July 31, 1996, $95.8 million, $0 and $75 million were outstanding under the Revolving Loan, the Swing Line Loan and the Term Loan, respectively. The Borrowings accrue interest at either the prime rate (8.25% at October 23, 1996) or the London Inter Bank Offering Rate ("LIBOR") (5.59% at October 23, 1996) plus an applicable margin as defined in the Credit Agreement. At July 31, 1996, all borrowings under the Credit Agreement accrue interest at LIBOR plus an applicable margin of 1.625%. On September 27, 1996, the Credit Agreement was further amended to provide for further loans (the "Term Bridge Loans") aggregating $30 million which were used during October to acquire the license rights and related assets of the Company's Delaware Valley (Philadelphia) licensee ($19 million) and to purchase an office building in West Hollywood, California ($11 million). Borrowings under the Term Bridge Loans have the same maturity date, and bear interest at the same rates, as the Term Loan; provided, however, that the Term Bridge Loans will become due and payable upon consummation of the Offering.

     On October 24, 1996, the Credit Agreement was further amended to provide that upon consummation of the Offering, (i) the Company will repay not less than $69 million in principal amount of the Term Loan and, to the extent that the net cash proceeds to the Company pursuant to the Offering are in excess of $90 million, the Company shall use such excess to repay additional principal under the Term Loan, (ii) the Revolving Loan, the Swing Line Loan, the Term Loan and the Term Bridge Loans will be converted into a single revolving line with an initial maximum availability of $175 million, decreasing to $165 million as of December 31, 1997 and further decreasing to $150 million as of December 31, 1998, (iii) all outstanding borrowings under the Term Loan and the Term Bridge Loans (after all agreed upon repayments) will be converted into revolving loans and (iv) various financial covenants will be modified, as appropriate, to reflect the new amended borrowing arrangement. See "Use of Proceeds."

     Borrowings under the Credit Agreement are guaranteed by certain of the Company's subsidiaries and are secured by stock pledges and security interests granted by the Company and its subsidiaries. In addition, the Term Loan is secured by a first priority lien granted by a principal shareholder of the Company in publicly traded common stock having an aggregate market value of no less than $90 million. The Company has amended the Credit Agreement to provide that upon consummation of the Offering, such principal shareholder will be released from the security interest. See "Certain Transactions."

     The Credit Agreement prohibits the Company from declaring or paying any dividend or distribution, either in cash or any other property (other than stock dividends or stock splits), on the Company's stock or equity securities then or thereafter outstanding, and prohibits the Company from redeeming, retiring, purchasing or otherwise acquiring any shares of any class of the Company's stock or equity securities then or thereafter outstanding, except as provided in the Credit Agreement.

PACER/CATS/CCS CREDIT AGREEMENT

     On July 31, 1996, Pacer/CATS/CCS ("Borrower") entered into the First Amended and Restated Credit Agreement, which provides for a loan of $7.5 million. The loan is a consolidation and renewal of a revolving loan and a term loan extended to Borrower pursuant to the terms of an original credit agreement. The outstanding principal of the loan bears interest at a rate equal to the prime rate (8.25% at July 31, 1996) plus 25 basis points per annum. Commencing on July 1, 1998, Borrower shall have the option to convert the interest rate to a rate equal to the IBOR Rate (the lender's approximate equivalent of the London Inter Bank Offering Rate), plus 225 basis points per annum. Borrowings under the loan are secured by all of Borrower's assets. As a condition to the lender's agreement to make the loan, Ticketmaster Corporation entered into an Interest Keep-Well Agreement, which provides generally that Ticketmaster Corporation shall pay to the lender on demand the amount of any and all interest payment defaults by Borrower on the loan, not to exceed $500,000, during the period which commenced July 31, 1996 and ends on June 30, 1997, or sooner as provided by the credit agreement. See "Business -- Joint Ventures and Licensees."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Preferred Stock, no par value, and 80,000,000 shares of Common Stock, no par value. Currently, there are 15,310,405 shares of Common Stock issued and outstanding and, except as described herein, no shares of Preferred Stock will be issued and outstanding upon completion of the Offering.

     The following summary relating to the capital stock does not purport to be complete. Reference is made to the Articles and the Amended and Restated By-laws (the "By-laws") of the Company which are filed as exhibits to the Registration Statement of which this Prospectus forms a part, for a detailed description of the provisions thereof summarized below.

COMMON STOCK

     Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock which the Company may issue in the future as described below.

     The By-laws provide that any action that can be taken at a meeting of the shareholders may be taken by written consent in lieu of a meeting if the Company receives consents signed by shareholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This would enable the existing shareholders to take all actions required to be taken by the shareholders without providing the other shareholders the opportunity to consider and vote on such matters or raise other matters at a meeting.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Stock.

     The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors generally may issue Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any shares of Preferred Stock.

     In connection with the acquisition of the other joint venture partner's interest in Ticketmaster-Indiana, the Company has issued a share of Preferred Stock which will automatically convert into Common Stock at the initial public offering price per share.

CERTAIN ANTI-TAKEOVER EFFECTS

     Certain provisions of Illinois law and of the Articles and the By-laws of the Company summarized above and in the succeeding paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     Director Vacancies. The Articles and the By-laws provide that the number of directors of the Company will be fixed from time to time exclusively by the Board of Directors and, unless the Board of Directors otherwise determines, a majority of the directors then in office may fill any vacancies on the Board of Directors.

     Section 11.75 of the IBCA. Section 11.75 of the Illinois Business Corporation Act of 1983 (the "IBCA") prohibits a corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) before such person became an interested shareholder, the board of directors of the corporation approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) upon or following the transaction in which such person became an interested shareholder, the business combination is approved by the board of directors of the corporation and the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Generally, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within three years prior to such transaction did own, 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 22,560,405 shares of Common Stock outstanding (23,647,905 if the over-allotment option is exercised in full), not including shares issuable in connection with exercisable options or in connection with the Company's acquisition of the 20% equity interest in its partner in the Company's operating subsidiary in Florida, or common stock issuable upon conversion of outstanding convertible Preferred Stock or the Exchangeable Promissory Note. Of these shares, the 7,250,000 shares to be sold in the Offering (8,337,500 if the over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 described below. The remaining 15,310,405 shares of Common Stock outstanding after completion of this offering (all of which are owned by the existing shareholders) are "restricted securities" and may not be sold in a public distribution except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144. Restricted securities are eligible for sale in the public market pursuant to Rule 144 no sooner than two years from the date of acquisition.

     The directors, officers and shareholders of the Company have agreed with the Underwriters not to offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the consent of Allen & Company Incorporated acting on behalf of the Underwriters, except for certain stock repurchases that may be required pursuant to employment agreements. Persons who may receive shares of Common Stock in connection with certain of the completed and proposed acquisitions have also agreed to be bound by similar restrictions. Upon expiration of this period, all of the shares owned by the existing shareholders will be immediately eligible for sale in the public market subject to the limitations of Rule 144. See "Certain Transactions."

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding (approximately 225,000 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain notice requirements and the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     In addition, any employee, officer or director of or consultant to the Company who purchases his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     Following the Offering, the Company intends to file under the Securities Act a registration statement on Form S-8 to register all of the shares of Common Stock subject to outstanding options and reserved for future option grants under the Stock Plan. That registration statement is expected to become effective upon filing and shares covered by that registration statement will be eligible for sale, subject, in the case of affiliates only, to the restrictions of Rule 144, other than the holding period requirements, and subject to expiration of the lock-up agreements with the Underwriters.

     In addition, at any time following the expiration or termination of the aforesaid 180-day "lock-up" period, certain of the existing shareholders will have the right, pursuant to existing agreements, to require the Company, subject to certain qualifications, to effect the registration under the Securities Act of all or a specified number of their shares of Common Stock, or to participate in such registrations. See "Certain Transactions."

                                  UNDERWRITING

     The Underwriters named below, for whom Allen & Company Incorporated, Lazard Freres & Co. LLC and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                            NUMBER OF
                               NAME OF UNDERWRITER                           SHARES
        ------------------------------------------------------------------  ---------
        Allen & Company Incorporated......................................  1,685,000
        Lazard Freres & Co. LLC...........................................  1,685,000
        Smith Barney Inc. ................................................  1,685,000
        Bear, Stearns & Co. Inc. .........................................    135,000
        CS First Boston Corporation.......................................    135,000
        Dean Witter Reynolds Inc. ........................................    135,000
        Dillon, Read & Co. Inc. ..........................................    135,000
        Donaldson, Lufkin & Jenrette Securities Corporation...............    135,000
        Goldman, Sachs & Co. .............................................    135,000
        Hambrecht & Quist LLC.............................................    135,000
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.........................................    135,000
        Montgomery Securities.............................................    135,000
        PaineWebber Incorporated..........................................    135,000
        Cowen & Company...................................................     45,000
        Crowell, Weedon & Co. ............................................     45,000
        Gabelli & Company, Inc. ..........................................     45,000
        Gerard Klauer Mattison & Co., Inc. ...............................     45,000
        Interstate/Johnson Lane Corporation...............................     45,000
        Janney Montgomery Scott Inc. .....................................     45,000
        McDonald & Company Securities, Inc. ..............................     45,000
        Needham & Company, Inc. ..........................................     45,000
        Neuberger & Berman................................................     45,000
        Ragen MacKenzie Incorporated......................................     45,000
        Raymond James & Associates, Inc. .................................     45,000
        Stephens Inc. ....................................................     45,000
        Sutro & Co. Incorporated..........................................     45,000
        Unterberg Harris..................................................     45,000
        Vector Securities International, Inc. ............................     45,000
        Yorkton (USA) Securities, Inc. ...................................     45,000
        Arizona Securities Group Inc. ....................................     25,000
        Burnham Securities Inc. ..........................................     25,000
        Hanifen, Imhoff Inc. .............................................     25,000
        Rickel & Associates Inc. .........................................     25,000
        Starr Securities, Inc. ...........................................     25,000
                                                                            ---------
                  Total...................................................  7,250,000
                                                                            =========

     Pursuant to the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions therein, to purchase all of the shares offered hereby (other than shares that may be purchased under the over-allotment option) if any are purchased. The Underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selling concession not in excess of $0.61 per share to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain dealers. The public offering price and concessions may be changed by the Representatives after the initial public offering.

     The Company has granted to the Underwriters an option, expiring 30 days after the date of the Underwriting Agreement, to purchase up to an additional 1,087,500 shares of Common Stock at the public offering price, less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Common Stock in the Offering. To the extent that the Underwriters exercise their option, each Underwriter will be committed, subject to certain conditions, to purchase a number of such additional shares proportionate to such Underwriter's initial commitment.

     The Company and its directors, officers and shareholders have agreed to deliver to the Representatives prior to the date of this Prospectus lock-up agreements under which they agree not to, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities exchangeable or exercisable for or convertible into its Common Stock, whether now owned or hereafter acquired by the Company and any such director, officer or shareholder or with respect to which the Company and any such director, officer or shareholder has or hereafter acquires the power of disposition, or participate in any registration statement under the Securities Act with respect to any of the foregoing or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period of 180 days after the date of this Prospectus, without the prior written consent of Allen & Company Incorporated on behalf of the Underwriters, except for certain stock repurchases that may be required pursuant to employment agreements. See "Shares Eligible for Future Sale."

     At the request of the Company, the Underwriters have reserved, pursuant to a reserved share program, up to 5% of the shares of Common Stock offered hereby for sale at the initial public offering price to certain persons associated with, or designated by, the Company. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares not so purchased will be released for sale by the Underwriters to the general public no later than the closing date of the Offering (which is expected to be four business days after the date of this Prospectus) on the same terms as the other shares offered hereby.

     Prior to the Offering there has been no public market for the Common Stock. The initial public offering price was determined by negotiation between the Company and the Representatives. Among the factors considered in determining such public offering price were the nature of the Company's business, its history, recent financial operating information, prospects and management abilities, the general condition of the securities markets at the time of the Offering and other factors deemed relevant.

     The Representatives have informed the Company that they do not expect sales to discretionary accounts by the Underwriters to exceed five percent of the total number of shares of Common Stock being offered pursuant to the Offering.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg, Chicago, Illinois. Charles Evans Gerber and Norman J. Gantz, partners in the firm, serve as a director and as Secretary, respectively, of the Company. In addition, Mr. Gerber and Marshall E. Eisenberg, who is also a partner in the firm, are co-trustees of trusts which indirectly own shares of Common Stock. Specifically, Mr. Eisenberg is a co-trustee of trusts which indirectly own approximately 97.8% of the outstanding shares of common stock of H.G., Inc. (which entity is the holder of 2,544,526 shares of Common Stock) and Messrs. Eisenberg and Gerber are co-trustees of trusts which directly own 100.0% of the outstanding shares of Class B Preferred Stock and 10.4% of the outstanding shares of Class A Preferred Stock of Rockwood & Co. (which entity is the holder of 23,438 shares of Common Stock). Further, Mr. Gerber holds options to purchase 25,000 shares of Common Stock, and will be entitled to be granted additional options to purchase shares of Common Stock under the Stock Plan. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Fried, Frank, Harris, Shriver & Jacobson will rely on Neal, Gerber & Eisenberg with respect to certain matters of Illinois law.

                                    EXPERTS

     The consolidated financial statements of Ticketmaster Group, Inc. as of January 31, 1995 and 1996 and for each of the years in the three year period ended January 31, 1996, the combined financial statements of Unconsolidated Ticketing Joint Ventures of Ticketmaster Group, Inc. as of January 31, 1995 and 1996 and for each of the years in the three-year period ended January 31, 1996, the financial statements of Ticketmaster-Indiana (A Joint Venture) as of January 31, 1995 and 1996 and for each of the years in the two year period ended January 31, 1996 and the consolidated financial statements of Pacer/CATS/CCS -- a Wembley Ticketmaster Joint Venture as of and for the periods ended December 31, 1994 and 1995 included in this

Prospectus have been so included in reliance on the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The report of KPMG Peat Marwick LLP covering the December 31, 1995, consolidated financial statements of Pacer/CATS/CCS -- a Wembley Ticketmaster Joint Venture contains an explanatory paragraph that states that the Joint Venture's recurring losses from operations and net capital deficiency raise substantial doubt about the Joint Venture's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. A copy of the Registration Statement may be inspected without charge at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
TICKETMASTER GROUP, INC. AND SUBSIDIARIES
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets -- January 31, 1995 and 1996 and July 31, 1996
  (Unaudited).........................................................................   F-3
Consolidated Statements of Operations -- Years ended January 31, 1994, 1995 and 1996
  and six months ended July 31, 1995 and 1996 (Unaudited).............................   F-4
Consolidated Statements of Shareholders' Deficiency -- Years ended January 31, 1994,
  1995 and 1996 and six months ended July 31, 1996 (Unaudited)........................   F-5
Consolidated Statements of Cash Flows -- Years ended January 31, 1994, 1995 and 1996
  and six months ended July 31, 1995 and 1996 (Unaudited).............................   F-6
Notes to Consolidated Financial Statements............................................   F-7
UNCONSOLIDATED TICKETING JOINT VENTURES OF TICKETMASTER GROUP, INC.
Independent Auditors' Report..........................................................  F-23
Combined Balance Sheets -- January 31, 1995 and 1996 and July 31, 1996 (Unaudited)....  F-24
Combined Statements of Operations -- Years ended January 31, 1994, 1995 and 1996 and six months ended July 31, 1995 and 1996 (Unaudited).................................  F-25
Combined Statements of Venturers' Capital -- Years ended January 31, 1994, 1995 and
  1996 and six months ended July 31, 1996 (Unaudited).................................  F-26
Combined Statements of Cash Flows -- Years ended January 31, 1994, 1995 and 1996 and six months ended July 31, 1995 and 1996 (Unaudited).................................  F-27
Notes to Combined Financial Statements................................................  F-28
PACER/CATS/CCS JOINT VENTURE (PACER CATS CORPORATION, COMPUTERIZED AUTOMATIC TICKET
  SALES SYSTEMS LIMITED AND CCS COMPUTEL COMPUTER SYSTEM GMBH)
Independent Auditors' Report..........................................................  F-34
Consolidated Balance Sheets -- December 31, 1994 and 1995 and June 30, 1996
  (Unaudited).........................................................................  F-35
Consolidated Statements of Operations and Accumulated Deficit -- the Period from April
  15, 1994 (Inception) to December 31, 1994, the Year ended December 31, 1995, and the six months ended June 30, 1995 and 1996 (Unaudited).................................  F-36
Consolidated Statements of Cash Flows -- the Period from April 15, 1994 (Inception) to
  December 31, 1994, the Year ended December 31, 1995, and the six months ended June
  30, 1995 and 1996 (Unaudited).......................................................  F-37
Notes to Consolidated Financial Statements............................................  F-38
TICKETMASTER-INDIANA (A JOINT VENTURE)
Independent Auditors' Report..........................................................  F-43
Balance Sheets -- January 31, 1995 and 1996 and July 31, 1996 (Unaudited).............  F-44
Statements of Income and Venturers' Capital -- Years ended January 31, 1995 and 1996 and six months ended July 31, 1995 and 1996 (Unaudited).............................  F-45
Statements of Cash Flows -- Years ended January 31, 1995 and 1996 and six months ended
  July 31, 1995 and 1996 (Unaudited)..................................................  F-46
Notes to Financial Statements.........................................................  F-47

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ticketmaster Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Ticketmaster Group, Inc. and subsidiaries as of January 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' deficiency, and cash flows for each of the years in the three year period ended January 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ticketmaster Group, Inc. and subsidiaries as of January 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended January 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

     Los Angeles, California
     March 8, 1996, except for
        the first paragraph of Note 9,
        which is as of June 12, 1996, and
        Notes 7 and 14, which are as of
        September 19, 1996

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                     ASSETS

                                                                 JANUARY 31,
                                                            ---------------------      JULY 31,
                                                              1995         1996          1996
                                                            --------     --------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...............................  $ 38,752     $ 34,004      $  47,093
  Accounts receivable, ticket sales.......................    12,029        8,644         10,785
  Accounts receivable, other..............................     2,090        3,783          8,059
  Inventory...............................................       400          623          4,454
  Prepaid expenses........................................     5,884        5,491          5,969
                                                            --------     --------       --------
          Total current assets............................    59,155       52,545         76,360
Equipment and leasehold improvements, net.................    14,000       12,776         16,276
Investments in and advances to affiliates.................     6,350        9,784          8,334
Cost in excess of net assets acquired.....................    13,345       13,645         27,333
Intangible and other assets, net..........................    12,372       11,447         13,401
Deferred income taxes, net................................     3,370        5,200          5,470
                                                            --------     --------       --------
                                                            $108,592     $105,397      $ 147,174
                                                            ========     ========       ========

                            LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities:
  Current portion of long-term debt.......................  $     40     $     45      $     205
  Accounts payable, trade.................................     3,569        5,352          8,401
  Accounts payable, clients...............................    37,194       31,318         36,024
  Accrued expenses........................................    10,123        6,691         13,500
  Deferred income.........................................     2,075        5,165          8,847
                                                            --------     --------       --------
          Total current liabilities.......................    53,001       48,571         66,977
Long-term debt, net of current portion....................   151,559      159,864        178,401
Deferred rent and other...................................     2,337        3,627          5,963
Minority interests........................................     1,393        1,128          1,101
Exchangeable Promissory Note..............................        --           --          5,000
Shareholders' deficiency:
  Preferred stock.........................................        --           --             --
  Common stock, no par value, authorized 80,000,000
     shares, issued and outstanding 15,310,405 shares.....        --           --             --
  Additional paid-in capital..............................        --           --             --
  Accumulated deficit, net of foreign currency translation
     adjustment...........................................   (99,698)    (107,793)      (110,268)
                                                            --------     --------       --------
          Total shareholders' deficiency..................   (99,698)    (107,793)      (110,268)
                                                            --------     --------       --------
                                                            $108,592     $105,397      $ 147,174
                                                            ========     ========       ========

                See notes to consolidated financial statements.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)

                                                                               SIX MONTHS ENDED JULY
                                            YEAR ENDED JANUARY 31,                      31,
                                      -----------------------------------     -----------------------
                                        1994         1995         1996           1995         1996
                                      ---------   ----------   ----------     ----------   ----------
                                                                                    (UNAUDITED)
Revenue:
  Ticketing operations..............  $ 137,304   $  172,002   $  149,115     $   78,816   $   87,893
  Publications......................      4,575        4,640        4,198          1,766        4,512
  Sponsorship & Promotion...........      1,724        1,849        3,972            955        4,777
  Merchandising.....................         --        1,321        2,201          1,255        1,395
  Sales of Ticketing Equipment......      3,037        3,138        1,764            940        1,382
                                      ---------   ----------   ----------     ----------   ----------
                                        146,640      182,950      161,250         83,732       99,959
                                      ---------   ----------   ----------     ----------   ----------
Operating costs, expenses and other
  items:
  Ticketing operations..............     88,089      112,695       97,147         51,383       58,655
  Ticketing selling, general and
     administrative.................     28,931       28,917       27,748         13,731       16,278
  Publications......................      2,297        2,908        9,129          3,368        9,115
  Merchandising.....................         --        1,222        1,891          1,066        1,226
  Corporate general and
     administrative.................     11,738       13,722       14,758          6,874        8,396
  Write off of in process research
     and development................         --        7,500           --             --           --
  Depreciation and amortization.....      9,399       13,301        9,325          4,763        4,929
  Equity in net income of
     unconsolidated affiliates......     (1,577)      (1,360)      (1,458)        (1,345)      (2,136)
                                      ---------   ----------   ----------     ----------   ----------
     Operating income...............      7,763        4,045        2,710          3,892        3,496
Other expenses:
  Interest expense, net.............      3,211       12,409       12,782          6,528        5,917
  Minority interests................        712          984          273            281          126
                                      ---------   ----------   ----------     ----------   ----------
     Income (loss) before income
       taxes........................      3,840       (9,348)     (10,345)        (2,917)      (2,547)
Income tax provision (benefit)......      3,800       (2,670)      (2,250)          (590)        (129)
                                      ---------   ----------   ----------     ----------   ----------
     Net income (loss)..............  $      40   $   (6,678)  $   (8,095)    $   (2,327)  $   (2,418)
                                      =========   ==========   ==========     ==========   ==========
Net income (loss) per share.........  $    0.01   $    (0.44)  $    (0.53)    $    (0.15)  $    (0.16)
                                      =========   ==========   ==========     ==========   ==========
Weighted average number of common
  shares outstanding................  4,992,563   15,310,405   15,310,405     15,310,405   15,310,405
                                      =========   ==========   ==========     ==========   ==========

                See notes to consolidated financial statements.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                            PREFERRED STOCK, NO PAR   COMMON STOCK, NO PAR                   RETAINED
                              (NUMBER OF SHARES)       (NUMBER OF SHARES)     ADDITIONAL    EARNINGS/         TOTAL
                            -----------------------   ---------------------    PAID IN     (ACCUMULATED   SHAREHOLDERS'
                             SERIES I    SERIES II     SERIES A    SERIES B    CAPITAL       DEFICIT)      DEFICIENCY
                            ----------   ----------   ----------   --------   ----------   ------------   -------------
Balance at January 31,
  1993.....................  9,452,982    5,700,085    2,973,385     47,701   $   13,479    $    8,605      $  22,084
Issuance of Series A common
  stock....................         --           --   12,539,222         --      177,348        (3,214)       174,134
Redemption of preferred
  stock.................... (9,452,982)  (5,700,085)          --         --      (10,593)           --        (10,593)
Repurchase of Series A
  common stock.............         --           --     (249,903)        --      (25,943)           --        (25,943)
Dividends paid to preferred
  shareholders.............                                                                    (12,848)       (12,848)
Dividends paid to common
  shareholders.............         --           --           --         --     (154,291)      (85,603)      (239,894)
Net income.................         --           --           --         --                         40             40
                            ----------   ----------   ----------   --------   ----------    ----------      ---------
Balance at January 31,
  1994.....................         --           --   15,262,704     47,701           --       (93,020)       (93,020)
Common stock conversion....                               47,701    (47,701)                                       --
Net loss...................         --           --                                   --        (6,678)        (6,678)
                            ----------   ----------   ----------   --------   ----------    ----------      ---------
Balance at January 31,
  1995.....................         --           --   15,310,405         --           --       (99,698)       (99,698)
Net loss...................         --           --                      --           --        (8,095)        (8,095)
                            ----------   ----------   ----------   --------   ----------    ----------      ---------
Balance at January 31,
  1996.....................         --           --   15,310,405         --           --      (107,793)      (107,793)
Foreign currency
  translation adjustment
  (unaudited)..............         --           --           --         --           --           (57)           (57)
Net loss (unaudited).......         --           --           --         --           --        (2,418)        (2,418)
                            ----------   ----------   ----------   --------   ----------    ----------      ---------
Balance at July 31, 1996
  (unaudited)..............         --           --   15,310,405         --   $       --    $ (110,268)     $(110,268)
                            ==========   ==========   ==========   ========   ==========    ==========      =========

                See notes to consolidated financial statements.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                      SIX MONTHS ENDED
                                                                       YEAR ENDED JANUARY 31,             JULY 31,
                                                                  ---------------------------------   -----------------
                                                                    1994        1995        1996       1995      1996
                                                                  ---------   ---------   ---------   -------   -------
                                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).............................................  $      40   $  (6,678)  $  (8,095)  $(2,327)  $(2,418)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization...............................      9,399      13,301       9,325     4,763     4,929
    Income attributable to minority interests...................        712         984         273       281       126
    Equity in net income of unconsolidated affiliates...........     (1,577)     (1,360)     (1,458)   (1,345)   (2,136)
    Deferred income taxes.......................................        (60)     (4,200)     (1,830)     (300)     (270)
    Changes in operating assets and liabilities, net of effects from purchase of venturers' interests:
      Accounts receivable, ticket sales.........................     (4,241)      1,797       3,385    (2,018)     (680)
      Accounts receivable, other................................       (192)       (624)     (1,693)      272       484
      Inventory.................................................       (655)        520        (223)        7        63
      Prepaid expenses..........................................      1,530      (1,036)        393     1,524       457
      Accounts payable, trade...................................        532        (501)      1,783    (1,012)     (782)
      Accounts payable, clients.................................      7,394       7,632      (5,876)      982     2,013
      Accrued expenses..........................................         42       4,036      (3,432)   (4,464)    1,337
      Deferred income...........................................      1,192      (1,409)      3,090      (275)    1,998
      Deferred rent and other...................................        455        (153)      1,290     1,134     2,336
                                                                  ---------   ---------   ---------   -------   -------
         Net cash provided by (used in) operating activities....     14,571      12,309      (3,068)   (2,778)    7,457
                                                                  ---------   ---------   ---------   -------   -------
Cash flows from investing activities:
  Purchase of equipment and leasehold improvements..............     (3,072)     (6,838)     (3,644)   (2,012)   (3,260)
  Investments in affiliates.....................................     (1,280)     (2,586)     (7,736)   (1,853)   (1,809)
  Return on investments in affiliates...........................      3,845       4,060       5,760     5,254     2,940
  Cost in excess of net assets acquired.........................     (6,402)     (3,250)     (2,225)   (2,225)   (1,550)
  Intangible and other assets...................................        659      (5,939)     (1,607)   (3,604)      193
  Payment for acquisitions of venturers' interests, net of cash
    acquired....................................................         --          --          --        --    (1,172)
                                                                  ---------   ---------   ---------   -------   -------
         Net cash used in investing activities..................     (6,250)    (14,553)     (9,452)   (4,440)   (4,658)
                                                                  ---------   ---------   ---------   -------   -------
Cash flows from financing activities:
  Proceeds from long-term debt..................................    138,890     161,036     136,339     4,230    10,773
  Reduction of long-term debt...................................    (21,497)   (144,910)   (128,029)       --      (273)
  Distributions to minority shareholders........................       (650)     (1,040)       (538)     (383)     (153)
  Issuance of common stock......................................    169,803          --          --        --        --
  Redemption and retirement of preferred and common stock.......    (36,536)         --          --        --        --
  Payment of dividends/distributions............................   (252,742)         --          --        --        --
                                                                  ---------   ---------   ---------   -------   -------
         Net cash (used in) provided by financing activities....     (2,732)     15,086       7,772     3,847    10,347
                                                                  ---------   ---------   ---------   -------   -------
Effect of exchange rate changes on cash and cash equivalents....         --          --          --        --       (57)
                                                                  ---------   ---------   ---------   -------   -------
         Net increase (decrease) in cash and cash-equivalents...      5,589      12,842      (4,748)   (3,371)   13,089
Cash and cash equivalents, beginning of period..................     20,321      25,910      38,752    38,752    34,004
                                                                  ---------   ---------   ---------   -------   -------
Cash and cash equivalents, end of period........................  $  25,910   $  38,752   $  34,004   $35,381   $47,093
                                                                  =========   =========   =========   =======   =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest....................................................  $   2,155   $  14,268   $  12,913   $ 6,705   $ 6,108
    Income taxes................................................      4,743       4,256         997       714       564
                                                                  =========   =========   =========   =======   =======

Supplemental schedule of noncash investing and financing activities:
     During the six months ended July 31, 1996, the Company acquired the 50% interest of its partners in the European Joint Venture and Pacer/CATS/CCS. In conjunction with the acquisitions, liabilities were assumed as follows:

        Fair value of assets acquired................................  $29,300
        Cash paid for venturers' interests...........................    6,000
        Exchangeable promissory note issued for venturer's
          interests..................................................    5,000
                                                                        ------
                 Liabilities assumed.................................  $18,300
                                                                        ======

                See notes to consolidated financial statements.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General

     Ticketmaster Group, Inc. and subsidiaries (the Company) is the leading provider of automated ticketing services in the United States with clients including the country's foremost entertainment facilities, promoters and professional sports franchises. The Company has established its market position by providing automated ticketing services to organizations that sponsor events, which enable patrons alternatives to purchasing tickets through operator-staffed call centers and independent sales outlets remote to the facility box office.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and majority (80% or greater) owned companies and joint ventures. Investments in companies and joint ventures, which ownership interests range from 20-50% and in which the Company exercises significant influence over operating and financial policies, are accounted for using the equity method at cost plus advances, increased or decreased by the Company's share of earnings or losses, less dividends received. All significant intercompany balances and transactions have been eliminated.

  Unaudited Interim Financial Statements

     The accompanying consolidated financial statements of the Company as of July 31, 1996 and for the six months ended July 31, 1995 and 1996 are unaudited, but in the opinion of management reflect all adjustments necessary (consisting of those of a normal recurring nature) for a fair presentation of such consolidated financial statements in accordance with generally accepted accounting principles. The results of operations for interim periods are not necessarily indicative of results for a full year.

  Revenue Recognition

     Revenue from ticket operations is recognized as tickets are sold. Revenue from all other sources is recognized either upon delivery or when the service is provided.

  Cash and Cash Equivalents

     The Company classifies all highly liquid debt instruments purchased with an original maturity of three months or less as cash equivalents.

  Accounts Receivable, Ticket Sales

     Accounts receivable, ticket sales are principally due from ticketing outlets and represent the face value of the tickets sold plus convenience charges, generally net of outlet commissions. The Company performs credit evaluations of new ticket outlets, which are reviewed and updated periodically, requiring collateral as circumstances warrant.

  Inventory

     Inventory, consisting primarily of systems hardware and supplies, is stated at the lower of cost (specific identification) or market.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets of three to five years or, for leasehold improvements, the term of the lease, if shorter. When assets are retired or otherwise disposed of, the cost is removed from the asset account and the corresponding accumulated depreciation is removed from the related allowance account and any gain or loss is reflected in results of operations.

  Cost in Excess of Net Assets Acquired

     The cost in excess of net assets acquired represents amounts allocated to goodwill through the purchase of other businesses, ticketing operations and minority interests and is being amortized by the straight-line method principally over terms ranging from ten to fifteen years.

     The Company continually monitors its cost in excess of net assets acquired (goodwill) to determine whether any impairment of these assets has occurred. In making such determination with respect to goodwill, the Company evaluates the expected future cash flows, on an undiscounted basis, of the underlying businesses which gave rise to such amounts. Based on this review, the Company does not believe that any impairment of its goodwill has occurred.

  Intangible and Other Assets

     The purchased user agreements and other long term assets are being amortized generally in accordance with the contract terms, primarily on a straight-line basis, including any annual minimum guarantees specified by the contract. The lives of the contracts generally range from 2 to 10 years. The covenants not to compete are being amortized using the straight-line method over the lives of the noncompetition agreements, ranging from 2 to 10 years.

     The Company continually monitors its purchased user agreements, other long term assets and covenants not to compete to determine whether any impairment of these assets has occurred. In making such determination with respect to purchased user agreements, the Company evaluates the expected future cash flows, on an undiscounted basis, based on past performance for the agreements which gave rise to such amounts. Based on this review, the Company does not believe that an impairment of its intangible and other assets has occurred.

  Accounts Payable, Clients

     Accounts payable, clients represents contractual amounts due to clients for tickets sold by the Company on behalf of the organizations that sponsor events.

  Deferred Revenue

     Deferred revenue primarily consists of subscription revenue collected in advance of the subscription period. Deferred revenue is recognized as earned, pro rata on a monthly basis, over the life of subscriptions. Costs in connection with the procurement of subscriptions are charged to expense as incurred.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Income Taxes

     Deferred tax assets and liabilities are recognized with respect to the tax consequences attributable to the differences between the financial statement carrying values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Further, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Foreign Currency Translation

     The consolidated financial statements of foreign subsidiaries are translated into U.S. dollars. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity until the investment in the foreign entity is sold or liquidated. Gains and losses on currency transactions were immaterial for all periods presented.

  Concentration of Credit Risk

     The Company places its temporary cash investments principally in commercial paper with large domestic and international companies and limits the amount of credit exposure in any one company.

  Income (Loss) per Share

     Income (loss) per share is based on the weighted average number of Common Shares outstanding, as adjusted for the reverse stock split (Note 15) for all periods presented plus common stock equivalents arising from outstanding options using the treasury stock method. Common stock equivalents have been excluded for loss years as their effect is antidilutive.

     Pursuant to the requirements of the Securities and Exchange Commission, Common Shares and stock options issued by the Company during the twelve months immediately preceding an initial public offering are included in the calculation of the weighted average shares outstanding as if they were outstanding for all periods presented using the treasury stock method. No dilutive options were granted in the 12-month period preceding the initial public offering.

  Financial Instruments

     The estimated fair values of cash, accounts receivable, notes receivable, accounts payable, accrued expenses, income taxes payable, exchangeable promissory note and long term debt approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Effect of Recent Accounting Changes

     In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 encourages a new method of recognizing stock-based compensation expense using the estimated fair value of employee stock options. Alternatively, companies may choose to retain the approach set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and provide expanded footnote disclosure. The statement is effective for the Company's fiscal year 1997. The Company currently does not plan to use the fair value method when it adopts the pronouncement. Accordingly, if the Company makes this election, SFAS No. 123 will have no impact on the Company's financial position or results of operations for future periods.

(2) EQUIPMENT & LEASEHOLD IMPROVEMENTS, NET

     Equipment and leasehold improvements consisted of the following (in thousands):

                                                         JANUARY 31,
                                                    ---------------------      JULY 31,
                                                      1995         1996          1996
                                                    --------     --------     -----------
                                                                              (UNAUDITED)
        Computer equipment........................  $ 16,004     $ 17,203      $  21,440
        Telephone equipment and furnishings.......     7,733        7,688          9,540
        Transportation equipment..................       562          642            803
        Leasehold improvements....................     3,485        3,516          3,690
                                                    --------     --------       --------
                                                      27,784       29,049         35,473
        Less accumulated depreciation &
          amortization............................   (13,784)     (16,273)       (19,197)
                                                    --------     --------       --------
                                                    $ 14,000     $ 12,776      $  16,276
                                                    ========     ========       ========

(3) INTANGIBLE AND OTHER ASSETS, NET

     Intangible and other long term assets consisted of the following (in thousands):

                                                          JANUARY 31,
                                                      -------------------      JULY 31,
                                                       1995        1996          1996
                                                      -------     -------     -----------
                                                                              (UNAUDITED)
        Purchased user agreements...................  $ 7,448     $ 5,949       $ 8,031
        Covenants not to compete....................    1,638       1,274         1,137
        Other.......................................    3,286       2,674         3,053
        Notes Receivable............................       --       1,550         1,180
                                                      -------     -------       -------
                                                      $12,372     $11,447       $13,401
                                                      =======     =======       =======

     The purchased user agreements and other long term assets are being amortized generally in accordance with the contract terms, primarily on a straight-line basis, including any annual minimum guarantees specified by the contract. The lives of the contracts generally range from 2 to 10 years. The covenants not to compete are being amortized using the straight-line method over the lives of the noncompetition agreements, principally ranging from 2 to 10 years. Other long term assets include prepaid bank fees.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(3) INTANGIBLE AND OTHER ASSETS, NET (CONTINUED)
     Notes receivable consists of the long term portion of a $2 million note entered into with a related party in May 1995. The $2 million note bears an interest rate of prime (8.25% at July 31, 1996) plus 1% and is due in monthly installments through April 30, 1997 with the balance due on May 31, 1997.

(4) INVESTMENTS IN AND ADVANCES TO AFFILIATES

     Investments in Joint Ventures, which the Company refers to also as affiliates or " affiliated companies", consisted of the following (in thousands):



                                                              JANUARY 31,
                                                           ------------------      JULY 31,
                                                            1995       1996          1996
                                                           ------     -------     -----------
                                                                                  (UNAUDITED)
    Investments in Ticketing Joint Ventures..............  $5,345     $ 7,458       $ 5,673
    Investment in Pacer/CATS/CCS.........................    (334)     (2,430)           --
    Advances to Pacer/CATS/CCS...........................     500       2,000            --
    Investment in and advances to VJNIL (defined
      below).............................................      --       2,270         2,181
    Other investments....................................     839         486           480
                                                           ------     -------        ------
                                                           $6,350     $ 9,784       $ 8,334
                                                           ======     =======        ======

     All of the above investments are accounted for under the equity method. The Company is managing general partner of each of the Joint Ventures.

     TICKETING JOINT VENTURES

     The percentage interest owned for the ticketing joint ventures is as follows:

                                                              JANUARY 31,
                                                           -----------------      JULY 31,
                           VENTURE                          1995       1996         1996
    -----------------------------------------------------  ------     ------     -----------
                                                                                 (UNAUDITED)
    Ticketmaster-Northwest...............................  50.00%     50.00%        50.00%
    Ticketmaster-Indiana.................................  50.00%     50.00%        50.00%
    Ticketmaster-Southeast...............................  33.33%     33.33%        33.33%
    Ticketmaster-Australia...............................   0.00%     50.00%        50.00%
    TM-UK Limited........................................  50.00%     50.00%       100.00%
    TM-Europe Group......................................  50.00%     50.00%       100.00%

     On December 1, 1995, the Company entered into a series of agreements which resulted in the acquisition of a 50% interest in Joint Ventures with its former licensee in Melbourne, Australia for Australian $2.8 million (approximately US $2 million). Subsequent to January 31, 1996, an additional Australian $400,000 (approximately US $300,000) was paid in accordance with certain contingent consideration provisions of the Joint Venture Agreement for a total of Australian $3.2 million (approximately US $2.3 million).

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(4) INVESTMENTS IN AND ADVANCES TO AFFILIATES (CONTINUED)
     Summarized financial information of the unconsolidated ticketing joint ventures is presented below (in thousands):

                                                                            SIX MONTHS ENDED
                                           YEARS ENDED JANUARY 31,              JULY 31,
                                       -------------------------------     -------------------
                                        1994        1995        1996        1995        1996
                                       -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
    COMBINED RESULTS OF OPERATIONS
    Revenues.........................  $41,812     $49,915     $57,068     $29,054     $33,271
    Operating income.................    3,845       6,979      12,407       6,447       6,658
    Net income.......................    3,738       6,903      12,450       6,469       6,537

                                                              JANUARY 31,          JULY 31,
                                                          -------------------
                                                           1995        1996          1996
                                                          -------     -------     -----------
                                                                                  (UNAUDITED)


    COMBINED FINANCIAL POSITION
    Total assets........................................  $30,376     $41,373     $29,309
    Total liabilities...................................   19,273      25,938      17,316
    Venturers' capital..................................   11,103      15,435      11,993

     PACER/CATS/CCS

     On April 14, 1994, the Company and WIL Incorporated (WIL), formed a joint venture, Pacer/CATS/CCS -- a Wembley/Ticketmaster Joint Venture (the Pacer Joint Venture) to develop, design and service stand-alone computer ticket systems, as well as other management information systems to be used in various venues, including motion picture theaters, stadiums, arenas and amusement parks. During the years ended January 31, 1995 and 1996, the Company had a 50% interest in and served as the managing general partner of the Pacer Joint Venture. On July 29, 1996 (as described in Note 15), the Company became the 100% owner of the Pacer Joint Venture.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(4) INVESTMENTS IN AND ADVANCES TO AFFILIATES (CONTINUED)
     Summarized financial information of the Pacer Joint Venture is presented below (in thousands):

                                        PERIOD FROM
                                          APRIL 15
                                        (INCEPTION)                        SIX MONTHS ENDED
                                          THROUGH         YEAR ENDED           JUNE 30,
                                        DECEMBER 31,     DECEMBER 31,     -------------------
                                            1994             1995          1995        1996
                                        ------------     ------------     -------     -------
                                                                              (UNAUDITED)
        STATEMENTS OF OPERATIONS
        Revenues......................    $ 19,354         $ 22,985       $10,755     $12,964
        Loss from operations..........      (2,267)          (3,717)       (1,748)       (689)
        Net loss......................      (3,271)          (5,007)       (2,272)     (1,173)

                                                         DECEMBER 31,              JUNE 30,
                                                      -------------------
                                                       1994        1995              1996
                                                      -------     -------         -----------
                                                                                  (UNAUDITED)


        BALANCE SHEETS
        Current assets..............................  $10,147     $ 9,883             $ 9,212
        Noncurrent assets...........................    5,490       5,671               5,752
                                                      -------     -------             -------
                  Total assets......................  $15,637     $15,554             $14,964
                                                      =======     =======             =======
        Current liabilities.........................  $ 8,770     $ 8,549             $ 7,504
        Noncurrent liabilities......................    6,964       7,322               7,507
        Due to Joint Venture partners...............       --       2,000               2,000
        Venturer's deficiency.......................      (97)     (2,317)             (2,047)
                                                      -------     -------             -------
                  Total liabilities and deficit.....  $15,637     $15,554             $14,964
                                                      =======     =======             =======

     During the Company's fiscal year ended January 31, 1996 and the six months ended July 31, 1996, the Company was the principal source of funds to the venture for operating purposes; accordingly, the Company recorded losses in excess of its proportionate 50% interest of approximately $1.7 million and $550,000 for the year ended January 31, 1996 and the six months ended July 31, 1996, respectively.

     VIDEO JUKEBOX NETWORK INTERNATIONAL LIMITED (VJNIL)

     On June 30, 1995, the Company acquired 50% of the common stock in VJNIL for $2.2 million in cash and commitments for future management services equivalent to $1 million (the VJNIL Transaction). The investment is being accounted for using the equity method of accounting. The purchase price exceeded the equity in the net assets of VJNIL by $2.2 million, which is being amortized on the straight line method over a period of ten years. Summarized financial information relating to VJNIL has not been presented since its operating results and financial position are not material to the Company.

     Concurrent with the closing of the VJNIL Transaction, the Company loaned VJNIL $1.5 million. The Note Receivable bears an interest rate of Prime (8.25% at July 31, 1996) plus 1%; the first payment is due on July 1, 1997 with the final installment due on October 1, 2005.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(5) LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                                JANUARY 31,          JULY 31,
                                                            -------------------
                                                              1995       1996          1996
                                                            --------   --------    -----------
                                                                                   (UNAUDITED)


    Notes payable to bank on revolving loan (commitments
      of $135 million at January 31, 1995, $100 million at
      January 31, 1996, and July 31, 1996, respectively),
      collateralized by substantially all of the Company's
      assets, payable on December 31, 1999: bearing
      interest at the London Inter-Bank Offering Rate
      (4.3%, 5.5% and 5.4% at January 31, 1995 and 1996,
      and July 31, 1996, respectively) plus the applicable
      margin, as defined (1.825%, 1.625% and 1.625% at
      January 31, 1995 and 1996, and July 31, 1996,
      respectively).......................................  $111,450   $ 84,800    $  95,800
    Notes payable to bank on term loan collateralized by
      substantially all of the Company's assets and
      certain publicly traded common stock pledged by the
      major shareholder, payable on December 31, 1999:
      bearing interest at the London Inter-Bank Offering
      Rate (4.3%, 5.5% and 5.4% at January 31, 1995 and
      1996, and July 31, 1996, respectively), plus the
      applicable margin, as defined (1.825% , 1.625% and
      1.625% at January 31, 1995 and 1996, and July 31,
      1996, respectively).................................    40,000     75,000       75,000
    Notes payable to bank on term loan collateralized by
      substantially all of Pacer's assets, interest at
      prime (8.25% at July 31, 1996) plus 0.25% or at the
      Inter-Bank Offering Rate (8.25% at July 31, 1996),
      plus 225 basis points; interest payable monthly;
      principal payable monthly beginning July 31, 1997
      with the balance due on June 30, 1999...............        --         --        7,507
    Other.................................................       149        109          299
                                                            --------   --------     --------
                                                             151,599    159,909      178,606
    Less current portion..................................        40         45          205
                                                            --------   --------     --------
                                                            $151,559   $159,864    $ 178,401
                                                            ========   ========     ========

     Annual principal payments due subsequent to January 31, 1996 are as follows (in thousands):

            Year ending January 31:
              1997....................................................  $     45
              1998....................................................        50
              1999....................................................     9,814
              2000....................................................   150,000
                                                                        --------
                                                                        $159,909
                                                                        ========

     Aggregate bank group commitment under the terms of the Company's revolving loan agreement, currently equals $100 million reducing to $90 million at December 31, 1997 and $75 million at December 31, 1998.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(5) LONG-TERM DEBT (CONTINUED)
     The Company's revolving credit and term loan borrowing agreements with its bank group are subject to certain restrictive covenants relating to, among other things, net worth, cash flows and capital expenditures. The Company was in compliance with its restrictive covenants or has obtained the necessary waivers from its bank for the fiscal years ended January 31, 1994, 1995 and 1996 and for the six months ended July 31, 1996. In addition, the Company's Credit agreements impose restrictions on the payment of dividends to the Company's shareholders.

     The Company has issued standby letters of credit totaling $125,000 and $1.4 million on January 31, 1996 and July 31, 1996, respectively.

(6) INCOME TAXES

     Deferred income taxes result from temporary differences in the tax and financial reporting bases of certain assets and liabilities. The sources of these differences and the tax effect of each were as follows (in thousands):

                                                             JANUARY 31,
                                                          -----------------      JULY 31,
                                                           1995       1996         1996
                                                          ------     ------     -----------
                                                                                (UNAUDITED)
    DEFERRED TAX ASSETS:
    Investments in affiliates due to equity in net loss
      and amortization period differences...............  $3,370     $5,125       $ 5,025
    Deferred revenue....................................      --        975         1,050
    Contributions.......................................      --        375           615
    State and local taxes...............................     165        130           125
    Cost in excess of net assets acquired, principally
      due to amortization...............................      90         --            --
    Other...............................................       5         50            35
                                                          ------     ------        ------
              Total deferred tax assets.................   3,630      6,655         6,850
    DEFERRED TAX LIABILITIES:
    Other intangible assets, principally due to
      amortization......................................      --        880           700
    Equipment and leasehold improvements, principally
      due to depreciation...............................     260        575           415
    Cost in excess of net assets acquired, principally
      due to amortization...............................      --         --           265
                                                          ------     ------        ------
              Total deferred tax liabilities............     260      1,455         1,380
                                                          ------     ------        ------
                   Net deferred tax assets..............  $3,370     $5,200       $ 5,470
                                                          ======     ======        ======

     In assessing the realizability of the net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of January 31, 1996 and July 31, 1996, the Company had not provided a valuation allowance to reduce the net deferred tax assets due to the Company's expectation of future taxable income against which the deferred tax asset may be realized.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(6) INCOME TAXES (CONTINUED)
     The provision/(benefit) for income taxes consisted of the following (in thousands):

                                                                                SIX MONTHS
                                                                                   ENDED
                                              YEARS ENDED JANUARY 31,            JULY 31,
                                           ------------------------------     ---------------
                                            1994       1995        1996       1995      1996
                                           ------     -------     -------     -----     -----
                                                                                (UNAUDITED)
    Current:
      Federal............................  $3,000     $   510     $(1,500)    $(720)    $(390)
      State..............................     860       1,020       1,080       430       490
      Foreign............................      --          --          --        --        41
      Deferred...........................     (60)     (4,200)     (1,830)     (300)     (270)
                                           ------     -------     -------     -----     -----
                                           $3,800     $(2,670)    $(2,250)    $(590)    $(129)
                                           ======     =======     =======     =====     =====

     The following is a reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate:

                                                                                 SIX MONTHS
                                                                                    ENDED
                                                  YEARS ENDED JANUARY 31,         JULY 31,
                                                  -----------------------       -------------
                                                  1994      1995      1996      1995      1996
                                                  ---       ---       ---       ---       ---
                                                                                 (UNAUDITED)
    Statutory Federal income tax expense........   35%      (34)%     (34)%     (34)%     (34)%
    State income taxes, net of Federal
      benefit...................................    6         2         5         8        13
    Effect of foreign operations................    3        (1)       (3)       (4)       (7)
    Stock transaction and other costs...........   48        --        --        --        --
    Amortization of excess cost over fair market
      value of net assets acquired..............    7         3         5         4        10
    Meals and entertainment limitation..........              3         2         4         5
    Other.......................................   --        (2)        3         2         8
                                                   --       ---       ---       ---       ---
                                                   99%      (29)%     (22)%     (20)%      (5)%
                                                   ==       ===       ===       ===       ===

(7) CAPITAL STOCK

     In August 1996, the Company amended its Restated Certificate of Incorporation pursuant to which the classes of the Company's Common and Preferred Stock were revised (the Stock Amendment). There were no accounting effects as a result of the Stock Amendment; a description of the Company's structure before and after the Stock Amendment follows:

     COMMON STOCK

     Prior to the Stock Amendment, the Company had authorized the issuance of 80,000,000 shares of Series A Common Stock and 1,000,000 shares of Series B Common Stock. Each share of Series A Common Stock was entitled to one vote; Series B Common Stock had no voting rights. As of January 31, 1995 and 1996, and July 31, 1996, 15,310,405 shares of Series A Common Stock were issued and outstanding, and no shares of Series B Common Stock were issued or outstanding.

     Subsequent to the Stock Amendment, the authorized, issued and outstanding shares of the Company's Series A Common Stock, and the voting rights, remained unchanged. The Company no longer had Series B Common Stock.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(7) CAPITAL STOCK (CONTINUED)
     PREFERRED STOCK

     Prior to the Stock Amendment, the Company had authorized three series of Preferred Stock. The Company had 15,000,000 authorized shares of no par Series I Preferred Stock, 5,900,000 authorized shares of no par Series II Preferred Stock, and 4,100,000 shares of no par undesignated Preferred Stock. As of January 31, 1995 and 1996, and July 31, 1996 no shares of Preferred Stock were issued or outstanding.

     Subsequent to the Stock Amendment, the Company had 20,000,000 authorized shares of no par undesignated Preferred Stock. The Company no longer had Series I or II Preferred Stock.

(8) STOCK TRANSACTIONS

     COMMON STOCK

     On November 17, 1993, the Company declared and made a dividend distribution of $130 million to the holders of its common stock as of the close of business on November 19, 1993, which was paid as of that date in the form of promissory notes issued by the Company.

     On November 19 and December 10, 1993, the Company declared additional dividend distributions of $100 million and $9.9 million, payable to the holders of its common stock as of the close of business on November 22, 1993 and December 14, 1993, respectively.

     Also on November 19, 1993, the Company repurchased 249,903 shares of its no par Series A common stock for $26 million, in exchange for promissory notes (Repurchase Notes) issued by the Company.

     In December 1993, the Company authorized an additional 55,000,000 shares of no par Series A common stock, bringing the total number of such authorized shares to 80,000,000. On December 15, 1993, the Company issued 12,233,014 of these additional shares for proceeds of $170 million, net of $3.2 million of issue costs. The proceeds from the stock sale were utilized to repay in full the promissory notes issued to the shareholders on November 17, 1993, to partially fund the dividends declared on November 19 and December 10, 1993 and to repay in part the Repurchase Notes. The balance of the dividend distribution and the Repurchase Notes not funded in cash were funded with promissory notes (the Promissory Notes) issued by the Company in the aggregate principal amount of $100 million due December 1, 1994. Terms of the Promissory Notes include interest at the annual rate of 10% and restrictions on the payment of dividends. On November 18, 1994, the Promissory Notes plus accrued interest were paid from proceeds received in connection with the extension of credit from a group of banks.

     Additionally, as part of the December 15, 1993 transactions, the Company acquired the remaining shares of certain subsidiaries held by minority shareholders (including an officer of the Company) for approximately $6.3 million in cash and 306,208 shares of the Company's Series A no par common stock which was valued at approximately $4.3 million. Accordingly, the purchase price allocable to cost in excess of the net assets acquired was approximately $10.6 million, which is principally being amortized over a period of 10 years, and had a remaining unamortized balance of $9.7 million, $8.8 million and $8.4 million as of January 31, 1995 and 1996, and July 31, 1996, respectively.

     For the year ended January 31, 1994, the Company incurred approximately $6.8 million in expenses, including financial advisory and legal fees and special employee bonuses, related to the transactions described above, which are reflected in the consolidated statement of operations.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(8) STOCK TRANSACTIONS (CONTINUED)
     PREFERRED STOCK

     On November 1, 1993, the Company repurchased all 9,452,982 issued and outstanding shares of the Company's Series I Preferred Stock, at the stated redemption price of $1.00 per share and paid cumulative dividends in arrears of $11.5 million.

     On November 1, 1993, the Company paid a dividend of $1.3 million on the 5,700,875 outstanding shares of its Series II Preferred Stock, and on December 15, 1993, the Company repurchased all 5,700,875 outstanding shares of its Series II Preferred Stock at the stated redemption price of $.20 per share, and paid dividends totaling $6.8 million which had accumulated since the November 1, 1993 dividend payment date.

(9) LITIGATION AND GOVERNMENT INVESTIGATION

     The Company and several of its subsidiaries were named as defendants in several Federal and state antitrust consumer class action lawsuits. These cases alleged, among other things, violations of Sections 1 and 2 of the Sherman Act and various state causes of action under state antitrust laws. On May 31, 1996, these cases were dismissed on the merits without leave to amend. On June 12, 1996, plaintiffs appealed the court's decision.

     On March 17, 1995, Moviefone, Inc. and the Teleticketing Company, L.P. filed a complaint against a subsidiary of the Company in the United States District Court for the Southern District of New York. The complaint asserts that the subsidiary, by its conduct, including its acquisition of a 50% interest in a certain unconsolidated joint venture, has frustrated and prevented plaintiff's ability to provide movie information and teleticketing services. Furthermore, the complaint asserts that the Company's acquisition of its interest in such joint venture violates Section 7 of the Clayton Act and the Company's business conduct violates Sections 1 and 2 of the Sherman Act. The Company has filed a motion to dismiss which is fully briefed and undecided.

     The Company also is involved in various other investigations, lawsuits and claims arising in the normal conduct of its business. The Company has also at times responded to inquiries from various government and state authorities. In the opinion of the Company's management, none of these proceedings will have a material effect on the Company's financial position or results of operations.

(10) COMMITMENTS AND CONTINGENCIES

     The Company leases office space and equipment under various operating leases that expire at various dates through 2003. Future minimum lease payments are as follows as of January 31, 1996 (in thousands):

            YEAR ENDING
            JANUARY 31                                                   AMOUNT
            -----------                                                  ------
              1997.....................................................  $ 4,994
              1998.....................................................    4,886
              1999.....................................................    4,329
              2000.....................................................    3,717
              2001.....................................................    2,926
            Thereafter.................................................    6,236
                                                                         -------
                                                                         $27,088
                                                                         =======

     Additional rental payments may be required for the Company's pro rata share of certain operating expenses associated with office space leases.

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(10) COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Rental expense charged to operations for operating leases was approximately $4.8 million, $4.9 million, and $4.9 million for the years ended January 31, 1994, 1995 and 1996 respectively, and $2.4 million and $2.5 million for the six months ended July 31, 1995 and 1996, respectively.

     In September 1995, the Company agreed to advance up to $8 million (on a non-revolving basis) to an unrelated entity. As of January 31, 1996, the Company had advanced $1.1 million to the entity and as of July 31, 1996, all amounts advanced and substantially all interest had been repaid.

     The Company has entered into a make well agreement expiring June 30, 1997 (or sooner subject to its terms) covering $500,000 of Pacer's interest payments on bank indebtedness.

(11) 401(K) PLAN

     The Company has a 401(k) plan covering all eligible employees, which contains an employer matching feature of 25% up to a maximum of 6% of the employee's compensation. The Company's contribution for the plan years ended December 31, 1993, 1994 and 1995 was approximately $200,000, $190,000 and
$310,000, respectively.

(12) RELATED PARTY TRANSACTIONS

     The Company has employment contracts with certain senior executives which require through 1999, periodic payments aggregating $4.1 million to $4.8 million per year, plus performance bonuses based in part upon the annual results of operations.

     At January 31, 1995 and 1996, and July 31, 1996, an affiliate of a primary lender to the Company held 196,370 shares of Series A common stock, which represents approximately 1% of the shares outstanding.

     The Company has reached an agreement expiring on December 31, 2003, with an affiliate of its majority shareholder, whereby in exchange for services rendered in connection with the development of the Company's web site, the Company will pay royalties ranging from 5 - 10% of ticket service charges and merchandise sold through its web site (net of defined deductions). The agreement calls for an annual minimum royalty payment of $100,000 per year (pro-rated for 1996).

(13) STOCK OPTIONS

     In February 1994, the Company adopted the Ticketmaster Stock Plan (the
Plan), under which 3,250,000 shares of common stock have been reserved for issuance upon exercise of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights or phantom stock awards. As of January 31, 1995, the Company had granted, under the Plan, stock options to acquire 265,111 shares of common stock at an exercise price of $14.14 per share. No options were exercisable as of January 31, 1995. As of January 31, and July 31, 1996, 165,022 and 206,229 shares, respectively, were exercisable; the remaining shares vest ratably over the subsequent 21 months.

     On December 15, 1994, the Company granted, outside of the Plan, options to acquire 1,331,340 shares of common stock at an exercise price of $14.14 per share. As of January 31, 1995 and 1996, and July 31, 1996, 360,571, 693,406 and
859,824 options were exercisable, respectively. The remaining shares vest equally through January 1, 1998.

     On October 22, 1996, options to acquire 2,676,700 shares of common stock, exercisable at the price per share in the Company's initial public offering, were granted to employees. These options vest ratably over a

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(13) STOCK OPTIONS (CONTINUED)

four year period and expire ten years from date of grant. No options were exercised under any of the above grants as of July 31, 1996.

(14) SUBSEQUENT EVENTS

     BUSINESSES ACQUIRED

     On February 12, 1996 the Company completed the acquisition of certain assets of Tennessee Performing Arts Center Management Corporation, which manages a ticket selling business within the state of Tennessee for a purchase price of $1.6 million (the Nashville acquisition). The purchase price was funded from the Company's existing credit facility.

     On June 7, 1996, the Company acquired the minority interests held by its joint venture partner in Ticketmaster UK Limited and Ticketmaster Europe Group (collectively referred to as the European Joint Venture). The purchase consideration was $6 million in cash and an Exchangeable Promissory Note (the "Note") in the principal amount of $5 million, bearing interest at the prime rate (8.25% at July 31, 1996) due on June 7, 1997. The exchange provisions of the Note provide that it may be redeemed, only in its entirety, into shares of Common Stock equal to the outstanding principal amount of the Note divided by the price to be used in an initial offering of Common Stock to the public, prior to the maturity date of the Note.

     This acquisition has been recorded as a purchase transaction; accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. The excess of the estimated fair value of net assets acquired amounted to approximately $8.9 million, which has been accounted for as goodwill and is being amortized over 15 years using the straight line method. The accompanying consolidated statements of operations include the results of the European Joint Venture since the effective date of the acquisition.

     As discussed in Note 4, on July 29, 1996, the Company acquired the remaining 50% equity interest in the Pacer Joint Venture from WIL. Consideration paid by the Company in connection with its initial 50% interest in the Pacer Joint Venture and the subsequent 50% interest purchased from WIL aggregated approximately $16 million in cash and the assumption of $7.5 million of debt. WIL's contribution to the Pacer Joint Venture included certain ticketing technology in development and employment contracts with covenants-not-to-compete, for which the Company paid $7.5 million and $3.75 million, respectively. The technology in development was expensed as research and development cost by the Company. During the year ended January 31, 1995, the covenants-not-to-compete were charged to expense, as it was determined that this intangible had no future value to the Company. The remaining $3.25 million of the Company's excess investment over the underlying equity in the Pacer Joint Venture has been recorded as cost in excess of net assets acquired and is being amortized using the straight line method over a period of seven and a half years.

     On August 31, 1996, the Company purchased certain assets of its Albuquerque, New Mexico licensee for $150,000.

     The following unaudited pro forma information presents a summary of consolidated results of the Company, the European Joint Venture and the Pacer Joint Venture for the year ended January 31, 1996 and the six months ended July 31, 1996, assuming the acquisitions had been made as of February 1, 1995, with pro forma adjustments to give affect to amortization of goodwill and interest expense in notes payable issued in the

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(14) SUBSEQUENT EVENTS (CONTINUED)
European Joint Venture. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effective on February 1, 1995.

                                                       FISCAL YEAR ENDED     SIX MONTHS ENDED
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     JANUARY 31, 1996       JULY 31, 1996
        ---------------------------------------------  -----------------     ----------------
        Total Revenue................................      $ 196,319             $118,482
        Net loss.....................................        (12,910)              (3,483)
        Loss per share...............................          (0.84)               (0.23)

     Pro forma results of operations have not been presented for the Nashville or the New Mexico acquisitions because the pro forma effect of these acquisitions are not significant.

     BUSINESSES TO BE ACQUIRED

     On August 7, 1996, the Company entered into a letter of intent to acquire the license rights and related assets of its Philadelphia, Pennsylvania licensee for $19 million in cash. Such consideration will be paid from the proceeds of a loan to be obtained by the Company prior to consummation of the acquisition.

     On September 12, 1996, the Company entered into a letter of intent to acquire the 50% equity interest of its partner (the "Partner") in Ticketmaster-Indiana. In connection with this transaction Ticketmaster-Indiana will purchase newly issued convertible Preferred Stock of the Company (the "Preferred Stock") in exchange for Ticketmaster-Indiana's promissory note in the principal amount of $27 million and distribute the preferred stock to the Partner. The conversion features of this Preferred stock provide that in the event of an initial offering of the Company's Common Stock to the general public (the Offering), the Partner shall receive shares of Common Stock having an aggregate value of $27 million based on the price per share used in the Offering. Absent any Offering, the Partner may cause the Company to repurchase the Preferred Stock prior to the second anniversary of its issuance for $27 million plus interest at 10% after issuance of the Preferred Stock up to its repurchase by the Company.

     On September 19, 1996, the Company entered into an agreement to acquire a 27% equity interest in the Company's Mexico licensee from a third party for $1.8 million in cash and 5% of net distributions (as defined) received from the Mexican operation through December 31, 1998. Previously, on June 20, 1996, the Company and the majority owner of its Mexico licensee (CIE) signed a letter of intent to form a Joint Venture to operate in Central and South America wherein the Company will license its trademark and technology to the Joint Venture in exchange for a 23% portion of CIE's 73% ownership interest in the Company's Mexico licensee. Upon completion of these two transactions, the Company and CIE will each have a 50% equity interest in existing and future ticketing service entities in Mexico, Central America and South America.

     On October 16, 1996, the Company entered into an agreement to acquire the 20% equity interest of its partner in Southwest Ticketing, Inc., the Company's operating subsidiary in Texas, in consideration of $6 million (unaudited).

     On September 25, 1996, the Company entered into an agreement to acquire the 20% equity interest of its partner in Ticketmaster-Florida, Inc., the Company's operating subsidiary in Florida, in consideration of the Company's distribution to such partner of shares of Common Stock having a value of $4.6 million, based on the initial public offering price of the Common Stock in the offering (unaudited).

                            TICKETMASTER GROUP, INC.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(14) SUBSEQUENT EVENTS (CONTINUED)

     STOCK SPLIT

     On August 21, 1996, the Board of Directors authorized a one-for-three reverse stock split of the Company's common stock which subsequently was approved by the shareholders. All references in the consolidated financial statements to the number of common shares and per share amounts have been retroactively restated to reflect the decreased number of common shares outstanding.

                          INDEPENDENT AUDITORS' REPORT

The Venturers:

     We have audited the accompanying combined balance sheets of Unconsolidated Ticketing Joint Ventures of Ticketmaster Group, Inc. as of January 31, 1995 and 1996 and the related combined statements of operations, venturers' capital, and cash flows for each of the years in the three year period ended January 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Unconsolidated Ticketing Joint Ventures of Ticketmaster Group, Inc. as of January 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended January 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Los Angeles, California
March 8, 1996, except for Note 9,
which is as of
June 7, 1996

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                  JANUARY 31,
                                                              -------------------      JULY 31,
                                                               1995        1996          1996
                                                              -------     -------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $12,374     $19,175       $14,060
  Accounts receivable, ticket sales.........................    3,519       4,082         2,838
  Accounts receivable, other................................      408         821           649
  Prepaid expenses..........................................      928       1,631           775
                                                              -------     -------       -------
          Total current assets..............................   17,229      25,709        18,322
Equipment and leasehold improvements, net...................    4,336       4,062         3,418
Due from venturers..........................................       70         681           917
Cost in excess of net assets acquired.......................      706         566            --
Intangible and other assets, net............................    8,035      10,355         6,652
                                                              -------     -------       -------
                                                              $30,376     $41,373       $29,309
                                                              =======     =======       =======
                               LIABILITIES AND VENTURERS' CAPITAL
Current liabilities:
  Current portion of long-term debt.........................  $   222     $   181       $    20
  Accounts payable, trade...................................      827       1,332           831
  Accounts payable, clients.................................   12,408      18,744        13,020
  Accrued expenses..........................................    3,321       3,813         2,895
  Deferred income...........................................    1,083         274            --
                                                              -------     -------       -------
          Total current liabilities.........................   17,861      24,344        16,766
Long-term debt, net of current portion......................      295         214            91
Deferred rent and other.....................................    1,117       1,380           459
Venturers' capital..........................................   11,103      15,435        11,993
                                                              -------     -------       -------
                                                              $30,376     $41,373       $29,309
                                                              =======     =======       =======

                  See notes to combined financial statements.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                  YEARS ENDED JANUARY 31,            JULY 31,
                                               -----------------------------    ------------------
                                                1994       1995       1996       1995       1996
                                               -------    -------    -------    -------    -------
                                                                                   (UNAUDITED)
Revenue:
  Ticketing operations.......................  $39,457    $46,921    $54,178    $27,530    $32,708
  Publications...............................    1,599      2,129      1,939      1,009        176
  Sponsorship & Promotion....................      756        865        951        515        387
                                               -------    -------    -------    -------    -------
                                                41,812     49,915     57,068     29,054     33,271
                                               -------    -------    -------    -------    -------
Operating costs, expenses and other items:
  Ticketing operations.......................   22,846     28,208     30,836     15,652     18,344
  Ticketing selling, general and
     administrative..........................    9,187      9,094      9,232      4,633      6,058
  Publications...............................    1,108      1,261      1,148        611        128
  Depreciation and amortization..............    4,826      4,373      3,445      1,711      2,083
                                               -------    -------    -------    -------    -------
     Operating income........................    3,845      6,979     12,407      6,447      6,658
Interest expense (income), net...............      107         76        (43)       (22)      (128)
                                               -------    -------    -------    -------    -------
     Income before income taxes..............    3,738      6,903     12,450      6,469      6,786
Foreign income tax provision.................       --         --         --         --        249
                                               -------    -------    -------    -------    -------
     Net income..............................  $ 3,738    $ 6,903    $12,450    $ 6,469    $ 6,537
                                               =======    =======    =======    =======    =======

                  See notes to combined financial statements.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

                   COMBINED STATEMENTS OF VENTURERS' CAPITAL
                                 (IN THOUSANDS)

                                                          TICKETMASTER     JOINT VENTURE     VENTURERS'
                                                          GROUP, INC.        PARTNERS'        CAPITAL
                                                          ------------     -------------     ----------
Balance at January 31, 1993.............................    $  6,779          $ 7,374         $  14,153
Distribution to Venturers...............................      (3,845)          (4,790)           (8,635)
Venturers' investment...................................       1,745            1,745             3,490
Foreign currency translation adjustment.................           7                7                14
Net income..............................................       1,576            2,162             3,738
                                                             -------          -------          --------
Balance at January 31, 1994.............................       6,262            6,498            12,760
Distribution to Venturers...............................      (4,060)          (4,870)           (8,930)
Venturers' investment...................................          --              434               434
Foreign currency translation adjustment.................         (32)             (32)              (64)
Net income..............................................       3,118            3,785             6,903
                                                             -------          -------          --------
Balance at January 31, 1995.............................       5,288            5,815            11,103
Distribution to Venturers...............................      (5,760)          (6,595)          (12,355)
Venturers' investment...................................       2,088            2,088             4,176
Foreign currency translation adjustment.................          31               30                61
Net income..............................................       5,763            6,687            12,450
                                                             -------          -------          --------
Balance at January 31, 1996.............................       7,410            8,025            15,435
Distribution to Venturers (unaudited)...................      (2,940)          (3,280)           (6,220)
Venturers' investment (unaudited).......................         306              306               612
Purchase and sale of Venturer's interest (unaudited)....      (2,127)          (2,127)           (4,254)
Foreign currency translation adjustment (unaudited).....         (59)             (58)             (117)
Net income (unaudited)..................................       3,062            3,475             6,537
                                                             -------          -------          --------
Balance at July 31, 1996 (unaudited)....................    $  5,652          $ 6,341         $  11,993
                                                             =======          =======          ========

                  See notes to combined financial statements.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               SIX MONTHS ENDED JULY
                                                 YEAR ENDED JANUARY 31,                 31,
                                              ----------------------------     ---------------------
                                               1994      1995       1996        1995        1996
                                              -------   -------   --------     -------   -----------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income................................  $ 3,738   $ 6,903   $ 12,450     $ 6,469     $ 6,537
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization..........    4,826     4,373      3,445       1,711       2,083
     Changes in operating assets and
       liabilities:
       Accounts receivable, ticket sales....   (1,139)      969       (563)       (883)       (217)
       Accounts receivable, other...........      (76)       71       (413)       (149)         12
       Prepaid expenses.....................      125      (457)      (703)       (257)        111
       Accounts payable, trade..............     (299)      206        505         631         161
       Accounts payable, clients............   (2,093)    4,145      6,336         438      (3,031)
       Accrued expenses.....................    1,323       (54)       492       1,643       2,259
       Deferred income......................      477       (36)      (809)        (22)       (274)
       Due from venturers...................      273      (734)      (611)     (2,019)       (236)
       Deferred rent and other..............     (716)    1,117        263          (3)       (921)
                                              -------   -------    -------     -------     -------
          Net cash provided by operating
            activities......................    6,439    16,503     20,392       7,559       6,484
                                              -------   -------    -------     -------     -------
Cash flows from investing activities:
  Purchase of equipment and leasehold
     improvements...........................   (1,139)   (1,522)    (1,644)       (614)     (1,303)
  Intangible and other assets...............   (3,515)      155     (3,707)         40        (724)
  Purchase of venturer's interest...........       --        --         --          --      (4,254)
                                              -------   -------    -------     -------     -------
          Net cash used in investing
            activities......................   (4,654)   (1,367)    (5,351)       (574)     (6,281)
                                              -------   -------    -------     -------     -------
Cash flows from financing activities:
  Investments by venturers..................    3,490       434      4,176          --         612
  Distributions to venturers................   (8,635)   (8,930)   (12,355)     (7,005)     (6,220)
  Proceeds from long-term debt..............      313       161        231         183         412
  Reduction of long-term debt...............     (574)     (692)      (353)        (92)         (5)
                                              -------   -------    -------     -------     -------
          Net cash used in financing
            activities......................   (5,406)   (9,027)    (8,301)     (6,914)     (5,201)
                                              -------   -------    -------     -------     -------
Effect of exchange rate changes on cash and
  cash equivalents..........................       14       (64)        61          (5)       (117)
                                              -------   -------    -------     -------     -------
          Net increase (decrease) in cash
            and cash-equivalents............   (3,607)    6,045      6,801          66      (5,115)
Cash and cash equivalents, beginning of
  period....................................    9,936     6,329     12,374      12,374      19,175
                                              -------   -------    -------     -------     -------
Cash and cash equivalents, end of period....  $ 6,329   $12,374   $ 19,175     $12,440     $14,060
                                              =======   =======    =======     =======     =======
Supplemental disclosures of cash flow
  information:
  Cash paid during the period for:
     Interest...............................  $   170   $   213   $    171     $   101     $    31
                                              =======   =======    =======     =======     =======

                  See notes to combined financial statements.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Ticketmaster Group, Inc. (TM Group) owns interests in unconsolidated Joint Ventures which in turn provide automated ticketing services to organizations within selected geographic regions that sponsor events. These services provide patrons with alternatives to purchasing tickets at box offices, including the ability to purchase tickets at outlets, call centers or via the internet. A subsidiary of TM Group acts as managing general partner for each unconsolidated Joint Venture included in these combined financial statements. TM Groups' interest in each is as follows:

                                                          JANUARY 31,
                                                       -----------------      JULY 31,
                           VENTURE                      1995       1996         1996
        ---------------------------------------------  ------     ------     -----------
                                                                             (UNAUDITED)
        Ticketmaster-Northwest.......................  50.00%     50.00%        50.00%
        Ticketmaster-Indiana.........................  50.00%     50.00%        50.00%
        TM-UK Limited................................  50.00%     50.00%       100.00%
        TM-Europe Group..............................  50.00%     50.00%       100.00%
        Ticketmaster-Southeast.......................  33.33%     33.33%        33.33%
        Ticketmaster Australasia.....................   0.00%     50.00%        50.00%

     The combined financial statements include the accounts of the unconsolidated Joint Ventures listed above, collectively referred to as the "Company" or "Joint Ventures". All material intercompany balances and transactions have been eliminated.

  Unaudited Interim Financial Statements

     The accompanying combined financial statements of the Joint Ventures as of July 31, 1996 and for the six months ended July 31, 1995 and 1996 are unaudited, but in the opinion of management reflect all adjustments necessary (consisting of those of a normal recurring nature) for a fair presentation of such combined financial statements in accordance with generally accepted accounting principles. The results of operations for interim periods are not necessarily indicative of results for a full year.

  Revenue Recognition

     Revenue from ticket operations is recognized as tickets are sold.

  Cash and Cash Equivalents

     The Company classifies all highly liquid debt instruments purchased with an original maturity of three months or less as cash equivalents.

  Accounts Receivable, Ticket Sales

     Accounts receivable, ticket sales are principally from ticketing outlets and represent the face value of the tickets sold plus convenience charges, generally net of outlet commissions. The Company performs credit evaluations of new ticket outlets, which are reviewed and updated periodically, requiring collateral as circumstances warrant.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets of three to five years or, for leasehold improvements, the term of the lease, if shorter. When assets are retired or otherwise disposed of, the cost is removed from the asset account and the corresponding accumulated depreciation is removed from the related allowance account and any gain or loss is reflected in results of operations.

  Cost in Excess of Net Assets Acquired

     The cost in excess of net assets acquired represents amounts allocated to goodwill through the purchase of ticketing operations and minority interests and is being amortized by the straight-line method primarily over terms of up to ten years.

     The Company continually monitors its cost in excess of net assets acquired (goodwill) to determine whether any impairment of these assets has occurred. In making such determination with respect to goodwill, the Company evaluates the expected future cash flows, on an undiscounted basis, of the underlying businesses which gave rise to such amounts. Based on this review, the Company does not believe that any impairment of its goodwill has occurred.

  Intangible and Other Assets

     The purchased user agreements and other long term assets are being amortized generally in accordance with the contract terms, primarily on a straight-line basis, including any annual minimum guarantees specified by the contract. The lives of the contracts generally range from 2 to 10 years. The covenants not to compete are being amortized using the straight-line method over the lives of the noncompetition agreements, ranging from 2 to 10 years.

     The Company continually monitors its purchased user agreements, other long term assets and covenants not to compete to determine whether any impairment of these assets has occurred. In making such determination with respect to purchased user agreements, the Company evaluates the expected future cash flows, on an undiscounted basis, based on past performance for the agreements which gave rise to such amounts. Based on this review, the Company does not believe that an impairment of its intangible and other assets has occurred.

  Accounts Payable, Clients

     Accounts payable, clients represents contractual amounts due to clients for tickets sold by the Company on behalf of the organizations that sponsor events.

  Deferred Revenue

     Deferred revenue primarily consists of subscription revenue collected in advance of the subscription period. Deferred revenue is recorded as earned, pro rata on a monthly basis, over the life of subscriptions. Costs in connection with the procurement of subscriptions are charged to expense as incurred.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Income Taxes

     Income tax expense represents taxes in foreign jurisdictions. No provision has been made for Federal and state income taxes, since these taxes are the responsibility of the Venturers.

  Foreign Currency Translation

     The combined financial statements of foreign subsidiaries are translated into U.S. dollars. Gains and losses resulting from translation are accumulated in a separate component of Venturers' capital until the investment in the foreign entity is sold or liquidated. The Company's transactions predominately occur in U.S. dollars. Gains and losses on currency transactions were immaterial for all periods presented.

  Concentration of Credit Risk

     The Company places its temporary cash investments principally in commercial paper with large domestic and international companies and limits the amount of credit exposure in any one company.

  Financial Instruments

     The estimated fair values of cash, accounts receivable, due from Joint Venturers, accounts payable, accrued expenses and long term debt approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) EQUIPMENT & LEASEHOLD IMPROVEMENTS, NET

     Equipment and leasehold improvements consisted of the following (in thousands):

                                                          JANUARY 31,
                                                       ------------------      JULY 31,
                                                        1995       1996          1996
                                                       ------     -------     -----------
                                                                              (UNAUDITED)
        Computer equipment...........................  $6,920     $ 7,455       $ 6,811
        Telephone equipment and furnishings..........   2,344       1,984           449
        Transportation equipment.....................     321         489           299
        Leasehold improvements.......................     258         282           400
                                                       ------     -------        ------
                                                        9,843      10,210         7,959
        Less accumulated depreciation &
          amortization...............................   5,507       6,148         4,541
                                                       ------     -------        ------
                                                       $4,336     $ 4,062       $ 3,418
                                                       ======     =======        ======

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(3) INTANGIBLE AND OTHER ASSETS, NET

     Intangible and other long term assets consisted of the following (in thousands):

                                                          JANUARY 31,
                                                       ------------------      JULY 31,
                                                        1995       1996          1996
                                                       ------     -------     -----------
                                                                              (UNAUDITED)
        Purchased user agreements....................  $7,835     $10,218       $ 6,560
        Other........................................     200         137            92
                                                       ------     -------        ------
                                                       $8,035     $10,355       $ 6,652
                                                       ======     =======        ======

     The purchased user agreements and other long term assets are being amortized generally in accordance with the contract terms, primarily on a straight-line basis, including any annual minimum guarantees specified by the contract. The lives of the contracts generally range from 2 to 10 years.

(4) LONG-TERM DEBT

     Long-term debt consisted of the following (in thousands):

                                                            JANUARY 31,
                                                           -------------      JULY 31,
                                                           1995     1996        1996
                                                           ----     ----     -----------
                                                                             (UNAUDITED)
        Obligations payable on a revolving line of
          credit, collateralized by a Joint Venture's
          assets, interest at the foreign bank's base
          rate (6.25% at January 31, 1995), plus 1.25%
          payable in equal amounts.......................  $ 80     $ --        $  --
        Obligations payable for assets acquired, imputed
          interest at 9.4%, payable in monthly
          installments...................................   437      280           --
        Obligations payable for assets acquired, imputed
          interest at 8.7%, payable in monthly
          installments through November 30, 1998.........    --      115          111
                                                           ----     ----         ----
                                                            517      395          111
        Less current portion.............................   222      181           20
                                                           ----     ----         ----
                                                           $295     $214        $  91
                                                           ====     ====         ====

     Annual principal payments due subsequent to January 31, 1996 are as follows (in thousands):

                YEAR ENDING JANUARY 31:
                -----------------------
                     1997.............................................  $181
                     1998.............................................   130
                     1999.............................................    84
                                                                        ----
                                                                        $395
                                                                        ====

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(5) OPERATING INFORMATION BY GEOGRAPHIC REGION

     The Joint Ventures' operations are summarized by geographic region as follows (in thousands):

                                                                         SIX MONTHS ENDED
                                                   JANUARY 31,               JULY 31,
                                           ---------------------------   -----------------
                                            1994      1995      1996      1995      1996
                                           -------   -------   -------   -------   -------
                                                                            (UNAUDITED)
        Revenue
          United States..................  $33,039   $40,448   $43,251   $23,332   $23,194
          Europe.........................    8,773     9,467    12,031     5,722     5,534
          Other..........................       --        --     1,786        --     4,543
                                           -------   -------   -------   -------   -------
                                           $41,812   $49,915   $57,068   $29,054   $33,271
                                           =======   =======   =======   =======   =======
        Net income (loss)
          United States..................  $ 5,609   $ 8,180   $11,064   $ 6,112   $ 5,620
          Europe.........................   (1,871)   (1,277)    1,184       357       604
          Other..........................       --        --       202        --       313
                                           -------   -------   -------   -------   -------
                                           $ 3,738   $ 6,903   $12,450   $ 6,469   $ 6,537
                                           =======   =======   =======   =======   =======
        Identifiable assets
          United States..................  $17,521   $22,154   $23,112   $22,324   $19,503
          Europe.........................    9,666     8,222     8,420    10,288        --
          Other..........................       --        --     9,841        --     9,806
                                           -------   -------   -------   -------   -------
                                           $27,187   $30,376   $41,373   $32,612   $29,309
                                           =======   =======   =======   =======   =======

(6) COMMITMENTS AND CONTINGENCIES

     The Joint Venturers' lease office space and equipment under various operating leases that expire at various dates through 2007. Future minimum lease payments are as follows as of January 31, 1996 (in thousands):

                YEAR ENDING
                 JANUARY 31                                           AMOUNT
                ------------                                          ------
                  1997..............................................  $1,719
                  1998..............................................   1,688
                  1999..............................................   1,671
                  2000..............................................   1,602
                  2001..............................................   1,059
                  Thereafter........................................   1,913
                                                                      ------
                                                                      $9,652
                                                                      ======

     Additional rental payments may be required for the Joint Venturers' pro rata share of certain operating expenses associated with office space leases.

     Rental expense charged to operations for operating leases was approximately $1.7 million, $1.8 million, and $2.0 million for the years ended January 31, 1994, 1995 and 1996, respectively, and $950,000 and $1.1 million for the six months ended July 31, 1995 and 1996, respectively.

                    UNCONSOLIDATED TICKETING JOINT VENTURES
                          OF TICKETMASTER GROUP, INC.

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

            (INFORMATION AS OF JULY 31, 1996 AND FOR THE SIX MONTHS
                   ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(7) 401(K) PLAN

     Certain Joint Ventures have 401(k) plans covering all eligible employees, which contain an employer matching feature of 25% up to a maximum of 6% of the employee's compensation. The Joint Ventures' contribution for the plan years ended December 31, 1993, 1994 and 1995 was approximately $32,000, $34,000 and $43,000, respectively.

(8) RELATED PARTY TRANSACTIONS

     Amounts charged to the Joint Ventures by TM Group or its affiliates under various agreements were as follows (in thousands):

                                                                            SIX MONTHS
                                                                               ENDED
                                              YEARS ENDED JANUARY 31,        JULY 31,
                                              ------------------------     -------------
                                              1994     1995      1996      1995     1996
                                              ----     ----     ------     ----     ----
                                                                            (UNAUDITED)
        Management Fees.....................  $305     $325     $  435     $165     $390
        Reimbursements for other services...   845      945      1,050      505      640

     Purchases of equipment by the Venturers was approximately $500,000, $685,000, and $475,000 for the years ended January 31, 1994, 1995 and 1996, respectively.

(9) SUBSEQUENT EVENT

     On June 7, 1996, the TM Group acquired the 50% equity interest of its partner in the European Joint Venture (and in a related entity) for $6 million in cash and an Exchangeable Promissory Note in the principal amount of $5 million due June 7, 1997.

                          INDEPENDENT AUDITORS' REPORT

The Venturers
Pacer/CATS/CCS -- a Wembley Ticketmaster Joint Venture:

     We have audited the accompanying consolidated balance sheets of Pacer/CATS/CCS -- a Wembley Ticketmaster Joint Venture as of December 31, 1994 and 1995 and the related consolidated statements of operations and accumulated deficit and cash flows for the period from April 15, 1994 (inception) to December 31, 1994 and for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacer/CATS/CCS -- a Wembley Ticketmaster Joint Venture as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the period from April 15, 1994 (inception) to December 31, 1994 and for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Joint Venture will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Joint Venture has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG Peat Marwick LLP

Denver, Colorado
February 22, 1996,
  except for note 4 which
  is as of July 31, 1996

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------      JUNE 30,
                                                               1994        1995          1996
                                                              -------     -------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash......................................................  $   893     $   603       $   529
  Trade accounts receivable, net of allowances of $1,479,
     $1,266 and $1,211 at December 31, 1994 and 1995, and
     June 30, 1996 (unaudited), respectively................    5,618       5,208         4,600
  Inventory.................................................    3,469       3,545         3,894
  Prepaid expenses and other................................      167         527           189
                                                              -------     -------       -------
          Total current assets..............................   10,147       9,883         9,212
  Equipment and leasehold improvements, net.................    1,356       1,841         2,049
  Cost in excess of net assets acquired, net of accumulated
     amortization of $200, $484 and $626 at December 31,
     1994 and 1995, and June 30, 1996 (unaudited),
     respectively...........................................    4,050       3,766         3,624
  Other assets..............................................       84          64            79
                                                              -------     -------       -------
                                                              $15,637     $15,554       $14,964
                                                              =======     =======       =======
                               LIABILITIES AND VENTURERS' DEFICIT
Current liabilities:
  Current portion of long-term debt.........................  $ 2,186     $   643       $    --
  Trade accounts payable....................................    2,052       2,850         3,170
  Accrued liabilities.......................................    2,413       2,667         2,350
  Capital lease obligations.................................      399         300           300
  Deferred revenue..........................................    1,720       2,089         1,684
                                                              -------     -------       -------
          Total current liabilities.........................    8,770       8,549         7,504
Long-term debt to bank, less current portion................    6,964       7,322         7,507
Subordinated note payable to venturer.......................       --       2,000         2,000
                                                              -------     -------       -------
          Total liabilities.................................   15,734      17,871        17,011
                                                              -------     -------       -------
Commitments and contingencies
Venturers' deficit:
  Capital contributions.....................................    3,000       5,575         7,375
  Accumulated deficit.......................................   (3,271)     (8,278)       (9,451)
  Cumulative foreign currency translation adjustment........      174         386            29
                                                              -------     -------       -------
          Total venturers' deficit..........................      (97)     (2,317)       (2,047)
                                                              -------     -------       -------
                                                              $15,637     $15,554       $14,964
                                                              =======     =======       =======

          See accompanying notes to consolidated financial statements.

                           PACER/CATS/CCS - A WEMBLEY
                           TICKETMASTER JOINT VENTURE

         CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                 (IN THOUSANDS)

                                                PERIOD FROM
                                                 APRIL 15,                          SIX MONTHS ENDED
                                                (INCEPTION)        YEAR ENDED           JUNE 30,
                                              TO DECEMBER 31,     DECEMBER 31,     -------------------
                                                   1994               1995          1995        1996
                                              ---------------     ------------     -------     -------
                                                                                   (UNAUDITED)
Revenue:
  Installation..............................      $12,141           $ 13,233       $ 5,723     $ 8,252
  Service...................................        4,932              7,697         3,950       3,759
  Product sales.............................        2,281              2,055         1,082         953
                                                  -------            -------       -------     -------
          Total revenue.....................       19,354             22,985        10,755      12,964
                                                  -------            -------       -------     -------
Costs of revenue, expenses and other items:
  Installation..............................        7,730              9,739         4,169       5,429
  Service...................................        3,111              4,989         2,458       2,498
  Products..................................        1,321              1,184           619         535
                                                  -------            -------       -------     -------
          Total costs of revenue............       12,162             15,912         7,246       8,462
                                                  -------            -------       -------     -------
  General and administrative................        5,654              4,998         2,362       2,053
  Sales and marketing.......................        1,507              1,904           936         963
  Research and development..................        1,609              2,932         1,451       1,671
  Depreciation and amortization.............          689                956           508         504
                                                  -------            -------       -------     -------
          Loss from operations..............       (2,267)            (3,717)       (1,748)       (689)
Interest expense, net.......................          504                985           458         484
                                                  -------            -------       -------     -------
          Loss before income taxes..........       (2,771)            (4,702)       (2,206)     (1,173)
Income taxes - withholdings on foreign
  sales.....................................          500                305            66          --
                                                  -------            -------       -------     -------
          Net loss..........................       (3,271)            (5,007)       (2,272)     (1,173)
Accumulated deficit, beginning of period....           --             (3,271)       (3,271)     (8,278)
                                                  -------            -------       -------     -------
Accumulated deficit, end of period..........      $(3,271)          $ (8,278)      $(5,543)    $(9,451)
                                                  =======            =======       =======     =======

                See notes to consolidated financial statements.

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                PERIOD FROM
                                                 APRIL 15,                          SIX MONTHS ENDED
                                                (INCEPTION)        YEAR ENDED           JUNE 30,
                                              TO DECEMBER 31,     DECEMBER 31,     -------------------
                                                   1994               1995          1995        1996
                                              ---------------     ------------     -------     -------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................      $(3,271)          $ (5,007)      $(2,272)    $(1,173)
  Adjustments to reconcile net loss to net
     cash used in (provided by) operating
     activities:
     Provisions for bad debts and inventory
       obsolescence.........................        1,660                111           111          --
     Depreciation and amortization..........          689                956           508         504
     Changes in operating assets and
       liabilities:
       Trade accounts receivable, net.......          267                407           714         802
       Inventory............................          167                 (8)         (261)       (434)
       Prepaid expenses and other assets....           17               (337)         (546)        419
       Trade accounts payable...............           67                827          (101)        249
       Accrued liabilities..................          294                (52)         (144)        172
       Deferred revenue.....................         (632)               369           130        (302)
                                                  -------            -------       -------     -------
          Net cash (used in) provided by
            operating activities............         (742)            (2,734)       (1,861)        237
                                                  -------            -------       -------     -------
Cash flows from investing
  activities -- purchase of equipment and
  leasehold improvements....................         (405)            (1,157)         (507)       (570)
                                                  -------            -------       -------     -------
Cash flows from financing activities:
  Proceeds from long-term debt..............          500                100           100          --
  Principal payments on long-term debt......         (350)            (1,286)         (750)       (542)
  Principal payments on capital lease
     obligations............................         (256)               (99)         (153)         --
  Proceeds from note payable to venturer....           --              2,000         2,000          --
  Capital contribution......................           --              2,575           300       1,800
                                                  -------            -------       -------     -------
          Net cash (used in) provided by
            financing activities............         (106)             3,290         1,497       1,258
                                                  -------            -------       -------     -------
Effect of exchange rate changes on cash.....           60                311           637        (999)
                                                  -------            -------       -------     -------
          Decrease in cash..................       (1,193)              (290)         (234)        (74)
Cash, beginning of period...................        2,086                893           893         603
                                                  -------            -------       -------     -------
Cash, end of period.........................      $   893           $    603       $   659     $   529
                                                  =======            =======       =======     =======
Supplemental disclosure of cash flow
  information:
  Cash paid for interest....................      $   451           $    757       $   470     $   295
  Cash paid for income taxes................          487                127            --         151

          See accompanying notes to consolidated financial statements.

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

(1) ORGANIZATION

     On April 15, 1994, Ticketmaster Cinema Group Ltd. (TCG), a wholly owned subsidiary of Ticketmaster Corporation (Ticketmaster), completed the formation of Pacer/CATS/CCS -- A Wembley Ticketmaster Joint Venture (the Venture) with WIL, Inc. (WIL), a wholly owned subsidiary of Wembley plc (Wembley). TCG, which is the managing partner, and WIL each own a 50% undivided interest in the Venture. The Venture acquired certain assets and assumed certain liabilities of three companies previously owned by Wembley: Pacer Cats Corporation (Pacer
Cats), Computerized Automatic Ticket Sales Systems Limited (CATS) and stock of CCS Computel Computer System GmbH (CCS). The formation of the Venture was accounted for based upon the historical cost of the assets acquired and the liabilities assumed by the Venture from the Wembley entities. TCG acquired a 50% ownership interest in the Venture in exchange for a direct payment to Wembley of $16 million. TCG did not make a capital contribution to the Venture at inception. During 1995, CCS/CATS Pte, Ltd. (CATS -- Singapore) was formed as a wholly owned subsidiary of the Venture.

     The Venture engages in the design, sale and servicing of hardware and software for the operation of computerized ticketing and concession systems for motion picture theaters, stadiums, arenas, zoos and theme parks. The Venture is based in Denver, Colorado, with offices in Los Angeles, Germany, Great Britain, France, Singapore, and Australia.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of the Venture and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared assuming the Venture will continue as a going concern. As shown in the accompanying consolidated financial statements, the Venture incurred net losses of $3.3 million and $5 million for the period from April 15, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995, respectively, and has a net capital deficiency as of December 31, 1995. These factors raise substantial doubt about the Venture's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the outcome of this uncertainty. Management's plans to finance its business during the next twelve months include obtaining additional equity or debt financing from the Venturers or third parties and attaining profitable operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Interim Financial Statements

     The accompanying consolidated financial statements of the Venture as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are unaudited, but in the opinion of management reflect all adjustments

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) necessary (consisting of those of a normal recurring nature) for a fair presentation of such consolidated financial statements in accordance with generally accepted accounting principles. The results of operations for interim periods are not necessarily indicative of results for a full year.

  Inventory

     Inventory, consisting of systems hardware, maintenance parts and supplies, is primarily stated at the lower of cost (first-in, first-out) or market.

  Equipment and Leasehold Improvements

     Equipment, consisting primarily of computer equipment, is stated at cost. Equipment under capital leases is recorded at the present value of the minimum lease payments at the inception of the lease. Depreciation is calculated using the straight-line method over estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements and equipment owned under capitalized leases are amortized using the straight-line method over the lesser of their estimated useful life or the lease term.

  Cost in Excess of Net Assets Acquired

     Cost in excess of net assets acquired, which relates to CCS, is amortized using the straight-line method over 15 years. Management periodically evaluates the recoverability of the asset utilizing forecasted undiscounted future operating cash flows. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Venture's average cost of funds.

  Translation of Foreign Currencies

     Assets and liabilities of the Venture's foreign operations are translated into U.S. dollars at the current rate of exchange on the balance sheet date. Revenue and expenses are translated at the average exchange rate for the period. Unrealized foreign currency translation adjustments do not affect the results of operations and are reflected as a component of venturers' deficit. Gains and losses resulting from foreign currency transactions are included in indirect costs as incurred.

  Revenue and Costs

     Revenue and the related costs of installation and product sales are recognized upon delivery to the customer. Service revenue is recognized ratably over the contract term.

  Income Taxes

     Income tax expense represents taxes withheld on foreign sales. The Venture's net loss is reported in the individual tax returns of the venturers.

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

(3) EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consist of the following (in thousands):

                                                         DECEMBER 31,
                                                      -------------------      JUNE 30,
                                                       1994        1995          1996
                                                      -------     -------     -----------
                                                                              (UNAUDITED)
        Computer and other equipment................  $ 4,069     $ 5,130       $ 5,458
        Furniture and fixtures......................      919         824         1,102
        Vehicles....................................      136          87            88
        Leasehold improvements......................       60         123           165
                                                      -------     -------       -------
                                                        5,184       6,164         6,813
        Less accumulated depreciation and
          amortization..............................   (3,828)     (4,323)       (4,764)
                                                      -------     -------       -------
                                                      $ 1,356     $ 1,841       $ 2,049
                                                      =======     =======       =======

(4) LONG-TERM DEBT

     At the date of formation on April 15, 1994 the Venture entered into a credit agreement (Original Agreement) with U.S. Bank of Washington (U.S. Bank), whereby U.S. Bank extended to the Venture certain credit facilities. On July 31, 1996 the Original Agreement was amended and restated whereby U.S. Bank extended a loan of $7.5 million (Amended Agreement) which was used to repay borrowings outstanding under the Original Agreement. Borrowings under the Amended Agreement bear interest at the prime rate plus .25% or at the Venture's option, beginning July 1, 1998, the IBOR Rate plus 225 basis points per annum. Monthly interest payments only are due for the period August 1, 1996 through June 30, 1997. Principal and interest payments are due in monthly installments, beginning July 31, 1997, in an amount equal to the lesser of $107,166 or excess cash flow as defined in the Amended Agreement. Borrowings are secured by substantially all assets of the Venture. Standby and commercial letters of credit will be issued by U.S. Bank in an aggregate amount not to exceed $200,000 at any one time. These letters of credit will be available until the principal balance is equal to or less than $6 million. Upon reducing the principal balance to less than or equal to $6 million, U.S. Bank will provide funds to the Venture from time to time on a revolving credit basis up to a maximum of $6 million.

     Maturities under the Amended Agreement as of December 31, 1995 are as follows (in thousands):

                1996................................................  $  643
                1997................................................     643
                1998................................................   1,286
                1999................................................   1,286
                2000 and thereafter.................................   4,107
                                                                      ------
                                                                       7,965
                  Less current portion..............................     643
                                                                      ------
                                                                      $7,322
                                                                      ======

     The Amended Agreement includes limitations on dividends and distributions, transactions with affiliates, indebtedness, investments, and requires the maintenance of certain financial ratios, and levels of working capital and tangible net worth, including a restriction on the Venturers' ability to distribute as dividends, cash to its parent.

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

     The classification of long-term debt and current portion of long-term debt in the accompanying consolidated balance sheet as of December 31, 1995 reflects the terms and maturities of the Amended Agreement.

(5) SUBORDINATED NOTE PAYABLE TO VENTURER

     As of December 31, 1995, the Venture had issued a note payable in the amount of $2 million to TCG to provide working capital. The note bears interest at the prime rate plus .25%, (8.75% at December 31, 1995) and is due on demand, but is subordinated to the payment of the bank debt in Note 4. In addition, the Venturer has indicated that they do not intend to request repayment in 1996. Accordingly, the note payable to Venturer has been reclassified as long-term in the accompanying consolidated financial statements.

(6) OPERATING INFORMATION BY GEOGRAPHIC REGION

     The Venture's operations are summarized by geographic region as follows:
(in thousands):

                                           PERIOD FROM
                                            APRIL 15,
                                           (INCEPTION)                           SIX MONTHS ENDED
                                             THROUGH            YEAR ENDED           JUNE 30,
                                           DECEMBER 31,        DECEMBER 31,     -------------------
                                               1994                1995          1995        1996
                                        ------------------     ------------     -------     -------
                                                                                    (UNAUDITED)
    Revenue from unaffiliated
      customers:
      United States...................       $  9,188            $ 10,411       $ 5,131     $ 8,019
      Europe..........................          8,946              10,025         4,681       4,416
      Other...........................          1,220               2,549           943         529
                                              -------             -------       -------     -------
                                             $ 19,354            $ 22,985       $10,755     $12,964
                                              =======             =======       =======     =======
    Net loss:
      United States...................       $ (3,868)           $ (5,024)      $(2,041)    $  (797)
      Europe..........................            743                (146)         (244)       (191)
      Other...........................           (146)                163            13        (185)
                                              -------             -------       -------     -------
                                             $ (3,271)           $ (5,007)      $(2,272)    $(1,173)
                                              =======             =======       =======     =======
    Identifiable assets (excluding
      goodwill):
      United States...................       $  5,915            $  5,155       $ 5,098     $ 5,655
      Europe..........................          3,524               5,696         5,213       4,427
      Other...........................          2,148                 937         1,009       1,258
                                              -------             -------       -------     -------
                                             $ 11,587            $ 11,788       $11,320     $11,340
                                              =======             =======       =======     =======

(7) RELATED-PARTY TRANSACTIONS

     The Joint Venture agreement provides for a management fee to be paid to TCG. Management fees payable to TCG totaled $71,000, $100,000 and $50,000 for the period from April 15, 1994 (inception) to December 31, 1994, for the year ended December 31, 1995 and for the six months ended June 30, 1996, respectively.

                          PACER/CATS/CCS -- A WEMBLEY
                           TICKETMASTER JOINT VENTURE

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
            (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

(8) EMPLOYEE BENEFIT PLAN

     All eligible employees of the Venture in the United States may participate in a 401(k) Plan sponsored by Ticketmaster Corporation. The Plan includes employer matching of 25% of the employee's contribution up to a maximum of 6% of the employee's compensation. The Venture's contributions for the period from April 15, 1994 (inception) through December 31, 1994 and for the year ended December 31, 1995, totaled $10,000 and $21,000, respectively.

(9) COMMITMENTS AND CONTINGENCIES

  Leases

     The Joint Venture leases office space and equipment under various noncancelable operating leases. Future minimum lease payments under such leases (with lease terms in excess of one year) as of December 31, 1995 were as follows (in thousands):

                YEAR ENDING DECEMBER 31:
                ------------------------
                  1996..............................................  $  626
                  1997..............................................     550
                  1998..............................................     472
                  1999..............................................     385
                  2000 and thereafter...............................     542
                                                                      ------
                          Total minimum lease payments..............  $2,575
                                                                      ======

     Rent expense for operating leases for the period from April 15, 1994 (inception) through December 31, 1994, for the year ended December 31, 1995, and for the six months ended June 30, 1995 and 1996, was approximately $402,000, $624,000, $215,000, and $260,000, respectively.

     Additional rental payments may be required for the Venture's pro rata share of certain operating expenses.

  Litigation

     In January 1996, the Venture was named as a defendant in a civil action by a leasing company alleging that the Venture defaulted on certain equipment rental agreements. The Plaintiffs seek back rental payments and other damages in excess of $900,000. The plaintiffs also assert claims against one of the Venturers as guarantor of the Venture's obligations. The Venturer has asserted a cross claim against the Venture seeking indemnification.

     Although management of the Venture believes that this proceeding will not will have a material effect on the financial position, results of operations or cash flows of the Venture, no assurance can be given as to the ultimate resolution of this matter. The accompanying consolidated financial statements do not include any adjustments relating to the outcome of these uncertainties.

(10) SUBSEQUENT EVENTS (UNAUDITED)

     On July 29, 1996, a subsidiary of Ticketmaster acquired WIL's 50% equity interest.

                          INDEPENDENT AUDITORS' REPORT

The Venturers:
Ticketmaster Indiana (A Joint Venture)

     We have audited the accompanying balance sheets of Ticketmaster Indiana (A Joint Venture) as of January 31, 1995 and 1996 and the related statements of income and venturers' capital, and cash flows for each of the years in the two years ended January 31, 1996. These financial statements are the responsibility of Ticketmaster Indiana's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ticketmaster Indiana (A Joint Venture) as of January 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the two years ended January 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Los Angeles, California
March 8, 1996

                              TICKETMASTER INDIANA
                               (A JOINT VENTURE)

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                   JANUARY 31,
                                                                -----------------      JULY 31,
                                                                 1995       1996         1996
                                                                ------     ------     -----------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents...................................  $4,937     $2,240       $ 2,486
  Accounts receivable, ticket sales...........................   1,761      1,081           732
  Accounts receivable, trade..................................      89         65            49
  Amount due from affiliates..................................      --        317           347
  Prepaid expenses............................................     184        258           404
                                                                -------    -------       ------
          Total current assets................................   6,971      3,961         4,018
Noncurrent assets:
  Equipment and leasehold improvements, net...................   2,089      1,707         1,609
  Other assets................................................      30         31            20
                                                                -------    -------       ------
                                                                $9,090     $5,699       $ 5,647
                                                                =======    =======       ======
                               LIABILITIES AND VENTURERS' CAPITAL

Current liabilities:
  Accounts payable, trade.....................................  $  152     $  241       $   294
  Accounts payable, clients...................................   4,995      2,532         2,349
  Accrued expenses............................................     825        701         1,047
  Deferred income and other...................................     572        232           196
  Amounts due to affiliates...................................     586         --            --
                                                                -------    -------       ------
          Total current liabilities...........................   7,130      3,706         3,886
Venturers' capital............................................   1,960      1,993         1,761
                                                                -------    -------       ------
                                                                $9,090     $5,699       $ 5,647
                                                                =======    =======       ======

                See accompanying notes to financial statements.

                              TICKETMASTER INDIANA
                               (A JOINT VENTURE)

                  STATEMENTS OF INCOME AND VENTURERS' CAPITAL
                                 (IN THOUSANDS)

                                                       FISCAL YEAR ENDED       SIX MONTHS ENDED
                                                          JANUARY 31,              JULY 31,
                                                      -------------------     -------------------
                                                       1995        1996        1995        1996
                                                      -------     -------     -------     -------
                                                                                  (UNAUDITED)
Revenue............................................   $19,070     $20,759     $10,909     $11,036
Operating costs, expenses and other items:
  Operating costs..................................     9,763       9,957       5,814       6,257
  Selling, general and administrative..............     3,556       3,783       1,202       1,456
  Depreciation and amortization....................     1,065         786         395         405
                                                      -------     -------     -------     -------
     Net income....................................     4,686       6,233       3,498       2,918
Venturers' capital at beginning of period..........     1,924       1,960       1,960       1,993
Distribution to venturers..........................    (4,650)     (6,200)     (3,650)     (3,150)
                                                      -------     -------     -------     -------
Venturers' capital at end of period................   $ 1,960     $ 1,993     $ 1,808     $ 1,761
                                                      =======     =======     =======     =======

                See accompanying notes to financial statements.

                              TICKETMASTER INDIANA
                               (A JOINT VENTURE)

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                     FISCAL YEAR ENDED          SIX MONTHS ENDED
                                                        JANUARY 31,                 JULY 31,
                                                    --------------------      --------------------
                                                     1995         1996         1995         1996
                                                    -------      -------      -------      -------
                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................   $ 4,686      $ 6,233      $ 3,498      $ 2,918
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...............     1,065          786          395          405
  Changes in operating assets and liabilities:
       Accounts receivable.......................       421          704          739          365
       Due from affiliates.......................        --         (317)        (284)         (30)
       Prepaid expenses..........................       (80)         (74)         (82)        (146)
       Other assets..............................       303          (10)          --           11
       Accounts payable, trade...................        67           89           15           53
       Accounts payable, clients.................     1,793       (2,463)      (1,542)        (183)
       Accrued expenses..........................       445         (124)         203          346
       Deferred income and rent..................       (47)        (340)         (30)         (36)
       Due to affiliates.........................       106         (586)        (586)          --
                                                    -------      -------      -------      -------
  Net cash provided by operating activities......     8,759        3,898        2,326        3,703
Cash used in investing activities-purchases of
  equipment and leasehold improvements...........      (710)        (395)        (196)        (307)
Cash flows used in financing
  activities-distributions to venturers..........    (4,650)      (6,200)      (3,650)      (3,150)
                                                    -------      -------      -------      -------
          Net (decrease) increase in cash and
            cash equivalents.....................     3,399       (2,697)      (1,520)         246
Cash and cash equivalents, beginning of period...     1,538        4,937        4,937        2,240
                                                    -------      -------      -------      -------
Cash and cash equivalents, end of period.........   $ 4,937      $ 2,240      $ 3,417      $ 2,486
                                                    =======      =======      =======      =======

                See accompanying notes to financial statements.

                              TICKETMASTER INDIANA
                               (A JOINT VENTURE)

                         NOTES TO FINANCIAL STATEMENTS
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
             SIX MONTHS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Ticketmaster Indiana (Joint Venture) is a joint venture and is 50% owned by Ticketmaster Corporation (Ticketmaster) and Evansim Entertainment, LLC, respectively. The Joint Venture was formed on January 1, 1984 for the purpose of providing computerized ticketing services for concert, sporting, and other events in the states of Indiana, Ohio, Kentucky and West Virginia.

  Unaudited Interim Financial Statements

     The accompanying financial statements of the Joint Venture as of July 31, 1996 and for the six months ended July 31, 1995 and 1996 are unaudited, but in the opinion of management reflect all adjustments necessary (consisting of those of a normal recurring nature) for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for interim periods are not necessarily indicative of results for a full year.

  Revenue Recognition

     Revenue from ticket operations is recognized as tickets are sold.

  Cash and Cash Equivalents

     The Joint Venture classifies all highly liquid debt instruments purchased with an original maturity of three months or less as cash equivalents.

  Accounts Receivable, Ticket Sales

     Accounts receivable, ticket sales are principally from ticketing outlets and represent the face value of the tickets sold plus convenience charges, generally net of outlet commissions. The Joint Venture performs credit evaluations of new ticket outlets, which are reviewed and updated periodically, requiring collateral as circumstances warrant.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets of three to five years or, for leasehold improvements, the term of the lease, if shorter. When assets are retired or otherwise disposed of, the cost is removed from the asset account and the corresponding accumulated depreciation is removed from the related allowance account and any gain or loss is reflected in results of operations.

  Concentration of Credit Risk

     The Joint Venture places its cash equivalents principally in money market accounts with its banks. The money market investments are diverse and generally short-term and, therefore, bear minimal risk. The Joint Venture has not experienced any losses on its money market investments.

                              TICKETMASTER INDIANA
                               (A JOINT VENTURE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
             SIX MONTHS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Accounts Payable, Clients

     Accounts payable, clients represents contractual amounts due to clients for tickets sold by the Joint Venture on behalf of the organizations that sponsor events.

  Deferred Income and Other

     Deferred income primarily consists of subscription revenue collected in advance of the subscription period. Deferred income is recorded as earned, pro rata on a monthly basis, over the life of subscriptions. Costs in connection with the procurement of subscriptions are charged to expense as incurred.

  Income Taxes

     No provision has been made for Federal and state income taxes, since these taxes are the responsibility of the joint venturers.

  Financial Instruments

     The estimated fair values of cash, accounts receivable, due from venturers, accounts payable and accrued expenses approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) EQUIPMENT & LEASEHOLD IMPROVEMENTS, NET

     Equipment and leasehold improvements consisted of the following (in thousands):

                                                          JANUARY 31,
                                                      -------------------      JULY 31,
                                                       1995        1996          1996
                                                      -------     -------     -----------
                                                                              (UNAUDITED)
        Computer equipment..........................  $ 4,005     $ 4,332       $ 4,228
        Telephone equipment and furnishings.........      319         330           334
        Transportation equipment....................      157         204           164
        Leasehold improvements......................       55          55            67
                                                      -------     -------       -------
                                                        4,536       4,921         4,793
        Less accumulated depreciation &
          amortization..............................   (2,447)     (3,214)       (3,184)
                                                      -------     -------       -------
                                                      $ 2,089     $ 1,707       $ 1,609
                                                      =======     =======       =======

                              TICKETMASTER INDIANA
                               (A JOINT VENTURE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
             SIX MONTHS ENDED JULY 31, 1995 AND 1996 IS UNAUDITED)

(3) COMMITMENTS AND CONTINGENCIES

     The Joint Venture leases office space and equipment under various operating leases. Future minimum lease payments are as follows as of January 31, 1996 (in thousands):

                YEAR ENDING
                 JANUARY 31                                           AMOUNT
                -----------                                           ------
                  1997..............................................  $  387
                  1998..............................................     381
                  1999..............................................     379
                  2000..............................................     376
                  2001..............................................     166
                Thereafter..........................................      57
                                                                      ------
                ....................................................  $1,746
                                                                      ======

     Rental expense charged to operations for operating leases was approximately $378,000, and $388,000 for the years ended January 31, 1995 and 1996, respectively, and $196,000 and $193,000 for the six months ended July 31, 1995 and 1996, respectively.

(4) 401(k) PLAN

     The Joint Venture has a 401(k) plan covering all eligible employees, which contains an employer matching feature of 25% up to a maximum of 6% of the employee's compensation. The Joint Venture's contribution for the plan years ended December 31, 1994 and 1995 was approximately $11,000 and $14,000, respectively.

(5) RELATED PARTY TRANSACTIONS

     Charges from the venturers and affiliates under various agreements were as follows (in thousands):

                                                         YEARS ENDED
                                                         JANUARY 31,        JULY 31,
                                                        -------------     -------------
                                                        1995     1996     1995     1996
                                                        ----     ----     ----     ----
                                                                           (UNAUDITED)
        Management Fees...............................  $110     $115     $ 60     $ 60
        Reimbursements for other services.............   395      435      200      300

     Purchases of equipment from the venturers was approximately $440,000, and $200,000 for the years ended January 31, 1995 and 1996, respectively.

INSIDE BACK COVER OF PROSPECTUS:

        The inside back cover contains a multicolor graphic layout containing, centered at the top of the layout, the Ticketmaster logo. Centered beneath the Ticketmaster logo, in order from top to bottom, are the following operating logos which are used by five of the Company's divisions, subsidiaries or promotional events: Ticketmaster Online, Live! magazine, Entertainment to Go, Ticketmaster Travel and Ticketmaster Music Showcase.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary.....................   3
Summary Financial Data.................   7
Risk Factors...........................  10
Use of Proceeds........................  14
Dividend Policy........................  15
Dilution...............................  16
Capitalization.........................  17
Selected Financial Data................  18
Pro Forma Financial Information........  21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  27
Business...............................  42
Management.............................  58
Certain Transactions...................  70
Principal Shareholders.................  72
Description of Certain Indebtedness....  73
Description of Capital Stock...........  74
Shares Eligible for Future Sale........  76
Underwriting...........................  77
Legal Matters..........................  78
Experts................................  78
Available Information..................  79
Index to Financial Statements.......... F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                7,250,000 SHARES

                              [TICKETMASTER LOGO]
                            TICKETMASTER GROUP, INC.

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                                ALLEN & COMPANY
                                  INCORPORATED

                            LAZARD FRERES & CO. LLC

                               SMITH BARNEY INC.

                               December   , 1996

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Market System of the NASD listing fee and the NASD filing fee.

        SEC registration fee..........................................  $   42,704.41
        The National Market System of the NASD listing fee............      57,560.41
        NASD filing fee...............................................      12,000.00
        Blue Sky filing fees and expenses.............................      25,000.00
        Printing and engraving expenses...............................     260,000.00
        Legal fees and expenses.......................................     350,000.00
        Accounting fees and expenses..................................     300,000.00
        IPO liability coverage........................................     200,000.00
        Transfer agent and registrar fees.............................      10,000.00
        Miscellaneous (including marketing costs and sales
          presentations)..............................................     337,735.18
                                                                           ----------
        Total.........................................................  $1,595,000.00
                                                                           ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 8.75 of the IBCA empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Registrant's Articles provide that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Section 8.75 of the IBCA.

     Section 2.10 of the IBCA permits an Illinois corporation to include in its articles of incorporation a provision eliminating or limiting a director's personal liability to a corporation or its shareholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violation of the law, improper distributions or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant's Articles include a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

     The Registrant has agreed to indemnify each director and officer pursuant to an Indemnity Agreement from and against any and all expenses, losses, damages and liabilities incurred by such director or officer for or as a result of actions taken or not taken while such director or officer was acting in his or her capacity as a director, officer, employee or agent of the Registrant.

     The Registrant has purchased liability coverage for its officers and directors insuring such officers and directors against losses arising from any wrongful act in his or her capacity as an officer or director.

     The form of Underwriting Agreement filed as Exhibit 1.1 provides for the indemnification of the Registrant, its controlling persons, its directors and its officers by the Underwriters against certain liabilities, including liabilities under the securities laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The shares of Common Stock of the Registrant issued in the transactions described below reflect a 1-for-3 reverse stock split to take place prior to the effective date of the Offering contemplated by this registration statement.

     On December 15, 1993, the Registrant issued 12,233,014 shares of Common Stock to Paul G. Allen in consideration of the payment of $173 million. On December 15, 1993, the Registrant also acquired all shares of capital stock of the Registrant's subsidiary, TM Movie Tix, Inc., held by Fredric D. Rosen and the Rosen Family Foundation for an aggregate cash purchase price of $6.3 million and 306,208 shares of Common Stock. See "Principal Shareholders." During 1993 and 1994, the Registrant granted to five employees of the Registrant options to purchase an aggregate of 1,596,451 shares of Common Stock at an exercise price per share of $14.14. On June 7, 1996, the Registrant issued an Exchangeable Promissory Note in the principal amount of $5 million to Warner Music International Services Limited, which note is exchangeable in certain circumstances into shares of Common Stock having a value of $5 million based on the initial public offering price of the Common Stock in the Offering. On August 21, 1996, the Registrant granted to each director who was not an employee or the beneficial owner of 5% or more of the outstanding Common Stock options to purchase 25,000 shares of Common Stock at an exercise price per share of $14.14 or, if the Company completes the Offering prior to February 21, 1997, the initial public offering price. On October 22, 1996, the Registrant granted to employees of the Registrant options to purchase 2,668,000 shares of Common Stock at an exercise price equal to the initial public offering price of a share of Common Stock in the Offering.

     No underwriters were involved in the transactions described above. The Registrant believes that the issuance of the aforesaid shares of Common Stock and the grant of the aforesaid options were exempt from registration under the Securities Act pursuant to Section 4(2) thereof and the issuance of the aforesaid note was exempt from registration under the Securities Act pursuant to Regulation S promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS:

        EXHIBIT
          NO.                                       DESCRIPTION
        -------     ---------------------------------------------------------------------------
          1.1 *     Form of Underwriting Agreement
          3.1 *     Amended and Restated Articles of Incorporation of the Company
          3.2 *     Amended and Restated Bylaws of the Company
          4.1 *     Specimen of Stock Certificate for Common Stock
          4.2 *     Exchangeable Promissory Note dated June 7, 1996 from the Company to Warner
                    Music International Services Limited
          5.1 *     Opinion of Neal, Gerber & Eisenberg
         10.1 *     Credit Agreement dated as of November 18, 1994 among the Company, its lenders and Wells Fargo Bank, National Association, as agent (the "Credit
                    Agreement")
         10.2 *     First Amendment to Credit Agreement dated as of January 6, 1995
         10.3 *     Second Amendment to Credit Agreement dated as of January 30, 1995
         10.4 *     Third Amendment and Limited Waiver to Credit Agreement dated as of April 7,
                    1995
         10.5 *     Fourth Amendment and Limited Waiver to Credit Agreement dated as of August
                    28, 1995
         10.6 *     Waiver to Credit Agreement dated as of April 30, 1996
         10.7 *     Fifth Amendment to Credit Agreement dated as of June 6, 1996
         10.8 *     Third Party Pledge Agreement dated as of November 18, 1994, as amended effective August 28, 1995, between Paul G. Allen and Wells Fargo Bank,
                    National Association
         10.9 *     First Amended and Restated Credit Agreement dated as of July 31, 1996 between Pacer/CATS/CCS and U.S. Bank of Washington, National Association
         10.10*     Employment Agreement dated as of December 15, 1993 between the Company and
                    Fredric D. Rosen
         10.11*     Employment Agreement dated as of February 1, 1994 between the Company and
                    Marc Bension

        EXHIBIT
          NO.                                       DESCRIPTION
        -------     ---------------------------------------------------------------------------
         10.12*     Amendment to Employment Agreement dated as of January 31, 1996 between the
                    Company and Marc Bension
         10.13*     Employment Agreement dated as of February 1, 1994 between the Company and
                    Ned S. Goldstein
         10.14*     Employment Agreement dated as of February 1, 1994 between the Company and
                    Peter B. Knepper
         10.15*     Employment Agreement dated as of February 1, 1994 between the Company and
                    Ann Mooney
         10.16*     Employment Agreement dated as of November 1, 1995 between the Company and
                    Stuart W. DePina
         10.17*     Employment Agreement dated as of March 1, 1995 between the Company and Judy
                    A. Black
         10.18*     Employment Agreement dated as of December 1994 between the Company and Alan
                    Citron
         10.19*     Employment Agreement dated as of May 31, 1995 between the Company and
                    Claire Rothman
         10.20*     Employment Agreement dated as of February 1995 between the Company and
                    Carole Ference
         10.21*     Employment Agreement dated as of January 3, 1995 between the Company and
                    Annie Gilbar
         10.22*     Stock Option Agreement, dated December 15, 1993 between the Company and
                    Fredric D. Rosen
         10.23*     Ticketmaster 401(k) Savings Plan and Trust Agreement, as Amended and
                    Restated Effective October 1, 1994
         10.24*     Ticketmaster Stock Plan (as amended and restated)
         10.25*     Covenant Not to Compete, dated November 19, 1993 between the Company and
                    Fredric D. Rosen
         10.26*     Covenant Not to Compete, dated November 19, 1993 between the Company and
                    Robert A. Leonard
         10.27*     Registration Rights Agreement dated as of December 15, 1993 between the
                    Company and Paul Allen
         10.28*     Registration and Exchange Rights Agreement dated as of December 15, 1993 among the Company, HG, Inc., Wells Fargo & Company, Rockwood & Co., Richard
                    L. Schulze, Harold S. Handelsman and Fredric D. Rosen
         10.29*     Covenant Not to Compete dated December 15, 1993 among HG, Inc., the Company and Paul Allen
         10.30*     Covenant Not to Compete dated December 15, 1993 among Fredric D. Rosen, the
                    Company and Paul Allen
         10.31*     Covenant Not to Compete dated December 15, 1993 among Robert A. Leonard, the Company and Paul Allen
         10.32*     Covenant Not to Compete dated December 15, 1993 between Fredric D. Rosen and TM Movie Tix, Inc.
         10.33*     Shareholders' Agreement dated as of December 15, 1993 among the shareholders of the Company
         10.34*     Form of Indemnity Agreement between the Company and each of its officers and directors

        EXHIBIT
          NO.                                       DESCRIPTION
        -------     ---------------------------------------------------------------------------
         10.35*     Development and Services Agreement dated June 28, 1996 by and between
                    Ticketmaster Multimedia Holdings, Inc. and Starwave Corporation
         10.36*     Sixth Amendment to Credit Agreement dated as of September 27, 1996
         10.37*     Seventh Amendment and Limited Waiver to Credit Agreement and Release of
                    Third Party Pledge Agreement dated as of October 24, 1996
         21.1 *     Subsidiaries of the Registrant
         23.1 **    Consent of KPMG Peat Marwick LLP
         23.2 *     Consent of Grant Thornton LLP
         23.3 **    Consent of Neal, Gerber & Eisenberg
         24.1 **    Powers of Attorney (included on page II-5)
         27.1 *     Financial Data Schedule
         99.1 *     Release, dated July 5, 1995, of the Antitrust Division of the United States
                    Department of Justice

---------------

 * Filed as an exhibit (with the same exhibit number) to Registration Statement No. 333-12413.

** Filed herewith.

     (b) FINANCIAL STATEMENT SCHEDULE:

     Valuation and Qualifying Accounts, Pacer/CATS/CCS

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (see response to Item 14 above), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each posteffective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles and the State of California on December 11, 1996.

                                          TICKETMASTER GROUP, INC.,
                                          an Illinois corporation

                                          By:      /s/  FREDRIC D. ROSEN
                                             -----------------------------------
                                                      Fredric D. Rosen
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Ticketmaster Group, Inc., hereby severally constitute Fredric D. Rosen, Ned S. Goldstein and Peter B. Knepper, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this registration statement, and generally to do all such things in our name and behalf in such capacities to enable Ticketmaster Group, Inc. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys, or any of them, to any and all such amendments.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on December 11, 1996 by the following persons in the capacities indicated.

              /s/  PAUL G. ALLEN                            Chairman of the Board
-----------------------------------------------
                 Paul G. Allen

             /s/  FREDRIC D. ROSEN                  President, Chief Executive Officer and
-----------------------------------------------                     Director
               Fredric D. Rosen                         (Principal Executive Officer)

             /s/  PETER B. KNEPPER                Senior Vice President and Chief Financial
-----------------------------------------------                     Officer
               Peter B. Knepper                  (Principal Financial and Accounting Officer)

           /s/  CHARLES EVANS GERBER                               Director
-----------------------------------------------
             Charles Evans Gerber

                                                                   Director
-----------------------------------------------
                David E. Liddle

             /s/  JOHN A. PRITZKER                                 Director
-----------------------------------------------
               John A. Pritzker

             /s/  WILLIAM D. SAVOY                                 Director
-----------------------------------------------
               William D. Savoy

                                                                   Director
-----------------------------------------------
               Terence M. Strom

                                                                     SCHEDULE II

                           PACER/CATS/CCS - A WEMBLEY
                           TICKETMASTER JOINT VENTURE

                       VALUATION AND QUALIFYING ACCOUNTS
                           (IN THOUSANDS OF DOLLARS)

                                                                  COLUMN C
                                                       ------------------------------
                                                                 ADDITIONS                             COLUMN E
                                          COLUMN B     ------------------------------                  --------
                                         ----------        (1)              (2)           COLUMN D     BALANCE
               COLUMN A                  BALANCE AT     CHARGED TO       CHARGED TO      ----------     AT END
--------------------------------------   BEGINNING        COSTS        OTHER ACCOUNTS    DEDUCTIONS       OF
             DESCRIPTION                 OF PERIOD     AND EXPENSES       DESCRIBE        DESCRIBE      PERIOD
--------------------------------------   ----------    ------------    --------------    ----------    --------
Allowance deducted from assets to
  which it applies
  Allowance for doubtful accounts:
     Year ended December 31, 1995.....     $1,479         $  343             $0             $356(A)     $1,266
     Period ended December 31, 1994...        492          1,237              0              250(A)      1,479

---------------
Note A -- Uncollected receivables written off, net of recoveries.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                   DESCRIPTION                                 PAGE
    ------       --------------------------------------------------------------------------------
      1.1 *      Form of Underwriting Agreement......................................
      3.1 *      Amended and Restated Articles of Incorporation of the Company.......
      3.2 *      Amended and Restated Bylaws of the Company..........................
      4.1 *      Specimen of Stock Certificate for Common Stock......................
      4.2 *      Exchangeable Promissory Note dated June 7, 1996 from the Company to
                 Warner Music International Services Limited.........................
      5.1 *      Opinion of Neal, Gerber & Eisenberg.................................
     10.1 *      Credit Agreement dated as of November 18, 1994 among the Company, its lenders and Wells Fargo Bank, National Association, as agent
                 (the "Credit Agreement")............................................
     10.2 *      First Amendment to Credit Agreement dated as of January 6, 1995.....
     10.3 *      Second Amendment to Credit Agreement dated as of January 30, 1995...
     10.4 *      Third Amendment and Limited Waiver to Credit Agreement dated as of
                 April 7, 1995.......................................................
     10.5 *      Fourth Amendment and Limited Waiver to Credit Agreement dated as of
                 August 28, 1995.....................................................
     10.6 *      Waiver to Credit Agreement dated as of April 30, 1996...............
     10.7 *      Fifth Amendment to Credit Agreement dated as of June 6, 1996........
     10.8 *      Third Party Pledge Agreement dated as of November 18, 1994, as amended effective August 28, 1995, between Paul G. Allen and Wells
                 Fargo Bank, National Association....................................
     10.9 *      First Amended and Restated Credit Agreement dated as of July 31,
                 1996 between Pacer/CATS/CCS and U.S. Bank of Washington, National
                 Association.........................................................
     10.10*      Employment Agreement dated as of December 15, 1993 between the
                 Company and Fredric D. Rosen........................................
     10.11*      Employment Agreement dated as of February 1, 1994 between the
                 Company and Marc Bension............................................
     10.12*      Amendment to Employment Agreement dated as of January 31, 1996 between the Company and Marc Bension................................
     10.13*      Employment Agreement dated as of February 1, 1994 between the
                 Company and Ned S. Goldstein........................................
     10.14*      Employment Agreement dated as of February 1, 1994 between the
                 Company and Peter B. Knepper........................................
     10.15*      Employment Agreement dated as of February 1, 1994 between the
                 Company and Ann Mooney..............................................
     10.16*      Employment Agreement dated as of November 1, 1995 between the
                 Company and Stuart W. DePina........................................
     10.17*      Employment Agreement dated as of March 1, 1995 between the Company and Judy A. Black...................................................
     10.18*      Employment Agreement dated as of December 1994 between the Company and Alan Citron.....................................................
     10.19*      Employment Agreement dated as of May 31, 1995 between the Company and Claire Rothman..................................................

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                   DESCRIPTION                                 PAGE
    ------       --------------------------------------------------------------------------------
     10.20*      Employment Agreement dated as of February 1995 between the Company and Carole Ference..................................................
     10.21*      Employment Agreement dated as of January 3, 1995 between the Company and Annie Gilbar....................................................
     10.22*      Stock Option Agreement, dated December 15, 1993 between the Company and Fredric D. Rosen................................................
     10.23*      Ticketmaster 401(k) Savings Plan and Trust Agreement, as Amended and
                 Restated Effective October 1, 1994..................................
     10.24*      Ticketmaster Stock Plan (as amended and restated)...................
     10.25*      Covenant Not to Compete, dated November 19, 1993 between the Company and Fredric D. Rosen................................................
     10.26*      Covenant Not to Compete, dated November 19, 1993 between the Company and Robert A. Leonard...............................................
     10.27*      Registration Rights Agreement dated as of December 15, 1993 between the Company and Paul Allen..........................................
     10.28*      Registration and Exchange Rights Agreement dated as of December 15,
                 1993 among the Company, HG, Inc., Wells Fargo & Company, Rockwood &
                 Co., Richard L. Schulze, Harold S. Handelsman and Fredric D.
                 Rosen...............................................................
     10.29*      Covenant Not to Compete dated December 15, 1993 among HG, Inc., the
                 Company and Paul Allen..............................................
     10.30*      Covenant Not to Compete dated December 15, 1993 among Fredric D.
                 Rosen, the Company and Paul Allen...................................
     10.31*      Covenant Not to Compete dated December 15, 1993 among Robert A.
                 Leonard, the Company and Paul Allen.................................
     10.32*      Covenant Not to Compete dated December 15, 1993 between Fredric D.
                 Rosen and TM Movie Tix, Inc.........................................
     10.33*      Shareholders' Agreement dated as of December 15, 1993 among the shareholders of the Company.........................................
     10.34*      Form of Indemnity Agreement between the Company and each of its officers and directors..............................................
     10.35*      Development and Services Agreement dated June 28, 1996 by and between Ticketmaster Multimedia Holdings, Inc. and Starwave
                 Corporation.........................................................
     10.36*      Sixth Amendment to Credit Agreement dated as of September 27, 1996
     10.37*      Seventh Amendment and Limited Waiver to Credit Agreement and Release
                 of Third Party Pledge Agreement dated as of October 24, 1996........
     21.1 *      Subsidiaries of the Registrant......................................
     23.1 **     Consent of KPMG Peat Marwick LLP....................................
     23.2 *      Consent of Grant Thornton LLP.......................................
     23.3 **     Consent of Neal, Gerber & Eisenberg.................................
     24.1 **     Powers of Attorney (included on page II-5)..........................
     27.1 *      Financial Data Schedule.............................................
     99.1 *      Release, dated July 5, 1995, of the Antitrust Division of the United
                 States Department of Justice........................................

---------------

 * Filed as an exhibit (with the same exhibit number) to Registration Statement No. 333-12413.

** Filed herewith.